Subject to Completion, dated September 20, 2007

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-142433

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the attached prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS dATED MAY 8, 2007)

3,000,000 Common Units

Representing Limited Partner Interests

We are offering to sell 3,000,000 common units representing limited partner interests in K-Sea Transportation Partners L.P. Our common units are listed on the New York Stock Exchange under the symbol “KSP.”  The last reported sale price of our common units on the New York Stock Exchange on September 19, 2007, was $41.65 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-15 of this prospectus supplement and on page 1 of the accompanying prospectus.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to K-Sea Transportation Partners L.P. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 450,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 3,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about September        , 2007.

LEHMAN BROTHERS	CITI	UBS INVESTMENT BANK

WACHOVIA SECURITIES	RBC CAPITAL MARKETS

KEYBANC CAPITAL MARKETS	RAYMOND JAMES	STIFEL NICOLAUS

September       , 2007

About This Prospectus Supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls. Before you invest in our common units, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Information Incorporated by Reference” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any “free writing prospectus” we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy our common units in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may authorize to be delivered to you, including any information incorporated by reference, is accurate as of any date other than their respective dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of our business and the terms of our common units, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” section beginning on page S-15 of this prospectus supplement and on page 1 of the accompanying prospectus to determine whether an investment in our common units is appropriate for you. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional common units.

As used in this prospectus supplement, unless the context otherwise indicates, the terms “we,” “us,” “our” and similar terms mean K-Sea Transportation Partners L.P., together with its operating subsidiaries. References to “Smith Maritime,” “Go Big” and “Sirius Maritime” mean Smith Maritime, Ltd., Go Big Chartering, LLC and Sirius Maritime, LLC, respectively.

K-Sea Transportation Partners L.P.

We are a leading provider of refined petroleum products marine transportation, distribution and logistics services in the U.S. domestic marine transportation business. We currently operate a fleet of 71 tank barges, one tanker and 58 tugboats that serves a wide range of customers, including major oil companies, oil traders and refiners. With approximately 4.2 million barrels of carrying capacity, we believe we operate the largest coastwise tank barge fleet in the United States.

For the fiscal year ended June 30, 2007, our fleet transported approximately 140 million barrels of refined petroleum products for our customers, including BP, Chevron, ConocoPhillips, ExxonMobil and Rio Energy. Our five largest customers in fiscal 2007 have been doing business with us for approximately 17 years on average. We do not assume ownership of any of the products we transport. During fiscal 2007, we derived approximately 79% of our revenue from longer-term contracts that are generally for periods of one year or more.

We believe we have a high-quality, well-maintained fleet. Approximately 73% of our current barrel-carrying capacity is double-hulled. Furthermore, we will be permitted to continue to operate our single-hull tank vessels  until January 1, 2015 in compliance with the Oil Pollution Act of 1990, or OPA 90, which mandates the phase-out of all single-hull tank vessels transporting petroleum and petroleum products in U.S. waters. All of our tank vessels except two operate under the U.S. flag, and all but four are qualified to transport cargo between U.S. ports under the Jones Act, the federal statutes that restrict foreign owners from operating in the U.S. maritime transportation industry.

Transformation of K-Sea Transportation Partners L.P.

Our predecessor company, Eklof Marine Corp., was founded in 1959. Following the acquisition of Eklof in April 1999, we implemented an expansion plan fueled by acquisitions and newbuilding programs. In April 1999, we owned 24 tank barges, 6 tankers and 8 tugboats with total barrel-carrying capacity of approximately 1.1 million barrels. From April 1999 through December 2003, we acquired 18 tank vessels in 9 separate transactions, increasing the total barrel-carrying capacity of our fleet, net of vessel sales and retirements, to approximately 2.3 million barrels. A majority of this capacity increase resulted from our acquisition of vessels from Maritrans, which included 8 tugboats and 10 barges with a combined barrel-carrying capacity of nearly one million barrels, located predominately in the Northeast.

In January 2004, we went public on the New York Stock Exchange. Under the same management, we have continued to grow our business—in terms of both the size and scale of operations and the geographical and commercial scope of our business. Significant activities since our initial public offering include:

•       In January 2004, we purchased a 140,000 barrel barge and a tugboat from SeaRiver Maritime, Inc., a subsidiary of ExxonMobil Corporation.

•       In December 2004, we acquired 10 tank barges and seven tugboats from Bay Gulf Trading of Norfolk, Virginia, with a combined total barrel-carrying capacity of 255,000 barrels.

•       In October 2005, we acquired 15 tank barges and 15 tugboats through our acquisition of Sea Coast Towing, Inc., thereby increasing our barrel-carrying capacity by 705,000 barrels and providing us with an attractive entry point into the complementary markets of the Pacific Northwest and Alaska.

•       In August 2007, we acquired 11 tank barges and 14 tugboats with combined capacity of 777,000 barrels through our acquisition of Smith Maritime of Honolulu, Hawaii and Go Big and Sirius Maritime of Seattle, Washington.

Since January 2004, we have also taken delivery of two tank barges and six tugboats with a combined capacity of 183,000 barrels in separate transactions. In addition, we have a vessel newbuilding program for 10 tank barges totaling 524,000 barrels of carrying capacity. These tank barges are expected to be delivered before the end of 2010. As a result of our expansion program, our total barrel-carrying capacity, net of vessel sales and retirements, is expected to increase to over 4.8 million by 2010, roughly double the size of our fleet at our initial public offering and four times our size in 1999.

Our growth has been prudently managed and accretive to cash flow. Quarterly distributions have increased from $0.50 per common unit for the quarter ended March 31, 2004 (pro rated for the number of days between the date of our initial public offering to March 31, 2004) to $0.70 for the quarter ended June 30, 2007, reflecting 11 quarterly distribution increases. The following table sets forth our distributions since our initial public offering in January 2004:

Cash Distribution History

The following table sets forth certain financial and operating data for our company for the year ended June 30, 2004 as compared to pro forma information for the year ended June 30, 2007. For a reconciliation of EBITDA, or earnings before interest, taxes, depreciation and amortization, to its most directly comparable GAAP measures, please read “—Non-GAAP Financial Measures.”

	June 30, 2004	Pro Forma June 30, 2007(1)	% Change Since June 30, 2004
	(unaudited)
Operating Data
Number of Barges	34	71	108.8%
Number of Tankers	2	1	(50.0)%
Total Fleet	36	72	100.0%
Total Carrying Capacity (mm bbls)	2,410	4,240	75.9%
Number of Tugboats	19	58	205.3%
Financial Data
Revenues	$95.8	$283.5	195.9%
Net Voyage Revenue	77.6	216.2	178.6%
Net Income(2)(3)	21.2	17.8	(16.0)%
EBITDA(4)	29.3	93.6	219.5%

(1)   Pro forma for acquisition of Smith Maritime, Go Big and Sirius Maritime.

(2)   Includes a non cash tax benefit of $17.6 million for fiscal 2004 attributable to a reduction in deferred taxes resulting from the change in income tax status of the assets and liabilities constituting the business of our predecessor that were transferred at the date of the initial public offering.

(3)   The net proceeds of this offering will be used to repay debt, which on a pro forma, as adjusted basis will reduce interest expense, increase net income, reduce our total debt and increase partners’ capital. Please read “Use of Proceeds” and “Capitalization” for more information regarding the use of proceeds from this offering.

(4)   For a reconciliation of EBITDA to its most directly comparable GAAP measures, please read “—Non-GAAP Financial Measures.”

Recent Developments

Borrowings

On August 14, 2007, we amended and restated our revolving credit agreement with KeyBank National Association, as administrative agent and lead arranger, to provide for (1) an increase in availability to $175.0 million under our senior secured revolving credit facility, which we refer to as the revolving facility, with an extension of the term to seven years, (2) a $45.0 million 364-day senior secured revolving credit facility, which we refer to as the 364-day facility, (3) amendments to certain financial covenants and (4) a reduction in interest rate margins. Under certain conditions, we have the right to increase the revolving facility by $75.0 million, to a maximum total facility amount of $250.0 million. The revolving facility and the 364-day facility are collateralized by a first perfected security interest in vessels having a total fair market value of approximately $275.0 million and certain equipment and machinery related to such vessels. The revolving facility and the 364-day facility bear interest at the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 0.7% to 1.5% depending on our ratio of total funded debt to EBITDA (as defined in the agreement). On August 14, 2007, we borrowed $67.0 million under the revolving facility and $45.0 million under the 364-day facility to fund a portion of the purchase price of Smith Maritime, Go Big and Sirius Maritime. As of August 14, 2007, we had approximately $166.4 million outstanding under the revolving facility and $45.0 million outstanding under the 364-day facility.

Also on August 14, 2007, we entered into a bridge loan facility for up to $60.0 million with an affiliate of KeyBank National Association. The bridge loan facility bears interest at an annual rate of LIBOR plus 1.5%. The bridge loan facility matures on November 12, 2007. The bridge loan facility is not collateralized until October 13, 2007 and, thereafter, will be collateralized by a second perfected security interest in the vessels collateralizing the revolving facility and the 364-day facility. During an event of default, the bridge loan facility will bear interest at an annual rate of LIBOR plus 7.5%. On August 14, 2007, we borrowed $60.0 million under the bridge loan facility in connection with the Smith Maritime, Go Big and Sirius Maritime acquisition.

Acquisition of Smith Maritime, Ltd., Go Big Chartering, LLC and Sirius Maritime, LLC

In August 2007, we acquired all of the equity interests in Smith Maritime, Go Big and Sirius Maritime. Smith Maritime, Go Big and Sirius Maritime are providers of maritime transportation and logistics services to major oil companies, oil traders and refiners in Hawaii and along the West Coast of the United States. On a combined basis, the operations of these companies included 11 petroleum tank barges and 14 tugboats, aggregating 777,000 barrels of capacity, of which 669,000 barrels, or 86%, are double-hulled. The tank barges added by this acquisition represent a 22% increase in the barrel-carrying capacity of our fleet to approximately 4.2 million barrels. The aggregate purchase price for Smith Maritime, Go Big and Sirius Maritime was approximately $203.0 million, consisting of $169.2 million in cash, $23.6 million of assumed debt and common units valued at approximately $10.2 million.

Articulated Tug-Barge Unit

In September 2007, we entered into a letter of intent with a builder to construct a 185,000 barrel articulated tug-barge unit. The expected cost is between $68 million to $70 million with delivery projected for the fourth quarter of calendar 2009. We also have an agreement in principle for a long-term charter for the unit with a major customer that is expected to commence upon delivery. The letter of intent, which includes an option to build a second unit of similar design and cost, is subject to various conditions, including the execution and delivery of definitive agreements with respect to the construction of the unit.

Industry

Tank vessels, which include tank barges and tankers, are a critical link in the refined petroleum product distribution chain. Tank vessels transport gasoline, diesel fuel, heating oil, asphalt and other products from refineries and storage facilities to a variety of destinations, including other refineries, distribution terminals, power plants and ships. According to a June 2006 study by the Association of Oil Pipe Lines, 29.9% of all domestic refined petroleum product transportation was by water in 2004, making waterborne transportation the most used mode of transportation for refined petroleum products after pipelines. Many areas along the East Coast and West Coast have access to refined petroleum products only by using marine transportation as a link in their distribution chain.

We believe the following industry trends create a positive outlook for us:

•       Refined petroleum product consumption is rising.   Between 1998 and 2006, the average daily demand of refined petroleum products in the United States grew at approximately 1.06% per year. The Energy Information Administration projects that refined petroleum product consumption in the United States will increase by an average of approximately 1.09% per year from 2006 to 2015.

•       OPA 90 requires the phase-out of all single-hulled tank vessels by January 1, 2015.   Under OPA 90, approximately 48% of the current barrel-carrying capacity of the domestic tank vessel fleet must be retired or retrofitted at varying times between January 1, 2007 and January 1, 2015. In the aggregate, OPA 90 mandates the retirement or retrofitting of approximately 16.0 million barrels of capacity at varying times between January 1, 2007 and January 1, 2015. We believe approximately

9.8 million barrels of newbuild capacity were under contract for construction at the end of 2006. We believe it takes approximately 12 to 36 months to design, contract for and construct a new tank barge. The phase-out of tank barges required by OPA 90, combined with the time period required to build new tank barges, will benefit existing tank barge operators with significant double-hulled capacity.

•       The domestic tank vessel industry is consolidating.   Over the past decade, the domestic tank vessel industry has undergone meaningful consolidation through acquisitions and other arrangements among tank vessel owners. In addition, major integrated oil and gas companies, which comprise the majority of our customer base, continue to increase their focus on their core competencies, divesting tank vessel assets and outsourcing petroleum product transportation operations. The continuation of these trends would provide us with opportunities to acquire additional assets and new customers through prudent and cash flow accretive acquisitions.

•       Customers are placing greater emphasis on environmental and safety concerns.   Our customers are increasingly selective in their choice of tank vessel operators and place particular emphasis on strong environmental and safety records and operating performance. Customers prefer to enter into long-term contracts with tank vessel operators with exemplary environmental compliance track records.

The domestic tank vessel industry is highly regulated. Our vessels are inspected at periodic intervals by the U.S. Coast Guard to ensure compliance with federal safety regulations. All of our coastwise vessels have been certified as being “in class” by the American Bureau of Shipping, which inspects our vessels at regularly scheduled intervals to ensure compliance with applicable classification rules and certain federal safety regulations. We also belong to and adhere to the recommendations of the American Waterways Operators Responsible Carrier Program, which is a framework for continuously improving the industry’s and member companies’ safety performance, and are certified to the standards of the International Safety Management system. In addition, our customers and insurance carriers regularly inspect our vessels, systems and operating procedures.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•       expanding our fleet through newbuildings and accretive and strategic acquisitions;

•       maximizing fleet utilization and improving productivity;

•       maintaining safe, low-cost and efficient operations;

•       balancing our fleet deployment between longer-term contracts and shorter-term business in an effort to provide stable cash flows through business cycles, while preserving flexibility to respond to changing market conditions; and

•       attracting and maintaining customers by adhering to high standards of performance, reliability and safety.

Competitive Strengths

Our competitive strengths include:

•       A large, versatile fleet that enables us to maximize utilization and provide comprehensive customer service.   We have a large and versatile tank vessel fleet of 71 tank barges, one tanker and 58 tugboats. We believe that our tank vessel fleet, with over 4.2 million barrels of carrying capacity, is the largest coastwise tank barge fleet in the United States. Many of our tank vessels can be transitioned between clean and black oil products and among geographic locations with relative ease, giving us the flexibility and efficiency to allocate the right vessel for the right cargo assignment on a timely basis. This flexibility allows us to reduce our waiting time between charter assignments and to provide comprehensive and efficient customer service.

•       A significant percentage of double-hulled tank vessels in relation to the industry average, which should benefit us given the projected decrease in tank vessel capacity due to OPA 90.   As of August 15, 2007, approximately 73% of our barrel-carrying capacity is double-hulled. Without a meaningful increase in new tank vessel construction or retrofittings of existing tank vessels, we believe there will continue to be a decrease in tank vessel supply due to OPA 90.

•       A reputation for high standards of performance, reliability and safety, which fosters long-term customer relationships with major oil companies, oil traders and refiners.   We have actively developed and maintained relationships with major oil companies, oil traders and refiners. We have been doing business with BP, Chevron, ConocoPhillips, ExxonMobil and Rio Energy for 34, 18, 11, 11 and 9 years, respectively. We believe our customers place significant importance on our established reputation for high standards of performance, reliability and safety.

•       A proven track record of successfully acquiring and integrating vessels and businesses.   From April 30, 1999 through August 15, 2007, we acquired 61 tank vessels, which increased the total barrel-carrying capacity of our fleet, net of vessel sales and retirements, from approximately 1.1 million barrels to approximately 4.2 million barrels. Over the same period, we increased the net utilization of the tank vessels we operate from 75% to 85%.

•       The financial flexibility to pursue acquisitions and other expansion opportunities through the issuance of additional common units and borrowings under our revolving credit agreement.   After the application of the proceeds we receive from this offering, we will have approximately $40 million available for working capital purposes and for internal growth and acquisitions under our revolving credit agreement. Under certain conditions, we have the right to increase our borrowing capacity under the revolving credit agreement by up to $75 million. We believe the borrowings available under our credit agreement and our ability to issue additional debt and equity securities should provide us with financial flexibility to enable us to pursue expansion and acquisition opportunities.

•       A management team with extensive industry experience.   Members of our management team have, on average, more than 20 years of experience in the maritime transportation industry. Further, members of our management team have been employed by us or one of our predecessors, on average, for approximately 12 years. Our management team has a successful track record of achieving internal growth and completing acquisitions. We believe our management team’s experience and familiarity with our industry and businesses are important assets that will assist us in implementing our business strategies and pursuing our growth strategies.

Our Executive Offices

Our principal executive offices are located at One Tower Center Boulevard, 17th Floor, East Brunswick, New Jersey 08816, and our phone number is (732) 565-3818.

Partnership Structure and Management

K-Sea General Partner GP LLC, as the general partner of K-Sea General Partner L.P., our general partner, manages our operations and activities. Our general partner is not elected by our unitholders and is not subject to re-election on a regular basis. Unitholders are not entitled to elect the directors of K-Sea General Partner GP LLC or directly or indirectly participate in our management or operations. Our general partner has sole responsibility for conducting our business and for managing our operations. We conduct operations through, and our operating assets are owned by, our indirect operating subsidiaries. We own our indirect operating subsidiaries through our operating partnership, K-Sea Operating Partnership L.P.

Our general partner does not receive any management fee or other compensation in connection with its management of our business, but is entitled to reimbursement for all direct and indirect expenses incurred on our behalf.

Upon consummation of this offering:

•       There will be 9,027,800 publicly held common units outstanding representing a 67.4% limited partner interest;

•       EW Transportation LLC along with its subsidiaries will own 1,041,250 common units and 3,123,750 subordinated units representing an aggregate 31.1% limited partner interest; and

•       Our general partner will continue to own 202,447 general partner units, representing a 1.5% general partner interest in us, and all of the incentive distribution rights.

The chart on the following page depicts our organization and ownership as of the date of this prospectus supplement after giving effect to this offering and assuming no exercise of the underwriters’ over-allotment option.

Organizational Structure of K-Sea Transportation Partners L.P.

Individual investors and funds managed by Jefferies Capital Partners
100% Ownership Interest
KSP Investors A/ B/ C and Management
Public Unitholders 9,027,800 Common Units
100% Ownership Interest
67.4% Limited Partner Interest
100% Ownership Interest
K-Sea General Partner GP LLC
EW Transportation LLC and Subsidiaries 1,041,250 Common Units 3,123,750 Subordinated Units
0.01% General Partner Interest
99.99% Limited Partner Interest
K-Sea General Partner L.P. (the General Partner) 202,447 general partner units Incentive Distribution Rights
31.1% Limited Partner Interest
1.5% General Partner Interest
K-Sea Transportation Partners L.P. (the Partnership)
100% Ownership Interest
99.99% Limited Partner Interest
K-Sea OLP GP, LLC
0.01% General Partner Interest
K-Sea Operating Partnership L.P. (the Operating Partnership)
100% Ownership Interest
Operating Subsidiaries

The Offering

Issuer	K-Sea Transportation Partners L.P.
Common Units Offered by Us	3,000,000 common units (or 3,450,000 common units if the underwriters exercise their option to purchase additional common units in full)
Units Outstanding After this Offering	10,069,050 common units (or 10,519,050 common units if the underwriters exercise their option to purchase additional common units in full)
3,123,750 subordinated units
202,447 general partner units
Use of Proceeds

The net proceeds from this offering (based on the last reported sales price on the NYSE on September 19, 2007 of $41.65 per common unit) will be used to repay approximately $119.2 million of indebtedness incurred to finance the acquisition of Smith Maritime, Go Big and Sirius Maritime. An affiliate of KeyBanc Capital Markets Inc. is agent and a lender under our revolving credit facility, our 364-day facility and our bridge loan facility and will receive greater than 10% of the net proceeds of this offering through our partial repayment of borrowings under those agreements. Please read “Underwriting—Relationships/NASD Conduct Rules.” We will use the net proceeds from any exercise of the underwriters’ option to purchase additional common units to repay additional amounts outstanding under our revolving credit agreement.

Cash Distributions

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash.” The amount of available cash may be greater than or less than the minimum quarterly distribution. For a description of our cash distribution policy, please read “Cash Distribution Policy” in the accompanying prospectus. If cash distributions exceed $0.55 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Cash Distribution Policy” in the accompanying prospectus. For the quarter ended June 30, 2007, we declared and paid a distribution of $0.70 per unit.

Subordination Period

The principal difference between our common units and subordinated units is that in any quarter during the subordination period, the subordinated units are not entitled to receive any distributions until the common units have received the minimum quarterly distribution of $0.50, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2008. When the subordination period ends, each remaining subordinated unit will convert into one common unit, and the common units will no longer be entitled to arrearages. Please read “Cash Distribution Policy—Subordination Period” in the accompanying prospectus.

Early Conversion of Subordinated Units

Our partnership agreement provides for the early conversion of subordinated units into common units if certain financial tests are satisfied. In February 2007, we satisfied these tests and 1,041,250 subordinated units (or 25% of the total number of subordinated units originally issued in January 2004) converted into common units. Our partnership agreement further provides that an additional 1,041,250 subordinated units will convert into common units if we have earned and paid at least $2.00 on each outstanding common unit, subordinated unit and general partner unit for any three consecutive four-quarter periods ending on or after December 31, 2007.

Estimated Ratio of Taxable Income to Distributions

We estimate that if you hold the common units you purchase in this offering through the record date for distributions with respect to the quarter ending December 31, 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. Please read “Material Tax Consequences” on page S-71 of this prospectus supplement for an explanation of the basis of this estimate.

New York Stock Exchange symbol	KSP

Summary Historical and Unaudited Pro Forma Financial and Operating Data

The following table sets forth selected historical and unaudited pro forma financial and operating data of K-Sea Transportation Partners L.P. and its predecessors for the periods and as of the dates indicated. The summary historical financial information for K-Sea Transportation Partners L.P. as of and for the years ended June 30, 2005, 2006 and 2007 was derived from our audited financial statements incorporated by reference in this prospectus supplement.

The following table presents two financial measures, net voyage revenue and EBITDA, which we use in our business. These financial measures are not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measures” below.

The following table also sets forth pro forma financial and operating data and reflects our historical results on a pro forma basis to give effect to the acquisition of Smith Maritime, Go Big and Sirius Maritime  as if it had occurred as of July 1, 2006 for income statement purposes and June 30, 2007 for balance sheet purposes.

The selected unaudited pro forma financial data do not purport to be indicative of the results of operations or the financial position that would have occurred had the acquisition of Smith Maritime, Go Big and Sirius Maritime occurred on the dates indicated, nor do they purport to be indicative of future results of operations or financial position. For a discussion of the assumptions and specific adjustments used in preparing the selected pro forma financial data, please read the unaudited pro forma financial statements incorporated by reference in this prospectus supplement.

						Pro Forma
	Years Ended June 30,					Year Ended June 30,
	2003	2004	2005	2006	2007	2007
	(in thousands, except per unit and operating data)					(unaudited)
Income Statement Data:
Voyage revenue	$ 83,942	$93,899	$ 118,8111	$176,650	$216,924	$267,937
Bareboat charter and other revenue	3,753	1,900	2,583	6,118	9,650	15,609
Total revenues	87,695	95,799	121,394	182,768	226,574	283,546
Voyage expenses	14,151	16,339	24,220	37,973	45,875	51,727
Vessel operating expenses	36,326	38,809	49,296	77,325	96,005	113,901
General and administrative expenses	7,047	8,149	11,163	17,309	20,472	27,377
Depreciation and amortization	16,293	18,643	21,399	26,810	33,415	45,622
Net (gain) loss on sale of vessels	(275)	255	(264)	(313)	102	(3,079)
Total operating expenses	73,542	82,195	105,814	159,104	195,869	235,548
Operating income	14,153	13,604	15,580	23,664	30,705	47,998
Interest expense (income), net	8,808	6,370	5,949	10,118	14,097	29,377 (1)
Net loss on reduction of debt	4	3,158	1,359	7,224	—	—
Other (income) expense, net	29	(253)	(27)	(64)	(63)	(25)
Income before provision (benefit) for income taxes	5,312	4,329	8,299	6,386	16,671	18,646
Provision (benefit) for income taxes	340	(16,845)	163	484	851	851
Net income	$4,972	$21,174	$8,136	$5,902	$15,820	$17,795
Net income per unit—basic	$1.03	$2.26	$0.95	$0.60	$1.56	$1.71
—diluted	1.03	2.25	0.95	0.60	1.55	1.70
Balance Sheet Data (at period end):
Vessels and equipment, net	$145,520	$193,646	$235,490	$316,237	$358,580	$495,385
Total assets	178,328	228,144	273,262	383,028	429,814	651,490
Total debt	114,003	78,817	114,005	193,380	244,287	444,547 (1)
Partners’ capital/members’ equity	41,290	135,698	141,940	163,943	152,653	164,288 (1)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$ 13,235	$10,904	$ 24,1633	$20,774	$41,643
Investing activities	(240)	(59,167)	(55,901)	(105,398)	(63,704)
Financing activities	(12,984)	48,616	31,447	85,362	22,147
Other Financial Data:
Net voyage revenue	$69,791	$77,560	$94,591	$138,677	$171,049	$216,210
EBITDA(2)	30,413	29,342	35,647	43,314	64,183	93,645
Capital expenditures(3):
Maintenance	$8,389	$7,957	$8,024	$13,753	$20,337
Expansion (including vessel and company acquisitions)	7,814	52,747	39,337	97,420	25,960
Total	$16,203	$60,704	$47,361	$111,173	$46,297
Construction of tank vessels	$18,703	$16,512	$16,816	$20,702	$33,315
Operating Data:
Number of tank barges (at period end)	35	34	44	61	60	71
Number of tankers (at period end)	3	2	2	2	1	1
Number of tugboats (at period end)	18	19	25	41	44	58
Total barrel-carrying capacity (in thousands at period end)	2,309	2,410	2,561	3,357	3,464	4,240
Net utilization(4)	87%	86%	85%	83%	85%
Average daily rate(5)	$7,468	$8,095	$8,734	$9,245	$10,097

(1)          The net proceeds of this offering  will be used to repay debt, which on a pro forma, as adjusted basis will reduce interest expense, increase net income, reduce our total debt and increase partners’ capital. Please read “Use of Proceeds” and “Capitalization” for more information regarding the use of proceeds from this offering.

(2)          EBITDA has been reduced by net losses on reduction of debt of $4, $3,158, $1,359 and $7,224 for the years ended June 30, 2003, 2004, 2005 and 2006, respectively.

(3)          We define maintenance capital expenditures as capital expenditures required to maintain, over the long term, the operating capacity of our fleet, and expansion capital expenditures as those capital expenditures that increase, over the long term, the operating capacity of our fleet. Examples of maintenance capital expenditures include costs related to drydocking a vessel, retrofitting an existing vessel or acquiring a new vessel to the extent such expenditures maintain the operating capacity of our fleet. Expenditures made in connection with our tank vessel newbuilding program were considered maintenance capital expenditures as they were made to replace capacity scheduled to phase out under OPA 90; however, because they were non-routine in nature they are included separately in the above table under “Construction of tank vessels.” Generally, expenditures for construction of tank vessels in progress are not included as capital expenditures until such vessels are completed. Capital expenditures associated with retrofitting an existing vessel, or acquiring a new vessel, which increase the operating capacity of our fleet over the long term whether through increasing our aggregate barrel-carrying capacity, improving the operational performance of a vessel or otherwise, are classified as expansion capital expenditures. Drydocking expenditures are more extensive in nature than normal routine maintenance and, therefore, are capitalized and amortized over three years. For more information regarding our accounting treatment of drydocking expenditures, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Amortization of Drydocking Expenditures.”

(4)          “Net utilization” is a percentage equal to the total number of days actually worked by a tank vessel or group of tank vessels during a defined period, divided by the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.

(5)          “Average daily rate” equals the net voyage revenue earned by a tank vessel or group of tank vessels during a defined period, divided by the total number of days actually worked by that tank vessel or group of tank vessels during that period.

Non-GAAP Financial Measures

We derive our voyage revenue from time charters, contracts of affreightment and voyage charters, which are described in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General.”  One of the principal distinctions among these types of contracts is whether the vessel operator or the customer pays for voyage expenses, which include fuel, port charges, pilot fees, tank cleaning costs and canal tolls. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the vessel operator, pay the voyage expenses, we typically pass these expenses on to our customers by charging higher rates under the contract or rebilling such expenses to them. As a result, although voyage revenue from different types of contracts may vary, the net revenue that remains after subtracting voyage expenses, which we call net voyage revenue, is comparable across the different types of contracts. Therefore, we principally use net voyage revenue, rather than voyage revenue, when comparing performance in different periods.

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•       the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

•       the ability of our assets to generate cash sufficient to pay interest on our indebtedness and to make distributions to our unitholders;

•       our operating performance and return on invested capital as compared to those of other companies in the marine transportation business, without regard to financing methods and capital structure; and

•       our compliance with certain financial covenants included in our debt agreements.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of the non-GAAP financial measures of net voyage revenue and EBITDA to the most directly comparable GAAP financial measures for each of the periods indicated.

						Pro Forma
	Year Ended June 30,					Year Ended June 30,
	2003	2004	2005	2006	2007	2007
	(in thousands)
Reconciliation of “Net voyage revenue” to “Voyage revenue”:
Voyage revenue	$83,942	$93,899	$118,811	$176,650	$216,924	$267,937
Voyage expenses	14,151	16,339	24,220	37,973	45,875	51,727
Net voyage revenue	$69,791	$77,560	$94,591	$138,677	$171,049	$216,210
Reconciliation of “EBITDA” to “Net Income”:
Net income	$4,972	$21,174	$8,136	$5,902	$15,820	$17,795
Depreciation and amortization	16,293	18,643	21,399	26,810	33,415	45,622
Interest expense, net	8,808	6,370	5,949	10,118	14,097	29,377
Provision (benefit) for income taxes	340	(16,845)	163	484	851	851
EBITDA(1)	$30,413	$29,342	$35,647	$43,314	$64,183	$93,645
Reconciliation of “EBITDA” to “Net cash provided by operating activities”
Net cash provided by operating activities	$13,235	$10,904	$24,163	$20,774	$41,643
Payment of drydocking expenditures	7,491	7,011	7,654	12,506	15,357
Interest paid	8,247	5,263	5,323	9,767	14,457
Income taxes paid	2	7	55	322	13
(Increase) decrease in operating working capital	1,716	2,733	(361)	3,455	(5,539)
Other, net	(278)	3,424	(1,187)	(3,510)	(1,748)
EBITDA(1)	$30,413	$29,342	$35,647	$43,314	$64,183

(1)          EBITDA has been reduced by net losses on reduction of debt of $4, $3,158, $1,359 and $7,224 for the years ended June 30, 2003, 2004, 2005 and 2006, respectively.

Risk Factors

An investment in our common units involves risks. You should carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference as provided under “Information Incorporated by Reference,” including our annual report on Form 10-K for the fiscal year ended June 30, 2007 and the risk factors described under “Risk Factors” in the accompanying prospectus. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.”  Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below, elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference.

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business.

If any of the following risks were actually to occur, our business, financial condition, or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

We may not be able to successfully integrate the operations of Smith Maritime, Go Big and Sirius Maritime with our current operations.

The integration of Smith Maritime, Go Big and Sirius Maritime with our other operations will be a complex, time consuming and costly process. Failure to timely and successfully integrate both companies may have a material adverse effect on our business, financial condition and results of operations. The difficulties of integrating these companies will present challenges to our management including:

•       operating a significantly larger combined company with operations in geographic areas in which we have not previously operated;

•       managing relationships with new customers for whom we have not previously provided services;

•       integrating personnel with diverse backgrounds and organizational cultures;

•       experiencing operational interruptions or the loss of key employees, customers or suppliers;

•       assessing the internal controls and procedures for the combined entity that we are required to maintain under the Sarbanes-Oxley Act of 2002; and

•       consolidating other partnership and administrative functions.

We will also be exposed to risks that are commonly associated with transactions similar to this acquisition, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, the anticipated benefits of the acquisition may not be fully realized, if at all.

The Smith Maritime, Go Big and Sirius Maritime businesses, like our other businesses, are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Increasingly stringent federal, state and local laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect the operations of Smith Maritime, Go Big and Sirius Maritime and our other operations. Many aspects of the marine industry are subject to extensive governmental regulation by the U.S. Coast Guard, the Department of Transportation,

the Department of Homeland Security, the National Transportation Safety Board and the U.S. Customs and Border Protection (CBP) and to regulation by private industry organizations such as the American Bureau of Shipping. The U.S. Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The U.S. Coast Guard is authorized to inspect vessels at will.

The operations of Smith Maritime, Go Big and Sirius Maritime, like our other operations, are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA 90, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the internal and territorial waters of, and the 200-mile exclusive economic zone around, the United States. Additionally, an oil spill could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase as we increase our fleet capacity through the acquisitions or otherwise. Most states bordering on a navigable waterway have enacted legislation providing for potentially unlimited liability for the discharge of pollutants within their waters.

Delays or cost overruns in the construction of new vessels or the modification of existing vessels could adversely affect our business. Cash flows from new or retrofitted vessels may not be immediate or as high as expected.

We are currently building ten new vessels and completing other smaller projects. We expect to spend approximately $33 million during fiscal 2008 on these projects. We have also entered into a letter of intent with a builder to construct a 185,000 barrel articulated tug-barge unit for an estimated cost of between $68 million and $70 million. These projects are subject to the risk of delay or cost overruns caused by the following:

•       unforeseen quality or engineering problems;

•       work stoppages;

•       weather interference;

•       unanticipated cost increases;

•       delays in receipt of necessary equipment; and

•       inability to obtain the requisite permits or approvals.

Significant delays could also have a material adverse effect on expected contract commitments for these vessels and our future revenues and cash flows. We will not receive any material increase in revenue or cash flow from new or modified vessels until they are placed in service and customers enter into binding arrangements for the use of the vessels. Furthermore, customer demand for new or modified vessels may not be as high as we currently anticipate, and, as a result, our future cash flows may be adversely affected.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. If less than 90% of our gross income for any taxable year is “qualifying income” from transportation or processing of crude oil, natural gas or products thereof, interest, dividends or similar sources, we will be taxable as a corporation under Section 7704 of the Internal Revenue Code for federal income tax purposes for that taxable year and all subsequent years. We expect that approximately 93% of our gross income for 2007 will be qualifying income. The IRS has not provided any ruling on this matter.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions would generally be taxed again to unitholders as corporate distributions and no income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed upon us as an entity, cash available for distribution to unitholders would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders and thus would likely result in a substantial reduction in the value of the common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. The partnership agreement provides that, if a law is enacted or an existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

Use of Proceeds

We plan to use the net proceeds from this offering of approximately $119.2 million (based on the last reported sales price of our common units on the NYSE on September 19, 2007 of $41.65 per common unit), after deducting underwriting discounts and commissions and estimated expenses, to:

•       repay all of the approximately $60.0 million in borrowings under a bridge loan facility;

•       repay all of the approximately $45.0 million in borrowings under a 364-day senior secured revolving credit facility; and

•       repay approximately $14.2 million of indebtedness outstanding under our $175 million secured revolving credit facility.

We will use the net proceeds from any exercise of the underwriters’ over-allotment option to repay additional indebtedness under our $175 million secured revolving credit facility.

On August 14, 2007, we amended and restated our revolving credit agreement with KeyBank National Association, as administrative agent and lead arranger, to provide for (1) an increase in availability to $175.0 million under our senior secured revolving credit facility, which we refer to as the revolving facility, with an extension of the term to seven years, (2) a $45.0 million 364-day senior secured revolving credit facility, which we refer to as the 364-day facility, (3) amendments to certain financial covenants and (4) a reduction in interest rate margins. The revolving facility and the 364-day facility bear interest at the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 0.7% to 1.5% depending on our ratio of total funded debt to EBITDA (as defined in the agreement). On August 14, 2007, we borrowed $67.0 million under the revolving facility and $45.0 million under the 364-day facility to fund a portion of the purchase price of Smith Maritime, Go Big and Sirius Maritime. As of August 14, 2007, we had approximately $166.4 million outstanding under the revolving facility and $45.0 million outstanding under the 364-day facility.

Also on August 14, 2007, we entered into a bridge loan facility for up to $60.0 million with an affiliate of KeyBank National Association. The bridge loan facility bears interest at an annual rate of LIBOR plus 1.5%. The bridge loan facility matures on November 12, 2007. On August 14, 2007, we borrowed $60.0 million under the bridge loan facility in connection with the Smith Maritime, Go Big and Sirius Maritime acquisition.

Citibank, N.A., Wachovia Bank, National Association and KeyBank National Association, which are affiliates of the underwriters, also serve as lenders under our revolving facility, for which they receive customary compensation. Citibank, N.A. and KeyBank National Association are lenders under our 364-day facility, and KBCM Bridge, LLC, an affiliate of KeyBanc Capital Markets Inc. is a lender under our bridge loan facility. Accordingly, Citibank, N.A., Wachovia Bank, National Association and KeyBank National Association will receive greater than 10% of the net proceeds of this offering through our repayment of these borrowings. Please read “Underwriting.”

An increase or decrease in the public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts but before offering expenses, to increase or decrease by $2.9 million (or $3.3 million assuming full exercise of the underwriters’ option to purchase additional common units). A change in the net proceeds to us resulting from any difference between the actual offering price or number of units sold from those we have assumed would correspondingly change the amount of proceeds we will have available for general company purposes.

Capitalization

The following table sets forth our capitalization as of June 30, 2007:

•       on an actual basis;

•       on a pro forma basis to give effect to the acquisition of Smith Maritime, Go Big and Sirius Maritime; and

•       on a pro forma, as adjusted basis to give effect to the issuance of 3,000,000 common units in this offering and the application of the net proceeds as described in “Use of Proceeds.”

The historical data in the table are derived from and should be read in conjunction with our historical financial statements, including accompanying notes, incorporated by reference in this prospectus supplement. The pro forma data in the table are derived from and should be read in conjunction with our unaudited pro forma combined financial statements, including accompanying notes, incorporated by reference in this prospectus supplement. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, which are incorporated by reference in this prospectus supplement.

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Long-term debt, including current portion:
Bridge loan	$—	$60,000	$—
364-day loan	—	45,000	—
Revolving facility	97,071	162,225	148,029
Term loans and capital lease obligation	147,216	177,322	177,322
Total long-term debt	$244,287	$444,547	$325,351
Partners’ capital:
Common unitholders	$127,722	135,634	254,830
Subordinated unitholders	23,722	27,219	27,219
General partner interest	684	910	910
Accumulated other comprehensive income	525	525	525
Total partners’ capital	$152,653	$164,288	$283,484
Total capitalization	$396,940	$608,835	$608,835

An increase or decrease in the public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts but before offering expenses, to increase or decrease by $2.9 million (or $3.3 million assuming full exercise of the underwriters’ option to purchase additional common units). A change in the net proceeds to us resulting from any difference between the actual offering price or number of units sold from those we have assumed would correspondingly change our revolving facility balance.

This table does not reflect the issuance of up to 450,000 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which will be used to repay debt under our revolving facility. Please read “Use of Proceeds.”

Price Range of Common Units and Distributions

Our common units are listed on the New York Stock Exchange under the symbol “KSP.”  As of September 7, 2007, there were 7,069,050 common units outstanding, which were held by 44 holders of record representing approximately 5,000 beneficial owners.

The following table sets forth, for the periods indicated, the high and low sales prices per common unit, as reported on the New York Stock Exchange, and the amount of the cash distributions declared per common unit:

	Price Range		Cash Distributions
	High	Low	Per Unit(1)
Fiscal Year Ended June 30, 2008
First Quarter (through September 19, 2007)	$48.50	$36.23	$ N/A
Fiscal Year Ended June 30, 2007
Fourth Quarter	$48.00	$40.01	$0.70
Third Quarter	$40.97	$35.15	$0.68
Second Quarter	$36.40	$33.56	$0.66
First Quarter	$34.35	$30.70	$0.64
Fiscal Year Ended June 30, 2006
Fourth Quarter	$33.67	$31.10	$0.62
Third Quarter	$35.56	$33.50	$0.60
Second Quarter	$37.25	$34.05	$0.59
First Quarter	$40.19	$34.31	$0.57

(1)          Distributions are shown for the quarter with respect to which they were declared. For each of the indicated quarters for which distributions have been made, an identical per unit cash distribution was paid on the subordinated units.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

The following table sets forth selected historical financial and unaudited pro forma financial and operating data for K-Sea Transportation Partners L.P. and its predecessors for the periods and as of the dates indicated. On January 14, 2004, EW Transportation LLC contributed assets and liabilities constituting its business to us in connection with our initial public offering of common units. Therefore, the selected historical financial and operating data presented below are for EW Transportation LLC for all periods prior to January 14, 2004.

The selected historical financial data for K-Sea Transportation Partners L.P. as of and for the five-years ended June 30, 2007 was derived from our and our predecessor’s audited financial statements included in our annual reports on Form 10-K filed with the Securities and Exchange Commission.

The following table also sets forth unaudited pro forma financial and operating data and reflects our historical results as adjusted on a pro forma basis to give effect to the acquisition of Smith Maritime, Go Big and Sirius Maritime as if it had occurred as of July 1, 2006 for income statement purposes and June 30, 2007 for balance sheet purposes.

The selected unaudited pro forma financial data do not purport to be indicative of the results of operations or the financial position that would have occurred had the acquisition of Smith Maritime, Go Big and Sirius Maritime occurred on the dates indicated, nor do they purport to be indicative of future results of operations or financial position. For a discussion of the assumptions and specific adjustments used in preparing the selected unaudited pro forma financial data, please read the unaudited pro forma financial statements incorporated by reference in this prospectus supplement.

The following table presents two financial measures, net voyage revenue and EBITDA, which we use in our business. These financial measures are not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in “Prospectus Summary–Non-GAAP Financial Measures.”

	Years Ended June 30,					Pro Forma Year Ended June 30,
	2003	2004	2005	2006	2007	2007(9)
						unaudited
Income Statement Data:
Voyage revenue	$83,942	$93,899	$118,811	$176,650	$216,924	$267,937
Bareboat charter and other revenue	3,753	1,900	2,583	6,118	9,650	15,609
Total revenues	87,695	95,799	121,394	182,768	226,574	283,546
Voyage expenses	14,151	16,339	24,220	37,973	45,875	51,727
Vessel operating expenses	36,326	38,809	49,296	77,325	96,005	113,901
General and administrative expenses	7,047	8,149	11,163	17,309	20,472	27,377
Depreciation and amortization	16,293	18,643	21,399	26,810	33,415	45,622
Net (gain) loss on sale of vessels	(275)	255	(264)	(313)	102	(3,079)
Total operating expenses	73,542	82,195	105,814	159,104	195,869	235,548
Operating income	14,153	13,604	15,580	23,664	30,705	47,998
Interest expense (income), net	8,808	6,370	5,949	10,118	14,097	29,377	(1)
Net loss (gain) on reduction of debt(2)	4	3,158	1,359	7,224	—	—
Other (income) expense, net	29	(253)	(27)	(64)	(63)	(25)
Income before provision (benefit) for income taxes	5,312	4,329	8,299	6,386	16,671	18,646
Provision (benefit) for income taxes(3)	340	(16,845)	163	484	851	851
Net income	$4,972	$21,174	$8,136	$5,902	$15,820	$17,795
Net income per unit—basic	$1.03	$2.26	$0.95	$0.60	$1.56	$1.71
—diluted	1.03	2.25	0.95	0.60	1.55	1.70
Balance Sheet Data (at period end):
Vessels and equipment, net	$145,520	$193,646	$235,490	$316,237	358,580	$495,385
Total assets	178,328	228,144	273,262	383,028	429,814	651,490
Total debt (including capitalized leases)	114,003	78,817	114,005	193,380	244,287	444,547	(1)
Partners’ capital/members’ equity	41,290	135,698	141,940	163,943	152,653	164,288	(1)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$13,235	$10,904	$24,163	$20,774	$41,643
Investing activities	(240)	(59,167)	(55,901)	(105,398)	(63,704)
Financing activities	(12,984)	48,616	31,447	85,362	22,147
Other Financial Data:
Net voyage revenue(4)	$69,791	$77,560	$94,591	$138,677	$171,049	$216,210
EBITDA(4)(5)	30,413	29,342	35,647	43,314	64,183	93,645
Capital expenditures(6):
Maintenance	$8,389	$7,957	$8,024	$13,753	$20,337
Expansion (including vessel and company acquisitions)	7,814	52,747	39,337	97,420	25,960
Total	$16,203	$60,704	$47,361	$111,173	$46,297
Construction of tank vessels	$18,703	$16,512	$16,816	$20,702	$33,315
Operating Data:
Number of tank barges (at period end)	35	34	44	61	60	71
Number of tankers (at period end)	3	2	2	2	1	1
Number of tugboats (at period end)	18	19	25	41	44	58
Total barrel-carrying capacity (in thousands at period end)	2,309	2,410	2,561	3,357	3,464	4,240
Net utilization(7)	87%	86%	85%	83%	85%
Average daily rate(8)	$7,468	$8,095	$8,734	$9,245	$10,097

(1)    The net proceeds of this offering  will be used to repay debt, which on a pro forma, as adjusted basis will reduce interest expense, increase net income, reduce our total debt and increase partners’ capital. Please read “Use of Proceeds” and “Capitalization” for more information regarding the use of proceeds from this offering.

(2)             Fiscal 2006 and fiscal 2005 include losses of $7.2 million and $1.4 million, respectively, in connection with the restructuring of our revolving credit facility and repayment of certain term loans, including our Title XI debt in fiscal 2006. Fiscal 2004 includes a $3.2 million loss on prepayment of certain EW Transportation LLC debt using proceeds of our initial public offering.

(3)             Fiscal 2004 includes a non-cash tax benefit of $17.6 million solely attributable to a reduction in deferred taxes resulting from the change in income tax status of the assets and liabilities constituting the business of EW Transportation LLC that were transferred to us at the date of the initial public offering.

(4)             Please read “Prospectus Summary—Non-GAAP Financial Measures.”

(5)    EBITDA has been reduced by net losses on reduction of debt of $4, $3,158, $1,359 and $7,224 for the years ended June 30, 2003, 2004, 2005 and 2006, respectively.

(6)             We define maintenance capital expenditures as capital expenditures required to maintain, over the long term, the operating capacity of our fleet, and expansion capital expenditures as those capital expenditures that increase, over the long term, the operating capacity of our fleet. Examples of maintenance capital expenditures include costs related to drydocking a vessel, retrofitting an existing vessel or acquiring a new vessel to the extent such expenditures maintain the operating capacity of our fleet. Expenditures made in connection with our tank vessel newbuilding program were considered maintenance capital expenditures as they were made to replace capacity scheduled to phase out under OPA 90; however, because they were non-routine in nature they are included separately in the above table under “Construction of tank vessels.” Generally, expenditures for construction of tank vessels in progress are not included as capital expenditures until such vessels are completed. Capital expenditures associated with retrofitting an existing vessel, or acquiring a new vessel, which increase the operating capacity of our fleet over the long term whether through increasing our aggregate barrel carrying capacity, improving the operational performance of a vessel or otherwise, are classified as expansion capital expenditures. Drydocking expenditures are more extensive in nature than normal routine maintenance and, therefore, are capitalized and amortized over three years. For more information regarding our accounting treatment of drydocking expenditures, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Amortization of Drydocking Expenditures.”

(7)             “Net utilization” is a percentage equal to the total number of days actually worked by a tank vessel or group of tank vessels during a defined period, divided by the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.

(8)             “Average daily rate” equals the net voyage revenue earned by a tank vessel or group of tank vessels during a defined period, divided by the total number of days actually worked by that tank vessel or group of tank vessels during that period.

(9)             Please read our unaudited pro forma combined financial statements and related notes incorporated by reference in this prospectus supplement.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following is a discussion of the historical consolidated financial condition and results of operations of K-Sea Transportation Partners L.P. and should be read in conjunction with our historical consolidated financial statements and notes thereto incorporated by reference in this prospectus.

General

We are a leading provider of refined petroleum product marine transportation, distribution and logistics services in the U.S. domestic marine transportation business. We currently operate a fleet of 71 tank barges, one tanker and 58 tugboats that serves a wide range of customers, including major oil companies, oil traders and refiners. With approximately 4.2 million barrels of carrying capacity, we believe we operate the largest coastwise tank barge fleet in the United States.

Demand for our services is driven primarily by demand for refined petroleum products in the areas in which we operate. We generate revenue by charging customers for the transportation and distribution of their products utilizing our tank vessels and tugboats. These services are generally provided under the following four basic types of contractual relationships:

•       time charters, which are contracts to charter a vessel for a fixed period of time, generally one year or more, at a set daily rate;

•       contracts of affreightment, which are contracts to provide transportation services for products over a specific trade route, generally for one or more years, at a negotiated per barrel rate;

•       voyage charters, which are charters for shorter intervals, usually a single round-trip, that are made on either a current market rate or advance contractual basis; and

•       bareboat charters, which are longer-term agreements that allow a customer to operate one of our vessels and utilize its own operating staff without taking ownership of the vessel.

In addition, a variation of a voyage charter is known as a “consecutive voyage charter.” Under this arrangement, consecutive voyages are performed for a specified period of time.

The table below illustrates the primary distinctions among these types of contracts:

	Time Charter	Contract of Affreightment	Voyage Charter(1)	Bareboat Charter
Typical contract length	One year or more	One year or more	Single voyage	Two years or more
Rate basis	Daily	Per barrel	Varies	Daily
Voyage expenses(2)	Customer pays	We pay	We pay	Customer pays
Vessel operating expenses(2)	We pay	We pay	We pay	We pay
Idle time	Customer pays as long as vessel is available for operations	Customer does not pay	Customer does not pay	Customer pays

(1)          Under a consecutive voyage charter, the customer pays for idle time.

(2)          See “Definitions” below.

For contracts of affreightment and voyage charters, revenue is recognized based upon the relative transit time in each period, with expenses recognized as incurred. Although contracts of affreightment and certain contracts for voyage charters may be effective for a period in excess of one year, revenue is recognized over the transit time of individual voyages, which are generally less than ten days in duration. For time charters and bareboat charters, revenue is recognized ratably over the contract period, with expenses recognized as incurred.

One of the principal distinctions among these types of contracts is whether the vessel operator or the customer pays for voyage expenses, which include fuel, port charges, pilot fees, tank cleaning costs and canal tolls. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the vessel operator, pay the voyage expenses, we typically pass these expenses on to our customers by charging higher rates under the contract or re-billing such expenses to them. As a result, although voyage revenue from different types of contracts may vary, the net revenue that remains after subtracting voyage expenses, which we call net voyage revenue, is comparable across the different types of contracts. Therefore, we principally use net voyage revenue, rather than voyage revenue, when comparing performance between different periods. Since net voyage revenue is a non-GAAP measurement, it is reconciled to the nearest GAAP measurement, voyage revenue, under “Results of Operations” below.

Recent Developments

On August 14, 2007, we completed the acquisition of all of the equity interests in Smith Maritime, Go Big and Sirius Maritime. Smith Maritime, Go Big and Sirius Maritime are providers of marine transportation and logistics services to major oil companies, oil traders and refiners in Hawaii and along the West Coast of the United States. On a combined basis, the operations of these companies included 11 petroleum tank barges and 14 tugboats, aggregating 777,000 barrels of capacity, of which 669,000 barrels, or 86%, are double-hulled. The tank barges added by this acquisition represent a 22% increase in the barrel-carrying capacity of our fleet to approximately 4.2 million barrels. The aggregate purchase price for Smith Maritime, Go Big and Sirius Maritime was approximately $203.0 million, comprising $169.2 million in cash, $23.6 million of assumed debt, and common units valued at approximately $10.2 million. Prior to the acquisition, Gordon L.K. Smith was the owner of 80.3% of the capital stock of Smith Maritime and 100% of the equity interests in Go Big. Mr. Smith was also the sole member of Smith Maritime, LLC, which owned 33 1/3% of the membership interests in Sirius Maritime. Six of the 12 vessels operated by Sirius Maritime were owned by subsidiaries of Smith Maritime or by Go Big and chartered in by Sirius Maritime. Because the acquisition of Smith Maritime, Go Big and Sirius Maritime was completed after June 30, 2007, the operations of Smith Maritime, Go Big and Sirius Maritime are not included in the fourth quarter or fiscal 2007 results.

Also on August 14, 2007, we amended and restated our revolving credit agreement with KeyBank National Association, as administrative agent and lead arranger, to provide for (1) an increase in availability to $175.0 million under our senior secured revolving credit facility, which we refer to as the revolving facility, with an extension of the term to seven years, (2) a $45.0 million 364-day senior secured revolving credit facility, which we refer to as the 364-day facility, (3) amendments to certain financial covenants and (4) a reduction in interest rate margins. Under certain conditions, we have the right to increase the revolving facility by up to $75.0 million, to a maximum total facility amount of $250.0 million. The revolving facility and the 364-day facility are collateralized by a first perfected security interest in vessels having a total fair market value of approximately $275.0 million and certain equipment and machinery related to such vessels. The revolving facility and the 364-day facility bear interest at the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 0.7% to 1.5% depending on our ratio of total funded debt to EBITDA (as defined in the agreement). On August 14, 2007, we borrowed $67.0 million under the revolving facility and $45.0 million under the 364-day facility to fund a portion of the purchase price of Smith Maritime, Go Big and Sirius Maritime. As of August 14, 2007, we had approximately $166.4 million outstanding under the revolving facility and $45.0 million outstanding under the 364-day facility.

Also on August 14, 2007, we entered into a bridge loan facility for up to $60.0 million with an affiliate of KeyBank National Association. The bridge loan facility bears interest at an annual rate of LIBOR plus 1.5%. The bridge loan facility matures on November 12, 2007. The bridge loan facility is not collateralized until October 13, 2007 and, thereafter, will be collateralized by a second perfected security interest in the vessels collateralizing the revolving facility and the 364-day facility. During an event of default, the bridge loan facility will bear interest at an annual rate of LIBOR plus 7.5%. On August 14, 2007, we borrowed $60.0 million under the bridge loan facility in connection with the Smith Maritime, Go Big and Sirius Maritime acquisition.

Definitions

In order to understand our discussion of our results of operations, it is important to understand the meaning of the following terms used in our analysis and the factors that influence our results of operations:

•       Voyage revenue.   Voyage revenue includes revenue from time charters, contracts of affreightment and voyage charters, where we, as vessel operator, pay the vessel operating expenses. Voyage revenue is impacted by changes in charter and utilization rates and by the mix of business among the types of contracts described in the preceding sentence.

•       Voyage expenses.   Voyage expenses include items such as fuel, port charges, pilot fees, tank cleaning costs and canal tolls, which are unique to a particular voyage. Depending on the form of contract and customer preference, voyage expenses may be paid directly by customers or by us. If we pay voyage expenses, they are included in our results of operations when they are incurred. Typically when we pay voyage expenses, we add them to our freight rates at an approximate cost.

•       Net voyage revenue.   Net voyage revenue is equal to voyage revenue less voyage expenses. As explained above, the amount of voyage expenses we incur for a particular contract depends upon the form of the contract. Therefore, in comparing revenues between reporting periods, we use net voyage revenue to improve the comparability of reported revenues that are generated by the different forms of contracts. Since net voyage revenue is a non-GAAP measurement, it is reconciled to the nearest GAAP measurement, voyage revenue, under “Results of Operations” below.

•       Bareboat charter and other revenue.   Bareboat charter and other revenue includes revenue from bareboat charters and from towing and other miscellaneous services.

•       Vessel operating expenses.   The most significant direct vessel operating expenses are wages paid to vessel crews, routine maintenance and repairs and marine insurance. We may also incur outside towing expenses during periods of peak demand and in order to maintain our operating capacity while our tugs are drydocked or otherwise out of service for scheduled and unscheduled maintenance.

•       Depreciation and amortization.   We incur fixed charges related to the depreciation of the historical cost of our fleet and the amortization of expenditures for drydockings. The aggregate number of drydockings undertaken in a given period, the size of the vessels and the nature of the work performed determine the level of drydocking expenditures. We capitalize expenditures incurred for drydocking and amortize these expenditures over 36 months. We also amortize, over periods ranging from four to ten years, intangible assets in connection with vessel acquisitions.

•       General and administrative expenses.   General and administrative expenses consist of employment costs of shoreside staff and the cost of facilities, as well as legal, audit, insurance and other administrative costs.

•       Total tank vessel days.   Total tank vessel days is equal to the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.

•       Scheduled drydocking days.   Scheduled drydocking days are days designated for the inspection and survey of tank vessels, and identification and completion of required refurbishment work, as required by the U.S. Coast Guard and the American Bureau of Shipping to maintain the vessels’ qualification to work in the U.S. coastwise trade. Generally, drydockings are required twice every five years and last between 30 and 60 days, based upon the size of the vessel and the type and extent of work required.

•       Net utilization.   Net utilization is a primary measure of operating performance in our business. Net utilization is a percentage equal to the total number of days worked by a tank vessel or group of tank vessels during a defined period, divided by total tank vessel days for that tank vessel or group of tank vessels. Net utilization is adversely impacted by scheduled drydocking, scheduled and unscheduled maintenance and idle time not paid for by the customer.

•       Average daily rate.   Average daily rate, another key measure of our operating performance, is equal to the net voyage revenue earned by a tank vessel or group of tank vessels during a defined period, divided by the total number of days actually worked by that tank vessel or group of tank vessels during that period. Fluctuations in average daily rates result not only from changes in charter rates charged to our customers, but also from changes in vessel utilization and efficiency, which could result from internal factors, such as newer and more efficient tank vessels, and from external factors such as weather or other delays.

•       Coastwise and local trades.   Our business is segregated into coastwise trade and local trade. Our coastwise trade generally comprises voyages of between 200 and 1,000 miles by vessels with greater than 40,000 barrels of barrel-carrying capacity. These voyages originate from the mid-Atlantic states to points as far north as Canada and as far south as Cape Hatteras, from points within the Gulf Coast region to other points within that region or to the Northeast, and to and from points on the West Coast of the United States and Alaska. We also own two non-Jones Act tank barges that transport petroleum products internationally. Our local trade generally comprises voyages by smaller vessels of less than 200 miles. The term U.S. coastwise trade is an industry term used generally for Jones Act purposes, and would include both our coastwise and local trades.

Results of Operations

The following table summarizes our results of operations for the periods presented (dollars in thousands, except average daily rates):

	For the Years Ended June 30,
	2007	2006	2005
Voyage revenue	$216,924	$176,650	$118,811
Bareboat charter and other revenue	9,650	6,118	2,583
Total revenues	226,574	182,768	121,394
Voyage expenses	45,875	37,973	24,220
Vessel operating expenses	96,005	77,325	49,296
% of total revenues	42.4%	42.3%	40.6%
General and administrative expenses	20,472	17,309	11,163
% of total revenues	9.0%	9.5%	9.2%
Depreciation and amortization	33,415	26,810	21,399
Net (gain) loss on sale of vessels	102	(313)	(264)
Operating income	30,705	23,664	15,580
% of total revenues	13.6%	12.9%	12.8%
Interest expense, net	14,097	10,118	5,949
Net loss on reduction of debt	—	7,224	1,359
Other (income) expense, net	(63)	(64)	(27)
Income before provision for income taxes	16,671	6,386	8,299
Provision for income taxes	851	484	163
Net income	$15,820	$5,902	$8,136
Net voyage revenue by trade
Coastwise
Total tank vessel days	11,032	9,430	6,691
Days worked	9,954	8,467	6,035
Scheduled drydocking days	511	403	142
Net utilization	90%	90%	90%
Average daily rate	$12,375	$11,967	$11,369
Total coastwise net voyage revenue(a)	$123,182	$101,324	$68,610
Local
Total tank vessel days	8,864	8,537	6,084
Days worked	6,987	6,534	4,795
Scheduled drydocking days	232	317	263
Net utilization	79%	77%	79%
Average daily rate	$6,851	$5,717	$5,418
Total local net voyage revenue(a)	$47,867	$37,353	$25,981
Tank vessel fleet
Total tank vessel days	19,896	17,967	12,775
Days worked	16,941	15,001	10,830
Scheduled drydocking days	743	720	405
Net utilization	85%	83%	85%
Average daily rate	$10,097	$9,245	$8,734
Total fleet net voyage revenue(a)	$171,049	$138,677	$94,591

(a)           Net voyage revenue is a non-GAAP measure which is defined above under “Definitions” and reconciled to Voyage revenue, the nearest GAAP measure,  under “Voyage Revenue and Voyage Expenses” in the period-to-period comparisons below.

Fiscal Year Ended June 30, 2007 Compared to the Fiscal Year Ended June 30, 2006

Voyage Revenue and Voyage Expenses

Voyage revenue was $216.9 million for the fiscal year ended June 30, 2007, an increase of $40.2 million, or 23%, as compared to voyage revenue of $176.7 million for the fiscal year ended June 30, 2006. Voyage expenses were $45.9 million for the fiscal year ended June 30, 2007, an increase of $7.9 million, or 21%, as compared to voyage expenses of $38.0 million for the fiscal year ended June 30, 2006.

Net Voyage Revenue

Net voyage revenue was $171.0 million for the fiscal year ended June 30, 2007, an increase of $32.3 million, or 23%, as compared to net voyage revenue of $138.7 million for the fiscal year ended June 30, 2006. In our coastwise trade, net voyage revenue was $123.2 million for the fiscal year ended June 30, 2007, an increase of $21.9 million, or 22%, as compared to $101.3 million for the fiscal year ended June 30, 2006.  Net utilization in our coastwise trade remained constant at 90% for both the fiscal year ended June 30, 2007 and 2006. The acquisition of Sea Coast Transportation LLC, or Sea Coast, in October 2005 resulted in increased coastwise net voyage revenue of $14.3 million for the fiscal year ended June 30, 2007, as compared to the fiscal year ended June 30, 2006. Increases totaling $7.6 million in coastwise net voyage revenue resulted from an increase in days worked by the following vessels: (1) the DBL 103, which was placed in service in January 2006, (2) the DBL 104, which was placed in service in April 2007, (3) the McCleary’s Spirit, which was purchased in October 2005, and (4) the DBL 53, which commenced operations in June 2006 after being rebuilt. These increases were partially offset by a $1.0 million decrease in coastwise net voyage revenue resulting from the loss of the DBL 152 in the previously reported November 2005 barge incident. Average daily rates in coastwise net voyage revenue increased 3% to $12,375 for the fiscal year ended June 30, 2007 from $11,967 for the fiscal year ended June 30, 2006, which accounted for approximately $3.5 million of increased net voyage revenue.

Net voyage revenue in our local trade for the fiscal year ended June 30, 2007 increased by $10.5 million, or 28%, to $47.9 million from $37.4 million for the year ended June 30, 2006. The acquisition of Sea Coast in October 2005 resulted in increased local net voyage revenue of $1.8 million for the fiscal year ended June 30, 2007, as compared to the fiscal year ended June 30, 2006. Additionally, local net voyage revenue increased by $8.6 million for the fiscal year ended June 30, 2007 due to the increased number of work days for the newbuild barges DBL 28, DBL 29 and DBL 26, and BDL 27 delivered in March 2006, May 2006, August 2006, and January 2007, respectively. This was partially offset by the retirement of three small tank vessels which decreased net voyage revenue by $3.4 million. Net utilization in our local trade was 79% for the fiscal year ended June 30, 2007, compared to 77% for the fiscal year ended June 30, 2006. Average daily rates in our local trade increased 20% to $6,851 for the fiscal year ended June 30, 2007 from $5,717 for the comparative prior year, positively impacted by higher charter rates resulting from strong market conditions, particularly for short term charters. Increased charter rates accounted for approximately $5.1 million of increased net voyage revenue for the fiscal year ended June 30, 2007.

Bareboat Charter and Other Revenue

Bareboat charter and other revenue was $9.7 million for the fiscal year ended June 30, 2007, compared to $6.1 million for the fiscal year ended June 30, 2006. Of this $3.6 million increase, $1.5 million was generated by increased outside chartering of tank barges and $1.9 million was generated by a small lube oil operation purchased in the fall of 2006.

Vessel Operating Expenses

Vessel operating expenses were $96.0 million for the fiscal year ended June 30, 2007, an increase of $18.7 million, or 24%, as compared to $77.3 million for the fiscal year ended June 30, 2006. Vessel operating expenses as a percentage of total revenues increased to 42.4% for the fiscal year ended June 30, 2007 from 42.3% for the fiscal year ended June 30, 2006, resulting mainly from a higher such percentage for the Sea Coast vessels acquired in October 2005 and increased outside towing during tugboat shipyard periods. Four of the Sea Coast barges are chartered in, and we pay a charter fee that is included in vessel operating expenses. The charter fee increases the percentage of vessel operating expenses to net voyage revenue; however, there is no associated depreciation or interest expense. Vessel labor and related costs increased $11.4 million as a result of contractual labor rate increases and a higher average number of employees due to the operation of the additional barges described under “—Net voyage revenue” above, and additional tugboats purchased in October 2005, November 2006, and April 2007. Insurance costs and vessel repairs and supplies increased $4.0 million as a result of the operation of the larger number of vessels. Additionally, outside towing increased $1.3 million due to higher shipyard days of our tugboats.

Depreciation and Amortization

Depreciation and amortization was $33.4 million for fiscal 2007, an increase of $6.6 million, or 25%, as compared to $26.8 million for the fiscal year ended June 30, 2006. The increase resulted from additional depreciation and drydocking amortization on our newbuild and purchased vessels described above, plus $0.4 million in increased amortization of certain intangible assets acquired in our acquisition of Sea Coast.

General and Administrative Expenses

General and administrative expenses were $20.5 million for the fiscal year ended June 30, 2007, an increase of $3.2 million, or 18%, as compared to general and administrative expenses of $17.3 million for the fiscal year ended June 30, 2006. As a percentage of total revenues, general and administrative expenses decreased to 9.0% for the fiscal year ended June 30, 2007 from 9.5% for the fiscal year ended June 30, 2006. The $3.2 million increase included $1.1 million of increased personnel and facilities costs resulting from the Sea Coast acquisition, and also a $2.2 million increase relating to increased headcount and facilities costs of our new corporate office and a small satellite office in Philadelphia to support our growth.

Interest Expense, Net

Net interest expense was $14.1 million for the fiscal year ended June 30, 2007, or $4.0 million higher than the $10.1 million incurred in fiscal year ended June 30, 2006. The increase resulted from higher average debt balances resulting from increased credit line and term loan borrowings in connection with our acquisition and vessel newbuilding program, and higher average interest rates.

Loss on Reduction of Debt

In November 2005, in connection with our redemption of the Title XI bonds (see “—Liquidity and Capital Resources—Title XI Borrowings” below), we made a make-whole payment of $4.0 million. After writing off $2.7 million in unamortized deferred financing costs relating to the Title XI bonds, and after costs and expenses relating to the transaction, we recorded a loss on reduction of debt of $6.9 million. We recorded an additional $0.3 million of loss on reduction of debt in April 2006 resulting from the write-off of deferred financing costs relating to a downsizing of our revolving credit facility.

Provision For Income Taxes

For fiscal 2007, our effective tax rate decreased to 5.1%, compared to 7.6% in fiscal 2006. Our effective tax rate comprises the New York City Unincorporated Business Tax and foreign taxes on our operating partnership, plus federal, state, local and foreign corporate income taxes on the taxable income of our operating partnership’s corporate subsidiaries. Our effective tax rate for the fiscal year ended June 30, 2007 was lower than the comparable prior year period primarily because a smaller percentage of our pre-tax book income related to our corporate subsidiaries.

Net Income

Net income was $15.8 million for the fiscal year ended June 30, 2007, an increase of $9.9 million compared to net income of $5.9 million for the fiscal year ended June 30, 2006. This increase resulted primarily from a $7.2 million decrease in net loss on reduction of debt and a $7.0 million increase in operating income partially offset by a $4.0 million increase in interest expense and a $0.4 million increase in the provision for income taxes.

Fiscal Year Ended June 30, 2006 Compared to the Fiscal Year Ended June 30, 2005

Voyage Revenue and Voyage Expenses

Voyage revenue was $176.7 million for the fiscal year ended June 30, 2006, an increase of $57.9 million, or 49%, as compared to voyage revenue of $118.8 million for the fiscal year ended June 30, 2005. Voyage expenses were $38.0 million for the fiscal year ended June 30, 2006, an increase of $13.8 million, or 57%, as compared to voyage expenses of $24.2 million for the fiscal year ended June 30, 2005.

Net Voyage Revenue

Net voyage revenue was $138.7 million for the fiscal year ended June 30, 2006, an increase of $44.1 million, or 47%, as compared to net voyage revenue of $94.6 million for the fiscal year ended June 30, 2005. In our coastwise trade, net voyage revenue was $101.3 million for the fiscal year ended June 30, 2006, an increase of $32.7 million, or 48%, as compared to $68.6 million for the fiscal year ended June 30, 2005.  Net utilization in our coastwise trade remained constant at 90% for each fiscal year. The acquisition of Sea Coast in October 2005 resulted in increased coastwise net voyage revenue of $23.0 million in fiscal 2006, compared to fiscal 2005. Other increases for the year ended June 30, 2006 included $14.0 million in coastwise net voyage revenue resulting from an increase in days worked by the following vessels:  (1) the DBL 78, which was placed in service in June 2005, (2) the KTC 50, which was placed in service in January 2005, (3) the Spring Creek, which was in shipyard for most of the fiscal 2005 second quarter in preparation for a new time charter which commenced in January 2005, (4) the DBL 103, which was placed in service in January 2006, (5) the McCleary’s Spirit, a Canadian-flag vessel which was purchased in October 2005, and (6) the DBL 155, which returned to service in September 2004 after its double-hulling. These increases were partially offset by a $7.2 million decrease in coastwise net voyage revenue during fiscal 2006 resulting from the phase-out of the KTC 90 and KTC 96 in December 2004, and the loss of the DBL 152. Coastwise net voyage revenue also benefited from a 5% increase in average daily rates to $11,967 for the year ended June 30, 2006 from $11,369 for the year ended June 30, 2005, which accounted for approximately $3.6 million of increased net voyage revenue. Coastwise average daily rates were positively impacted by the continuing strong demand for petroleum products and increasing oil prices.

Net voyage revenue in our local trade for the year ended June 30, 2006 increased by $11.4 million, or 44%, to $37.4 million from $26.0 million for the year ended June 30, 2005. The acquisition of Sea Coast in October 2005 resulted in increased local net voyage revenue of $5.8 million for fiscal 2006. Additionally, local net voyage revenue increased by $3.0 million during the year ended June 30, 2006 due to the increased number of work days for vessels acquired in our Norfolk acquisition in December 2004. The newbuild barges DBL 28 and DBL 29, delivered during the third and fourth quarters of fiscal 2006, contributed $0.8 million of net voyage revenue. Net utilization in our local trade was 77% for the year ended June 30, 2006, compared to 79% for the year ended June 30, 2005. Average daily rates in our local trade increased 6% to $5,717 for the year ended June 30, 2006 from $5,418 for the comparative prior year, positively impacted by higher charter rates resulting from strong market conditions, which accounted for approximately $1.4 million of increased net voyage revenue.

Bareboat Charter and Other Revenue

Bareboat charter and other revenue was $6.1 million for the fiscal year ended June 30, 2006, compared to $2.6 million for the fiscal year ended June 30, 2005. Of this $3.5 million increase, $1.5 million resulted from increased revenue from our water treatment plant in Norfolk, and an additional $1.8 million was generated by outside chartering of tank barges by Sea Coast.

Vessel Operating Expenses

Vessel operating expenses were $77.3 million for the fiscal year ended June 30, 2006, an increase of $28.0 million, or 57%, as compared to $49.3 million for the fiscal year ended June 30, 2005. Vessel operating expenses as a percentage of total revenues increased to 42.3% for the fiscal year ended June 30, 2006 from 40.6% for the fiscal year ended June 30, 2005,  resulting mainly from a higher such percentage for the Sea Coast vessels acquired in October 2005. Four of the Sea Coast barges are chartered in, and we pay a charter fee that is included in vessel operating expenses. The charter fee increases the percentage of vessel operating expenses to net voyage revenue; however, there is no associated depreciation or interest expense. Vessel labor and related costs increased as a result of contractual labor rate increases and a higher average number of employees due to the operation of the additional barges described under “—Net Voyage Revenue” above, an additional tugboat purchased in October 2005, and integration of the additional vessels purchased in December 2004. Insurance costs and vessel repairs and supplies also increased as a result of the operation of the larger number of vessels. Outside towing expense increased by $1.8 million due to the need for additional tugboats to satisfy increased demand for our tank vessels, and to replace certain of our tugboats during coupling and re-powering projects.

Depreciation and Amortization

Depreciation and amortization was $26.8 million for fiscal 2006, an increase of $5.4 million, or 25%, as compared to $21.4 million for the fiscal year ended June 30, 2005. The increase resulted from additional depreciation and drydocking amortization on our newbuild and purchased vessels described above, plus $0.7 million in amortization of certain intangible assets acquired in our acquisition of Sea Coast.

General and Administrative Expenses

General and administrative expenses were $17.3 million for the fiscal year ended June 30, 2006, an increase of $6.1 million, or 54%, as compared to general and administrative expenses of $11.2 million for the fiscal year ended June 30, 2005. As a percentage of total revenues, general and administrative expenses increased to 9.5% for the fiscal year ended June 30, 2006 from 9.2% for the fiscal year ended June 30, 2005. The $6.1 million increase reflected $4.7 million of increased personnel and facilities costs in support of our growth, including the Norfolk and Sea Coast acquisitions, and $0.3 million in costs related to a cancelled bond offering.

Interest Expense, Net

Net interest expense was $10.1 million for the year ended June 30, 2006, or $4.2 million higher than the year ended June 30, 2005. The increase resulted from higher average debt balances resulting from increased credit line and term loan borrowings in connection with the Norfolk vessel acquisitions in fiscal 2005, the Sea Coast acquisition in October 2005, and higher average interest rates.

Loss on Reduction of Debt

In connection with our redemption of the Title XI bonds, we made a make-whole payment of $4.0 million. After writing off $2.7 million in unamortized deferred financing costs relating to these bonds, and after costs and expenses relating to the transaction, we recorded a loss on reduction of debt of $6.9 million. We recorded an additional $0.3 million of loss on reduction of debt in April 2006 resulting from the write-off of deferred financing costs relating to a downsizing of our revolving credit facility.

In connection with the refinancing of our revolving credit facility and repayment of certain term loans in March 2005, we incurred a $1.4 million loss on reduction of debt. Included in this amount was $1.1 million in deferred financing costs related to the repaid debt that were written off, and $0.3 million of prepayment costs.

Provision (Benefit) For Income Taxes

For fiscal 2006, our effective tax rate increased to 7.6%, compared to 2.0% in fiscal 2005, owing to an increased amount of non U.S. taxes incurred relative to our operations in Puerto Rico, Venezuela and Canada. Our effective tax rate comprises the New York City Unincorporated Business Tax and foreign taxes on our operating partnership, plus federal, state, local and foreign corporate income taxes on the taxable income of the operating partnership’s corporate subsidiaries.

Net Income

Net income was $5.9 million for the fiscal year ended June 30, 2006, a decrease of $2.2 million compared to net income of $8.1 million for the fiscal year ended June 30, 2005. This decrease resulted primarily from the $7.2 million loss on reduction of debt, the $4.2 million increase in interest expense, net, and the $0.3 million increase in the provision for income taxes, which were partially offset by the $8.1 million increase in operating income. The year ended June 30, 2005 included a $1.4 million loss on reduction of debt.

Liquidity and Capital Resources

Operating Cash Flows.   Net cash provided by operating activities was $41.6 million in fiscal 2007, $20.8 million in fiscal 2006 and $24.2 million in fiscal 2005. The increase of $20.8 million in fiscal 2007, compared to fiscal 2006, resulted primarily from $14.7 million of improved operating results, after adjusting for non-cash expenses such as depreciation and amortization and net loss on reduction of debt, and a $9.0 million positive impact from changes in operating working capital, partially offset by increased drydocking payments of $2.9 million. The decrease of $3.4 million in fiscal 2006, compared to fiscal 2005, resulted primarily from a $4.9 million increase in drydocking expenditures and a $3.8 million negative impact from changes in operating working capital, partially offset by the improved operating income of $5.3 million, after adjusting for the aforementioned non-cash expenses. During the year ended June 30, 2007, our working capital decreased mainly due to increases in accrued expenses and other current liabilities resulting from increased payroll, self-insured medical and claim accruals, and decreased prepaid and other current assets resulting mainly from the collection of insurance claim receivables. During the year ended June 30, 2006, working capital increased primarily as a result of increased accounts receivable due to increased revenues and increased prepaid and other current assets primarily as a result of increases in insurance claims receivable.

Investing Cash Flows.   Net cash used in investing activities totaled $63.7 million in fiscal 2007, $105.4 million in fiscal 2006 and $55.9 million in fiscal 2005. The primary elements of these activities were acquisitions of vessels and companies, and construction of new vessels. Vessel acquisitions, which totaled $16.2 million for the fiscal year ended June 30, 2007, included the purchase of five tugboats and the purchase of certain small tank vessels. In fiscal 2006, we spent $76.5 million in cash, net, to acquire Sea Coast in October 2005. Also during fiscal 2006, we acquired an 85,000-barrel integrated tug-barge unit for approximately $13.1 million. During fiscal 2005, we acquired ten tank barges and seven tugboats from Bay Gulf Trading Company, Ltd. of Norfolk, Virginia and its affiliates. The purchase price of $21.2 million, included a water treatment facility in Norfolk. The fiscal 2005 acquisitions included the Norfolk vessels and also the DBL 78, which was acquired in June 2005. Construction expenditures for our tank vessel newbuilding program and rebuilding projects totaled $33.3 million in fiscal 2007, $20.7 million in fiscal 2006 and $16.8 million in fiscal 2005. Other capital expenditures of $14.8 million in fiscal 2007, $9.1 million in fiscal 2006 and $9.0 million in fiscal 2005 related primarily to re-powering of, and installation of coupling systems on, certain tugboats used with our newbuild tank barges, and expenditures related to upgrading the vessels acquired in December 2004. Additionally, in fiscal 2007, we completed rebuilding of one of our larger tank vessels. Capital expenditures made in the normal course of business are generally financed by cash from operations and, where necessary, borrowings under our credit agreement.

Financing Cash Flows.   Net cash provided by financing activities was $22.1 million in fiscal 2007, $85.4 million in fiscal 2006, and $31.4 million in fiscal 2005.  During the year ended June 30, 2007, we increased our credit line borrowings by $43.1 million,  increased borrowings on term loans by $14.9 million to finance the construction of new tank barges, repaid term loans by $7.7 million, and paid $27.1 million in distributions to partners.

In fiscal 2006, our primary financing activities were the issuance of $109.4 million in new term loans and $34.0 million in gross proceeds from the sale of 950,000 common units in October 2005. These proceeds were used in financing the Sea Coast acquisition and the other investing activities described above. Additionally, we paid $36.8 million to redeem the principal balance of the Title XI bonds, and made $23.0 million of distributions to partners. We also amended our revolving credit agreement (see “—Credit Agreement” below) and increased our credit line borrowings by $6.9 million.

As a result of a restructuring of our financial agreement for the Title XI bonds in January 2004, we were required to make monthly reserve fund deposits which were used to make semi-annual debt service payments. The principal portion of such deposits, which are reflected as principal payments to Title XI reserve funds, were $0.7 million and $1.6 million for fiscal 2006, and 2005, respectively. When we redeemed the Title XI bonds in November 2005, the balance of the Title XI reserve funds, totaling $2.9 million which are reflected as proceeds from Title XI reserve funds under “Investing Cash Flows” above, was returned to us. For more information, please read “—Title XI Borrowings” below.

During fiscal 2005, we increased our credit line borrowings and term loans by a net of $36.8 million, primarily to finance vessel acquisitions. We also paid $18.2 million in distributions to our unitholders in fiscal 2005. In March 2005, we signed a new five-year $80.0 million credit agreement with a syndicate of banks, which replaced our then-existing $47.0 million credit agreement, which was repaid and terminated. On June 1, 2005, we issued and sold 500,000 common units in a private placement for gross proceeds of $16.0 million.

Oil Pollution Act of 1990.   Tank vessels are subject to the requirements of OPA 90. OPA 90 mandates that all single-hull tank vessels operating in U.S. waters be removed from petroleum and petroleum product transportation services at various times through January 1, 2015, and provides a schedule for the phase-out of the single-hull vessels based on their age and size. At June 30, 2007, approximately 71% of the barrel-carrying capacity of our tank vessel fleet was double-hulled in compliance with OPA 90, and the remainder will be in compliance with OPA 90 until January 2015.

Ongoing Capital Expenditures.   Marine transportation of refined petroleum products is a capital intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance. We estimate that, over the next five years, we will spend an average of approximately $20.5 million per year to drydock and maintain our fleet. We expect drydocking and maintenance expenditures to approximate $21.5 million in fiscal 2008. In addition, we anticipate that we will spend $1.0 million annually for other general capital expenditures. Periodically, we also make expenditures to acquire or construct additional tank vessel capacity and/or to upgrade our overall fleet efficiency. For a further discussion of maintenance and expansion capital expenditures, please read footnote 4 to the table in Selected Historical and Unaudited Pro Forma Financial and Operating Data included elsewhere in this prospectus supplement. The following table summarizes total maintenance capital expenditures, including drydocking expenditures, and expansion capital expenditures for the periods presented (in thousands):

	Years Ended June 30,
	2007	2006	2005
Maintenance capital expenditures	$20,337	$13,753	$8,024
Expansion capital expenditures (including vessel and company acquisitions)	25,960	97,420	39,337
Total capital expenditures	$46,297	$111,173	$47,361
Construction of tank vessels	$33,315	$20,702	$16,816

During fiscal 2007, we took delivery of the following newbuild vessels:  in June 2007, a 28,000-barrel tank barge, the DBL 22; in March 2007, a 100,000-barrel tank barge, the DBL 104; in January 2007, a 28,000-barrel tank barge, the DBL 27; and in August 2006, a 28,000-barrel tank barge, the DBL 26. Additionally, we acquired five tugboats during the year. These tank barges and tugboats cost, $40.1 million in the aggregate. We have also entered into agreements with shipyards for the construction of additional new tank barges, as follows:

Vessels	Expected Delivery
Three 28,000-barrel tank barges	1st Quarter fiscal 2008 - 3rd Quarter fiscal 2008
Three 80,000-barrel tank barges	4th Quarter fiscal 2008 - 1st Quarter fiscal 2009
Four 50,000-barrel tank barges	2nd Quarter fiscal 2010 - 2nd Quarter fiscal 2011

The four barges listed above are expected to cost, in the aggregate and after the addition of certain special equipment, approximately $100.0 million, of which $13.3 million has been spent as of June 30, 2007.

Additionally, we intend to retire, retrofit or replace 28 (including four chartered-in) single-hull tank vessels by December 2014, which at August 15, 2007 represented approximately 27% of our barrel-carrying capacity. The capacity of certain of these single-hulled vessels has already been effectively replaced by double-hulled vessels placed into service in the past two years. We estimate that the current cost to replace the remaining capacity with newbuildings and by retrofitting certain of our existing vessels will range from $80.0 million to $82.0 million. This capacity can also be replaced by acquiring existing double-hulled tank vessels as opportunities arise. We evaluate the most cost-effective means to replace this capacity on an ongoing basis. In addition, we will deduct an additional $2.0 million per year from the cash that we would otherwise distribute to our unitholders to contribute to the replacement of the operating capacity of our single hull vessels when they phase-out under OPA 90 in January 2015.

Liquidity Needs.   Our primary short-term liquidity needs are to fund general working capital requirements, distributions to unitholders, and drydocking expenditures while our long term liquidity needs are primarily associated with expansion and other maintenance capital expenditures. Expansion capital expenditures are primarily for the purchase of vessels, while maintenance capital expenditures include drydocking expenditures and the cost of replacing tank vessel operating capacity. Our primary sources of funds for our short term liquidity needs are cash flows from operations and borrowings under our credit agreement, while our long term sources of funds are cash from operations, long term bank borrowings and other debt or equity financings.

We believe that cash flows from operations and borrowings under our credit agreement, described under “—Credit Agreement” below, will be sufficient to meet our liquidity needs for the next 12 months.

Credit Agreement.   In March 2005, we entered into a new five-year $80.0 million revolving credit agreement with a syndicate of banks led by KeyBank National Association. The credit agreement replaced our then-existing $47.0 million revolving credit agreement, which was repaid and terminated. On October 18, 2005, to partially finance the acquisition of Sea Coast, we amended our credit agreement to increase the available borrowings to $120.0 million, of which $77.0 million was drawn down to pay the cash portion of the purchase price. On November 29, 2005, to fund the redemption of our Title XI bonds (see “Title XI Borrowings” below), we further amended the credit agreement to increase the maximum borrowings to $155.0 million. On April 3, 2006, we used the net proceeds from the issuance of $80.0 million in new term loans to repay outstanding borrowings under the credit agreement, and further amended it to reduce the available borrowings, to release certain vessels from the collateral pool, and to reduce certain covenant requirements. During fiscal 2007, we further amended the credit agreement to add additional bank participants, increase the available borrowings, amend certain financial covenants and reduce interest rates.

On August 14, 2007, we amended and restated the credit agreement to provide for (1) an increase in availability to $175.0 million under a senior secured revolving credit facility, which we refer to as the revolving facility, with an extension of the term to seven years to August 2014, (2) a $45.0 million 364-day senior secured revolving credit facility, which we refer to as the 364-day facility, (3) amendments to certain financial covenants and (4) a reduction in interest rate margins. Under certain conditions, we have the right to increase the revolving facility by up to $75.0 million, to a maximum total facility amount of $250.0 million. The revolving facility and the 364-day facility are collateralized by a first perfected security interest in vessels having a total fair market value of approximately $275.0 million and certain equipment and machinery related to such vessels. On August 14, 2007, we borrowed $67.0 million under the revolving facility and $45.0 million under the 364-day facility to fund a portion of the purchase price of Smith Maritime, Go Big and Sirius Maritime. As of August 14, 2007, we had approximately $166.4 million outstanding under the revolving facility and $45.0 million outstanding under the 364-day facility.

The following table summarizes the rates of interest and commitment fees for the revolving facility and 364-day facility under our credit agreement:

Ratio of Total Funded Debt to EBITDA	LIBOR Margin	Base Rate Margin	Commitment Fee
Less than 2.00 : 1.00	0.70%	0.00%	0.150%
Greater than or equal to 2.00 : 1.00 and less than 2.50 : 1.00	0.85%	0.00%	0.150%
Greater than or equal to 2.50 : 1.00 and less than 3.00 : 1.00	1.10%	0.00%	0.200%
Greater than or equal to 3.00 : 1.00 and less than 3.50 : 1.00	1.25%	0.00%	0.200%
Greater than or equal to 3.50 : 1.00	1.50%	0.25%	0.300%

Interest on a base rate loan is payable monthly over the term of the agreement, and outstanding principal amounts under the 364-day facility are due on August 12, 2008. Interest on a LIBOR-based loan is due, at our election, one, two or three months after such loan is made. Outstanding principal amounts are due upon termination of the credit agreement.

Loan proceeds under the credit agreement may be used for any purpose in the ordinary course of business, including vessel acquisitions, ongoing working capital needs and distributions. Amounts borrowed and repaid may be re-borrowed. Borrowings made for working capital purposes must be reduced to zero for a period of at least 15 consecutive days once each year.

The credit agreement contains covenants that include, among others:

•       the maintenance of the following financial ratios (all as defined in the agreement):

•        EBITDA to fixed charges of at least 1.85 to 1.00;

•        maximum first lien funded debt to EBITDA of no greater than 4.25 to 1.00 until the “Adjustment Date,” defined as the earlier of (i) December 31, 2007 or (ii) payment of the 364-Day Facility and the Bridge Facility using other than second-priority lien or subordinated debt. After the Adjustment Date, the ratio steps down to 4.00 to 1.00; and

•        total funded debt to EBITDA of no greater than 4.75 to 1.00 until the Adjustment Date, and thereafter stepping down to 4.00 to 1.00;

•       restrictions on creating liens on or disposing of the vessels collateralizing the credit agreement, subject to permitted exceptions;

•       restrictions on merging and selling assets outside the ordinary course of business;

•       prohibitions on making distributions to limited or general partners of ours during the continuance of an event of default; and

•       restrictions on transactions with affiliates and materially changing our business.

The credit agreement contains customary events of default. If a default occurs and is continuing, we must repay all amounts outstanding under the agreement.

Other Term Loans.   On August 14, 2007, we entered into a bridge loan facility for up to $60.0 million with an affiliate of KeyBank National Association. The bridge loan facility bears interest at a rate per annum equal to, at our option, (a) the greater of the prime rate and the federal funds rate plus 0.25% or (b) the 30-day LIBOR plus a margin of 1.50%. Interest is due on a monthly basis. The bridge loan facility matures on November 12, 2007. The bridge loan facility is not collateralized until October 13, 2007, and thereafter, will be collateralized by a second perfected security interest in the vessels collateralizing the revolving facility and the 364-day facility. During an event of default, the bridge loan facility will bear interest at an annual rate of LIBOR plus 7.5%. On August 14, 2007, we borrowed $60.0 million under the bridge loan facility in connection with the Smith Maritime and Sirius Maritime acquisition.

Also on August 14, 2007 in connection with the Smith Maritime, Go Big and Sirius Maritime acquisition, we assumed two term loans totaling $23.6 million. The first, in the amount of $19.5 million, bears interest at the same LIBOR-based variable rate as the credit agreement (see table under “—Credit Agreement” above) and is repayable in equal monthly installments of $147,455, plus interest, until August 2018. The second, in the amount of $4.0 million, bears interest at LIBOR plus 1.0% and is repayable in monthly installments ranging from $59,269 to $81,320, plus interest, until May 2012. The loans are collateralized by three tank barges. We also agreed with the related lending institution to assume the two existing interest rate swaps relating to these two loans. The LIBOR-based, variable interest payments on these loans have been swapped for fixed payments at an average rate of 5.44%, over the same terms as the loans.

On April 3, 2006, we entered into an agreement with a lending institution to borrow $80.0 million, for which we pledged six tugboats and six tank barges as collateral. We used the proceeds of these loans to repay indebtedness under our credit agreement. Borrowings are represented by six notes which have been assigned to other lending institutions. These loans bear interest at a rate equal to LIBOR on one-month Eurodollar deposits plus 1.40%, and are repayable in 84 monthly installments with the remaining principal payable at maturity. The agreement contains certain prepayment premiums. Borrowings outstanding on these loans totaled $75.9 million as of June 30, 2007. Also on April 3, 2006, we entered into an agreement with the lending institution to swap the one-month, LIBOR based, variable interest payments on the $80.0 million of loans for a fixed payment at a rate of 5.2275%, over the same terms as the loans. This swap will result in a fixed interest rate on the Notes of 6.6275% for their seven-year term. This swap contract has been designated as a cash flow hedge. Therefore, the unrealized gains and losses during fiscal 2007 and 2006 resulting from the change in fair value of the swap contract have been reflected in other comprehensive income. The fair value of the swap contract of $0.4 million and $1.1 million as of June 30, 2007 and 2006, respectively, is included in other assets in the consolidated balance sheet.

On December 19, 2005, one of our subsidiaries entered into a seven year Canadian dollar term loan to refinance purchase of an integrated tug-barge unit. The proceeds of $13.0 million were used to repay borrowings under the amended revolving credit agreement which had been used to finance purchase of the unit. The loan bears interest at a fixed rate of 6.59%, is repayable in 84 monthly installments of CDN 136,328 with the remaining principal amount payable at maturity, and is collateralized by the related tug-barge unit and one other tank barge. Borrowings outstanding on this loan total $13.4 million as of June 30, 2007.

In May 2006, we entered into an agreement to borrow up to $23.0 million to partially finance construction of two 28,000-barrel and one 100,000-barrel tank barges. The third and final vessel was delivered, and the note termed-out, during the fourth quarter of fiscal 2007. The loan bears interest at 30-day LIBOR plus 1.40%, and is repayable, plus accrued interest, over seven years, with the remaining principal amount payable at maturity. The loan is collateralized by the related tank barges and two other tank vessels. Borrowings outstanding on this loan total $20.3 million at June 30, 2007.

In March 2005, we entered into an agreement to borrow up to $11.0 million to partially finance construction of a 100,000-barrel tank barge. The loan bears interest at 30-day LIBOR plus 1.05%, and is repayable in monthly principal installments of $65,500 with the remaining principal amount payable at maturity. The loan is collateralized by the related tank barge. Borrowings outstanding on this loan totaled $9.9 million at June 30, 2007.

In March 2005 we entered into a three-year term loan in the amount of $11.7 million. The loan bears interest at a fixed rate of 6.25% annually, and is repayable in monthly principal installments of $69,578 with the remaining principal amount payable at maturity. The loan is collateralized by three vessels and the proceeds were used to refinance an existing term loan. Borrowings outstanding on this loan total $9.8 million at June 30, 2007, but it is classified as a long-term liability because we intend to refinance it with our credit agreement.

In June 2005, we entered into an agreement to borrow up to $18.0 million to finance the purchase of an 80,000-barrel double-hull tank barge and construction of two 28,000-barrel double-hull tank barges. The loan bears interest at 30-day LIBOR plus 1.71%, and is repayable in monthly principal installments of $107,143 with the remaining principal amount payable at maturity. The loan is collateralized by the related tank barges. Borrowings outstanding on this loan were $16.6 million at June 30, 2007.

Title XI Borrowings.   On June 7, 2002, to provide financing for four newbuild tank vessels, we privately placed $40.4 million of bonds (“Title XI bonds”), which were guaranteed by the Maritime Administration of the U.S. Department of Transportation, or MARAD, pursuant to Title XI of the Merchant Marine Act of 1936. The proceeds of $39.1 million, net of certain closing fees, were deposited in a reserve account with the U.S. Department of the Treasury and used to fund construction of the related vessels. On November 29, 2005, we redeemed the outstanding $36.8 million principal balance of bonds, paid $0.8 million of accrued interest, and made a make-whole payment of $4.0 million as required under the trust indenture. We funded the redemption using funds from our revolving credit agreement. After writing off $2.7 million in unamortized deferred financing costs, and after costs and expenses relating to the transaction, we recorded a loss on reduction of debt of $6.9 million. Retirement of the Title XI bonds improved our borrowing flexibility, and eliminated certain restrictive covenants, collateral requirements, and working capital constraints.

Restrictive Covenants.   The agreements governing our credit facility and term loans contain restrictive covenants that, among others, (a) prohibit distributions under defined events of default, (b) restrict investments and sales of assets, and (c) require us to adhere to certain financial covenants, including defined ratios of fixed charge coverage and funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization and loss on reduction of debt, as defined)

Issuances of Common Units.   On October 14, 2005, we sold 950,000 common units in a public offering under our shelf registration statement. The net proceeds of $33.1 million from the offering, after payment of underwriting discounts and commissions but before payment of expenses, were used to repay borrowings under our amended credit agreement. On October 18, 2005, we issued 125,000 units to the seller in connection with our acquisition of Sea Coast. On June 1, 2005, we issued and sold 500,000 common units in a private placement for proceeds of $16.0 million, before expenses associated with the offering. A shelf registration statement with respect to the Sea Coast issuance and the June 2005 private placement was declared effective by the Securities and Exchange Commission in February 2006. On August 14, 2007, we issued 250,000 common units to certain sellers in connection with our acquisition of Smith Maritime, Go Big and Sirius Maritime.

Contractual Obligations and Contingencies.   Our contractual obligations at June 30, 2007 consisted of the following (in thousands):

Payments Due by Period

	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt and capital lease obligations	$244,287	$18,466	$18,170	$114,325	$93,326
Interest on long-term debt and capital lease obligations(2)	29,729	6,379	10,747	9,186	3,417
Operating lease obligations	7,614	3,093	2,836	717	968
Purchase obligations(1)	84,825	35,304	38,521	11,000	—
	$366,455	$63,242	$70,274	$135,228	$97,711

(1)          Capital expenditures relating to shipyard payments for the construction of three new 28,000-barrel double-hull tank barges, three new 80,000-barrel double-hull tank barges and four new 50,000-barrel double-hull tank barges.

(2)          Interest is only on fixed rate debt. Please read “—Quantitative and Qualitative Disclosures About Market Risk” for a discussion of interest on variable rate debt.

Certain executive officers of K-Sea General Partner GP LLC have entered into employment agreements with K-Sea Transportation Inc., our indirect wholly owned corporate subsidiary. Each of these employment agreements had an initial term of one year, which is automatically extended for successive one-year terms unless either party gives 30 days written notice prior to the end of the term that such party desires not to renew the employment agreement. The employment agreements currently provide for annual base salaries aggregating $930,000. In addition, each employee is eligible to receive an annual bonus award based upon consideration of our partnership performance and individual performance. If the employee’s employment is terminated without cause or if the employee resigns for good reason, the employee will be entitled to severance in an amount equal to the greater of (a) the product of 1.3125 (1.75 multiplied by .75) multiplied by the employee’s base salary at the time of termination or resignation and (b) the product of 1.75 multiplied by the remaining term of the employee’s non-competition provisions multiplied by the employee’s base salary at the time of termination or resignation.

We are a party to various claims and lawsuits in the ordinary course of business for monetary relief arising principally from personal injuries, collision or other casualty and to claims arising under vessel charters. Our personal injury, collision and casualty claims are fully covered by insurance, subject to deductibles ranging from $25,000 to $100,000. We accrue on a current basis for estimated deductibles we expect to pay.

The European Union is currently working toward a new directive for the insurance industry, called “Solvency 2,” that is expected to become law within three to four years and require increases in the level of free, or unallocated, reserves required to be maintained by insurance entities, including protection and indemnity clubs that provide coverage for the maritime industry. The West of England Ship Owners Insurance Services Ltd., or WOE, a mutual insurance association based in Luxembourg, provides our protection and indemnity insurance coverage and would be impacted by the new directive. In anticipation of these new regulatory requirements, the WOE has assessed its members an additional capital call which it believes will contribute to achievement of the projected required free reserve increases. Our capital call, payable during calendar year 2007, will be approximately $1.1 million, of which $0.7 million was paid in February 2007. A further request for capital may be made in the future; however, the amount of such further assessment, if any, cannot be reasonably estimated at this time. As a shipowner member of the WOE, we have an interest in the WOE’s free reserves, and therefore have recorded the additional $1.1 million capital call as an investment, at cost, subject to periodic review for impairment. This amount is included in other assets in the June 30, 2007 consolidated balance sheet.

EW Transportation Corp., a predecessor to our partnership, and many other marine transportation companies operating in New York have come under audit with respect to the New York State Petroleum Business Tax, or PBT, which is a tax on vessel fuel consumed while operating in New York State territorial waters. An industry group in which we and EW Transportation Corp. participate has come to a final agreement with the New York taxing authority on a calculation methodology for the PBT. Effective January 1, 2007, we and the other marine transportation companies began rebilling this tax to customers. For applicable periods prior to 2007, we accrued an estimated liability using the agreed methodology. In accordance with the agreements entered into in connection with our initial public offering, any liability resulting from the PBT prior to January 14, 2004 (the effective date of the initial public offering) is a retained liability of the predecessor.

As discussed in note 4 to our audited consolidated financial statements incorporated by reference in this prospectus supplement, one of our tank barges struck submerged debris in the U.S. Gulf of Mexico, causing significant damage which resulted in the barge eventually capsizing. At the time of the incident, the barge was carrying approximately 120,000 barrels of No. 6 fuel oil, a heavy oil product. In January 2006, submerged oil recovery operations were suspended and a monitoring program, which sought to determine if any recoverable oil could be found on the ocean floor, was begun. In February 2007, the Coast Guard agreed to end the cleanup and response phase, including our obligation to conduct any further monitoring of the area around the spill site. Our insurers responded to the pollution-related costs and environmental damages resulting from the incident, paying approximately $65.0 million less $60,000 in total deductibles, and are pursuing their own financial recovery efforts. Our incident response effort is complete. We are not aware of any further recovery, cleanup or other costs. However, if any such costs are incurred, they are expected to be paid by the insurers.

EW Transportation LLC, an affiliate, and its predecessors have been named, together with a large number of other companies, as co-defendants in 39 civil actions by various parties, including former employees, alleging unspecified damages from past exposure to asbestos and second-hand smoke aboard some of the vessels that it contributed to us in connection with our initial public offering. EW Transportation LLC and its predecessors have been dismissed from 38 of these lawsuits for an aggregate sum of approximately $47.0 million and are seeking to settle the other case. We may be subject to litigation in the future involving these plaintiffs and others alleging exposure to asbestos due to alleged failure to properly encapsulate friable asbestos or remove friable asbestos on our vessels, as well as for exposure to second-hand smoke and other matters.

Inflation

During the last three years, inflation has had a relatively minor effect on our financial results. Our contracts generally contain escalation clauses whereby certain cost increases, including labor and fuel, can be passed through to our customers.

Related Party Transactions

We lease our Staten Island office and pier facilities from, and charter certain vessels to, affiliates of an employee. Additionally, we utilize one of these affiliates for tank cleaning services. Please read note 8 to our audited consolidated financial statements incorporated by reference in this prospectus supplement.

KSP Investors A L.P., KSP Investors B L.P., and KSP Investors C L.P. and their controlled affiliates have agreed to indemnify us for claims associated with certain retained liabilities. For more information regarding the indemnification obligations and other related party transactions, please read “Certain Relationships and Related Transactions” in Item 13 of our annual report on Form 10-K for the fiscal year ended June 30, 2007.

Seasonality

We operate our tank vessels in markets that exhibit seasonal variations in demand and, as a result, in charter rates. For example, movements of clean oil products, such as motor fuels, generally increase during the summer driving season. In certain regions, movements of black oil products and distillates, such as heating oil, generally increase during the winter months, while movements of asphalt products generally increase in the spring through fall months. Unseasonably cold winters result in significantly higher demand for heating oil in the northeastern United States. Meanwhile, our operations along the West Coast and in Alaska historically have been subject to seasonal variations in demand that vary from those exhibited in the East Coast and Gulf Coast regions. The summer driving season can increase demand for automobile fuel in all of our markets and, accordingly, the demand for our services. A decline in demand for, and level of consumption of, refined petroleum products could cause demand for tank vessel capacity and charter rates to decline, which would decrease our revenues and cash flows. Our West Coast operations provide seasonal diversification primarily as a result of service to our Alaskan markets, which experience the greatest demand for petroleum products in the summer months, due to weather conditions. Considering the above, we believe seasonal demand for our services is lowest during our third fiscal quarter. We do not see any significant seasonality in the Hawaiian market.

Critical Accounting Policies

The accounting treatment of a particular transaction is governed by generally accepted accounting principles, or GAAP, and, in certain circumstances, requires us to make estimates, judgments and assumptions that we believe are reasonable based upon information available. We base our estimates, judgments and assumptions on historical experience and known facts that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We believe that, of our significant accounting policies discussed in note 2 to our audited consolidated financial statements incorporated by reference in this prospectus supplement, the following may involve a higher degree of judgment.

Revenue Recognition

We earn revenue under contracts of affreightment, voyage charters, time charters and bareboat charters. For contracts of affreightment and voyage charters, revenue is recognized based upon the relative transit time in each period, with expenses recognized as incurred. Although contracts of affreightment and certain contracts for voyage charters may be effective for a period in excess of one year, revenue is recognized over the transit time of individual voyages, which are generally less than ten days in duration. For time charters and bareboat charters, revenue is recognized ratably over the contract period, with expenses recognized as incurred. Estimated losses on contracts of affreightment and charters are accrued when such losses become evident.

Depreciation

Vessels and equipment are recorded at cost, including capitalized interest where appropriate, and depreciated using the straight-line method over the estimated useful lives of the individual assets as follows: tank vessels—ten to twenty-five years; tugboats—ten to twenty years; and pier and office equipment—five years. For single-hull tank vessels, these useful lives are limited to the remaining period of operation prior to mandatory retirement as required by OPA 90. Also included in vessels are drydocking expenditures that are capitalized and amortized over three years. Major renewals and betterments of assets are capitalized and depreciated over the remaining useful lives of the assets. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate the recovery of the carrying amount of a vessel might not be possible. Examples of events or changes in circumstances that could indicate that the recoverability of a vessel’s carrying amount should be assessed might include a change in regulations such as OPA 90, or continued operating losses, or projections thereof, associated with a vessel or vessels. If events or changes in circumstances as set forth above indicate that a vessel’s carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the vessel, we would recognize an impairment loss to the extent the carrying value exceeds its fair value by appraisal. Our assumptions and estimates would include, but not be limited to, the estimated fair market value of the assets and their estimated future cash flows, which are based on additional assumptions such as asset utilization, length of service of the asset and estimated salvage values. Although we believe our assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce a materially different result.

Amortization of Drydocking Expenditures

Drydocking expenditures are capitalized and amortized over three years. Drydocking of vessels is required by both the U.S. Coast Guard and by the applicable classification society, which in our case is the American Bureau of Shipping. Such drydocking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel. Amortization of drydocking expenditures is included in depreciation and amortization expense.

Accounts Receivable

We extend credit to our customers in the normal course of business. We regularly review our accounts, estimate the amount of uncollectible receivables each period, and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. Historically, credit risk with respect to our trade receivables has generally been considered minimal because of the financial strength of our customers.

Deferred Income Taxes

We provide deferred taxes for the tax effects of differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect in the jurisdictions where we operate for the years in which the differences are expected to reverse. A valuation allowance is provided, if necessary, for deferred tax assets that are not expected to be realized.

New Accounting Pronouncements

On June 2, 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections-a replacement of APB No. 20 and FAS No. 3” (“FAS 154”). FAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. We adopted FAS 154 as of July 1, 2006, and such adoption did not have a significant impact on our financial position, results of operations or cash flows.

On February 16, 2006 the FASB issued FASB Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. We are required to adopt FAS 155 as of July 1, 2007, and do not expect that such adoption will have a significant impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for our fiscal year beginning July 1, 2007, and we are currently analyzing its impact, if any.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and we are currently analyzing its impact, if any.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. SAB 108 does not require prior period restatement as a result of adopting the new guidance if management properly applied its previous approach to assessing unrecorded misstatements and all relevant qualitative factors were considered. The cumulative effect of the initial application of SAB 108, if any, would be reported in the carrying amounts of assets and liabilities at the beginning of the year, with an offsetting adjustment to the beginning balance of retained earnings. The nature and amount of each of the individual misstatements corrected would be required to be disclosed. SAB 108 is effective for the first fiscal year ending after November 15, 2006. We adopted SAB 108 for the fiscal year ended June 30, 2007, and such adoption did not have a significant impact on our financial position, results of operations or cash flows.

Quantitative And Qualitative Disclosures About Market Risk

Our primary market risk is the potential impact of changes in interest rates on our variable rate borrowings. After considering the interest rate swap agreement discussed below, as of June 30, 2007 approximately $100.4 million of our long-term debt bears interest at fixed interest rates ranging from 6.25% to 6.63%. Borrowings under our credit agreement and certain other term loans, totaling $143.9 million at June 30, 2007, bear interest at a floating rate based on LIBOR, which will subject us to increases or decreases in interest expense resulting from movements in that rate. Based on our total outstanding floating rate debt as of June 30, 2007, the impact of a 1% change in interest rates would result in a change in interest expense, and a corresponding impact on income before income taxes, of approximately $1.4 million annually.

We utilize an interest rate swap to reduce our exposure to market risk from changes in interest rates. The primary objective of this contract is to reduce the aggregate risk of higher interest costs associated with variable rate debt. The interest rate swap contract we currently hold has been designated as a cash flow hedge and, accordingly, gains and losses resulting from changes in the fair value of this contract are recognized as other comprehensive income as required by SFAS No. 133. We are exposed to credit related losses in the event of non-performance by counterparties to these instruments, however the counterparties are major financial institutions and we consider such risk of loss to be minimal. We do not hold or issue derivative financial instruments for trading purposes.

As of June 30, 2007, we had one outstanding interest rate swap agreement which expires on May 1, 2013 concurrently with the hedged term loans. As of such date, the notional amount of the swap was $75.9 million, we are paying a fixed rate of 6.63%, and we are receiving a variable interest rate of 6.72%. The fair value of the swap contract was $0.4 million as of June 30, 2007.

OVERVIEW OF THE DOMESTIC TANK VESSEL INDUSTRY

Introduction

Tank vessels, which include tank barges and tankers, are a critical link in the refined petroleum product distribution chain. Tank vessels transport gasoline, diesel fuel, heating oil, asphalt and other products from refineries and storage facilities to a variety of destinations, including other refineries, distribution terminals, power plants and ships. According to a June 2006 study by the Association of Oil Pipe Lines, 29.9% of all domestic refined petroleum product transportation was by water in 2004, making waterborne transportation the most used mode of transportation for refined petroleum products after pipelines.

Among the laws governing the domestic tank vessel industry is the one commonly referred to as the Jones Act, the federal statute that restricts foreign competition in the U.S. marine transportation industry. Under the Jones Act, marine transportation of cargo between points in the United States, generally known as U.S. coastwise trade, is limited to U.S.-flag vessels that were built in the United States and are owned, manned and operated by U.S. citizens. All of our tank vessels except two operate under the U.S. flag, and all but four are qualified to transport cargo between U.S. ports under the Jones Act. Please read “Risk Factors—Risks Inherent in Our Business—Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified, repealed or waived” in the accompanying prospectus.

The Oil Pollution Act of 1990, or OPA 90, mandates, among other things, the phase-out of all single-hull tank vessels transporting petroleum and petroleum products in U.S. waters at varying times by January 1, 2015. The effect of this legislation has been, and is expected to continue to be, the replacement of domestic single-hull tank vessel capacity with newbuildings and retrofitting of existing single-hull tank vessels.

Demand for Domestic Tank Vessel Service

The demand for domestic tank vessels is driven primarily by U.S. demand for refined petroleum products, which can be categorized as either clean oil products or black oil products. Clean oil products include motor gasoline, diesel fuel, heating oil, jet fuel and kerosene. Black oil products, which are what remain after clean oil products have been separated from crude oil, include residual fuel oil in the refining process, asphalt, petrochemical feedstocks and bunker fuel.

The Energy Information Administration, or EIA, projects that refined petroleum product consumption in the United States will increase by an average of approximately 1.09% per year from 2006 to 2015. The U.S. demand for refined petroleum products has grown at an average annual rate of 1.06% from 1998 to 2006. In 2006, the East and West Coast regions consumed 6.2 million and 3.2 million barrels of refined petroleum products per day, respectively, or 30.14% and 15.55%, respectively, of the total average daily consumption of refined petroleum products in the United States. The following table shows the average daily demand for refined petroleum products in each region of the United States since 1998:

Average Daily Demand of Refined Petroleum Products

	1998	% of Total	1999	% of Total	2000	% of Total	2001	% of Total
East Coast	5,733	30%	5,818	30%	5,868	30%	5,916	30%
Midwest	4,820	25%	4,995	26%	4,971	25%	4,913	25%
Gulf Coast	4,911	26%	5,217	27%	5,288	27%	5,189	26%
Rockies	585	3%	629	3%	655	3%	639	3%
West Coast	2,868	15%	2,861	15%	2,919	15%	2,991	15%
Total	18,917	100%	19,520	100%	19,701	100%	19,648	100%

	2002	% of Total	2003	% of Total	2004	% of Total	2005	% of Total	2006	% of Total
East Coast	5,869	30%	6,253	31%	6,435	31%	6,545	31%	6,206	30%
Midwest	4,989	25%	5,034	25%	5,175	25%	5,285	25%	5,214	25%
Gulf Coast	5,198	26%	5,041	25%	5,336	26%	5,167	25%	5,315	26%
Rockies	648	3%	656	3%	686	3%	643	3%	651	3%
West Coast	3,057	15%	3,049	15%	3,098	15%	3,162	15%	3,202	16%
Total	19,761	100%	20,033	100%	20,730	100%	20,802	100%	20,588	100%

Source: EIA, Petroleum Supply Annual 1998-2006.

The demand for clean oil products is impacted by vehicle usage, air travel and prevailing weather conditions, while demand for black oil products varies depending on the type of product transported and other factors, such as oil refinery requirements and turnarounds, asphalt use, the use of residual fuel oil by electric utilities and bunker fuel consumption.

Transportation of Refined Petroleum Products

Refined petroleum products are transported by pipelines, water carriers, motor carriers and railroads. In 2004, these modes of transportation carried refined petroleum products 528.4 billion ton-miles. The following chart shows the relative contribution by each mode of transportation:

Transportation of Petroleum Products by Mode
(Based on billions of ton-miles, 2004)

Source: Association of Oil Pipe Lines, Pipelines and Water Carriers Continue to Lead All Other Modes of Transport in Ton-Miles Movement of Oil in 2004 (June 2006)

Tank vessels are used frequently to continue the transportation of refined petroleum products along the distribution chain after these products have first been transported by another method of transportation, such as a pipeline. For example, many areas have access to refined petroleum products only by using marine transportation as the last link in their distribution chain. In addition, tank vessel transportation is generally a more cost-effective and energy efficient means of transporting bulk commodities such as refined petroleum products than transportation by rail car or truck. The carrying capacity of a 100,000-barrel tank barge is the equivalent of approximately 162 average-size rail tank cars and approximately 439 average-size tractor trailer tank trucks.

Types of Tank Vessels

The domestic tank vessel fleet consists of tankers, which have internal propulsion systems, and tank barges, which do not have internal propulsion systems and are instead pushed or towed by a tugboat. Tank barges generally move at slower speeds than comparably sized tankers, but are less expensive to build and operate. Although tank barge configuration varies, the bow and stern of most tank barges are square or sloped, with the stern of many tank barges having a notch of varying depth to permit pushing by a tug. While a larger tank vessel may be able to carry more cargo, some voyages require a tank vessel to go through a lock, bridge opening or narrow waterway, which limit the size of vessels that may be used. In addition, some loading and discharge facilities have physical limitations that prevent larger tank vessels from loading or discharging their cargo. Tank barges are often able to navigate the shallower waters of the inland waterway system and the waters along the coast. Tankers, however, are often confined to the deeper waters offshore due to their size.

Tank vessels can be categorized by:

•       Barrel-carrying Capacity—the number of barrels of refined product that it takes to fill a vessel;

•       Gross Tonnage—the total volume capacity of the interior space of a vessel, including non-cargo space, using a convention of 100 cubic feet per gross ton;

•       Net Tonnage—the volume capacity of a vessel determined by subtracting the engine room, crew quarters, stores and navigation space from the gross tonnage using a convention of 100 cubic feet per net ton;

•       Deadweight Tonnage—the number of long-tons (2,240 pounds) of cargo that a vessel can transport. A deadweight ton is equivalent to approximately 6.5 to 7.5 barrels of capacity, depending on the specific gravity of the cargo. In this report, we have assumed that a deadweight ton is equivalent to 7.0 barrels of capacity;

•       Hull Type—the body or framework of a vessel. Vessels can have more than one hull, which means they have additional compartments between the cargo and the outside of the vessel. Typical vessels are single or double hulled; and

•       Cargo—the type of commodity transported.

Tank vessels can also be categorized into the following fleets based on the primary waterway system typically navigated by the vessel:

•       Coastwise Fleet.   The term coastwise fleet generally refers to commercial vessels that transport goods in the following areas:

•        along the Atlantic, Gulf and Pacific coasts;

•        between the U.S. mainland and Puerto Rico, Alaska, Hawaii and other U.S. Pacific Islands; and

•        between the Atlantic or Gulf and Pacific coasts by way of the Panama Canal.

•       Inland Waterways Fleet.   The term inland waterways fleet generally refers to commercial vessels that transport goods on the navigable internal waterways of the Atlantic, Gulf and Pacific Coasts, and the Mississippi River System. The main arteries of the inland waterways network for the mid-continent are the Mississippi and the Ohio Rivers. The inland waterways fleet consists primarily of tugboats and tank barges, which typically have a shallower depth, and are generally less costly, than many tank barges operating in the coastwise fleet. The vessels comprising the inland waterways fleet are generally not built to standards required for operation in coastal waters.

•       Great Lakes Fleet.   The term Great Lakes fleet generally refers to commercial vessels normally navigating the waters among the U.S. Great Lakes ports and connecting waterways.

Tugboats

Tugboats are equipped to push, pull or tow tank barges alongside. The amount of horsepower required to handle a barge depends on a number of factors, including the size of the barge, the amount of product loaded, weather conditions and the waterways navigated. A typical tug is manned by six people: a captain, a mate, an engineer, an assistant engineer and two deckhands. These individuals perform the duties and tasks required to operate the tug, such as standing navigational watches, maintaining and repairing machinery, rigging and line-handling, and painting and other routine maintenance. A standard work schedule for a tugboat crew is 14 days on, 14 days off. While on duty, the crew members generally work two six-hour shifts each day.

Integrated Tug-Barge Units

Tugboats can also be integrated into a barge utilizing a notching system that connects the two vessels. An integrated tug-barge unit, or ITB, has certain advantages over other tug-barge combinations, including higher speed and better maneuverability. In addition, an ITB can operate in certain sea and weather conditions in which conventional tug-barge combinations cannot.

BUSINESS

We are a leading provider of refined petroleum products marine transportation, distribution and logistics services in the U.S. domestic marine transportation business. We currently operate a fleet of 71 tank barges, one tanker and 58 tugboats that serves a wide range of customers, including major oil companies, oil traders and refiners. With approximately 4.2 million barrels of carrying capacity, we believe we operate the largest coastwise tank barge fleet in the United States.

For the fiscal year ended June 30, 2007, our fleet transported approximately 140 million barrels of refined petroleum products for our customers, including BP, Chevron, ConocoPhillips, ExxonMobil and Rio Energy. Our five largest customers in fiscal 2007 have been doing business with us for approximately 17 years on average. We do not assume ownership of any of the products we transport. During fiscal 2007, we derived approximately 79% of our revenue from longer-term contracts that are generally for periods of one year or more.

We believe we have a high-quality, well-maintained fleet. Approximately 73% of our current barrel-carrying capacity is double-hulled. Furthermore, we will be permitted to continue to operate our single-hull tank vessels until January 1, 2015 in compliance with the Oil Pollution Act of 1990, or OPA 90, which mandates the phase-out of all single-hull tank vessels transporting petroleum and petroleum products in U.S. waters. All of our tank vessels except two operate under the U.S. flag, and all but four are qualified to transport cargo between U.S. ports under the Jones Act, the federal statutes that restrict foreign owners from operating in the U.S. maritime transportation industry.

Transformation of K-Sea Transportation Partners L.P.

Our predecessor company, Eklof Marine Corp., was founded in 1959. Following the acquisition of Eklof in April 1999, we implemented an expansion plan fuelled by acquisitions and newbuilding programs. In April 1999, we owned 24 tank barges, 6 tankers and 8 tugboats with a total barrel-carrying capacity of approximately 1.1 million barrels. From April 1999 through December 2003, we acquired 18 tank vessels in 9 separate transactions, increasing the total barrel-carrying capacity of our fleet, net of vessel sales and retirements, to approximately 2.3 million barrels. A majority of this capacity increase resulted from our  acquisition of vessels from Maritrans, which included 8 tugboats and 10 barges with a combined carrying capacity of nearly one million barrels, located predominately in the Northeast.

In January 2004, we went public on the New York Stock Exchange. Under the same management, we have continued to grow our business—in terms of both the size and scale of operations and the geographical and commercial scope of our business. Significant activities since our initial public offering include:

•       In January 2004, we purchased a 140,000 barrel barge and a tugboat from SeaRiver Maritime, Inc., a subsidiary of Exxon Mobil Corporation.

•       In December 2004, we acquired 10 tank barges and seven tugboats from Bay Gulf Trading of Norfolk, Virginia, with a combined total barrel-carrying capacity of 255,000 barrels.

•       In October 2005, we acquired 15 tank barges and 15 tugboats through our acquisition of Sea Coast Towing, Inc., thereby increasing our barrel-carrying capacity by 705,000 barrels and providing us with an attractive entry point into the complementary markets of the Pacific Northwest and Alaska.

•       In August 2007, we acquired 11 tank barges and 14 tugboats with combined capacity of 777,000 barrels through our acquistion of Smith Maritime of Honolulu, Hawaii and Go Big and Sirius Maritime of Seattle, Washington.

Since January 2004, we have also taken delivery of two tank barges and six tugboats with a combined capacity of 183,000 barrels in separate transactions. In addition, we have a vessel newbuilding program for

10 tank barges totaling 540,000 barrels of capacity. These tank barges are expected to be delivered before the end of 2010. As a result of our expansion program, our total barrel-carrying capacity, net of vessel sales and retirements, is expected to increase to over 4.8 million by 2010, roughly double the size of our fleet at our initial public offering and four times our size in 1999.

Our growth has been prudently managed and accretive to cash flow. Quarterly distributions have increased from $0.50 per common unit for the quarter ended March 31, 2004 (pro rated for the number of days between the date of our initial public offering to March 31, 2004) to $0.70 for the quarter ended June 30, 2007, reflecting 11 quarterly distribution increases. The following table sets forth our distributions since our initial public offering in January 2004:

Cash Distribution History

The following table sets forth certain financial and operating data for our company for the year ended June 30, 2004 as compared to pro forma information for the year ended June 30, 2007. For a reconciliation of EBITDA to its most directly comparable GAAP measures, please read “Summary—Non-GAAP Financial Measures.”

	June 30, 2004	Pro Forma June 30, 2007(1)	% Increase Since June 30, 2004
	(unaudited)
Operating Data
Number of Barges	34	71	108.8%
Number of Tankers	2	1	(50.0)%
Total Fleet	36	72	100.0%
Total Carrying Capacity (mm bbls)	2,410	4,240	75.9%
Number of Tugboats	19	58	205.3%
Financial Data (in millions)
Revenues	$95.8	$283.5	195.9%
Net Voyage Revenue	77.6	216.2	178.6%
Net Income(2)	21.2	17.8	(16.0)%
EBITDA(3)	29.3	93.6	219.5%

(1)          Pro forma for acquisition of Smith Maritime, Go Big and Sirius Maritime.

(2)          Includes a  non cash tax benefit of $17.6 million for fiscal 2004 attributable to a reduction in deferred taxes resulting from the change in income tax status of the assets and liabilities constituting the business of our predecessor that were transferred at the date of the initial public offering.

(3)          For a reconciliation of EBITDA to its most directly comparable GAAP measures, please read “Prospectus Summary—Non-GAAP Financial Measures.”

Recent Developments

Borrowings

On August 14, 2007, we amended and restated our revolving credit agreement with KeyBank National Association, as administrative agent and lead arranger, to provide for (1) an increase in availability to $175.0 million under our senior secured revolving credit facility, which we refer to as the revolving facility, with an extension of the term to seven years, (2) a $45.0 million 364-day senior secured revolving credit facility, which we refer to as the 364-day facility, (3) amendments to certain financial covenants and (4) a reduction in interest rate margins. Under certain conditions, we have the right to increase the revolving facility by $75.0 million, to a maximum total facility amount of $250.0 million. The revolving facility and the 364-day facility are collateralized by a first perfected security interest in vessels having a total fair market value of approximately $275.0 million and certain equipment and machinery related to such vessels. The revolving facility and the 364-day facility bear interest at the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 0.7% to 1.5% depending on our ratio of total funded debt to EBITDA (as defined in the agreement). On August 14, 2007, we borrowed $67.0 million under the revolving facility and $45.0 million under the 364-day facility to fund a portion of the purchase price of Smith Maritime, Go Big and Sirius Maritime. As of August 14, 2007, we had approximately $166.4 million outstanding under the revolving facility and $45.0 million outstanding under the 364-day facility.

Also on August 14, 2007, we entered into a bridge loan facility for up to $60.0 million with an affiliate of KeyBank National Association. The bridge loan facility bears interest at an annual rate of LIBOR plus 1.5%. The bridge loan facility matures on November 12, 2007. The bridge loan facility is not collateralized until October 13, 2007 and, thereafter, will be collateralized by a second perfected security interest in the vessels collateralizing the revolving facility and the 364-day facility. During an event of default, the bridge loan facility will bear interest at an annual rate of LIBOR plus 7.5%. On August 14, 2007, we borrowed $60.0 million under the bridge loan facility in connection with the Smith Maritime and Sirius Maritime acquisition.

Acquisition of Smith Maritime, Ltd., Go Big Chartering, LLC and Sirius Maritime, LLC

On August 14, 2007, we acquired all of the equity interests in Smith Maritime, Ltd., or Smith Maritime, Go Big Chartering, LLC, or Go Big, and Sirius Maritime, LLC, or Sirius Maritime, for a combined purchase price of $203.0 million, consisting of approximately $169.2 million in cash, $23.6 million of assumed debt and common units valued at approximately $10.2 million. We funded the cash portion of the purchase price through additional borrowings, which we expect to repay with the proceeds of this offering as described under “Use of Proceeds.”

Smith Maritime and Sirius Maritime are providers of maritime transportation and logistics services to major oil companies, oil traders and refiners in Hawaii and Alaska and along the West Coast of the United States. On a combined basis, the operations of these companies included 11 petroleum tank barges and 14 tugboats, aggregating 777,000 barrels of capacity, of which 669,000 barrels, or 86%, are double-hulled. The tank barges added by this acquisition represent a 22% increase in the barrel-carrying capacity of our fleet to approximately 4.2 million barrels.

We believe that the acquisition of Smith Maritime, Go Big and Sirius Maritime will provide the following strategic benefits:

•       Customer Opportunities.   The Smith Maritime, Go Big and Sirius Maritime acquisition provides us with an opportunity to expand our existing customer relationships in a new geographic market, Hawaii, and to broaden our presence in our West Coast and Alaska markets with the addition of Smith Maritime and Sirius Maritime’s customers.

•       Diversification.   The expansion into the Hawaiian market will provide greater geographic and customer diversity to our operations.

•       Stability.   We estimate that approximately 82% of Smith Maritime, Go Big and Sirius Maritime’s contracts are for terms greater than one year, providing stability of revenue.

•       Favorable Market Environment.   We believe that Hawaii is solely dependent upon marine transportation systems.

•       Increase in Cash Available for Distribution.   We anticipate that the acquisitions will be immediately accretive to the amount of cash available for distribution to unitholders, without considering the impact of any synergies.

Articulated Tug-Barge Unit

In September 2007, we entered into a letter of intent with a builder to construct a 185,000 barrel articulated tug-barge unit. The expected cost is between $68 million to $70 million with delivery projected for the fourth quarter of calendar 2009. We also have an agreement in principle for a long-term charter for the unit with a major customer that is expected to commence upon delivery. The letter of intent, which includes an option to build a second unit of similar design and cost, is subject to various conditions, including the execution and delivery of definitive agreements with respect to the construction of the unit.

Competitive Strengths

Our competitive strengths include:

•       A large, versatile fleet that enables us to maximize utilization and provide comprehensive customer service.   We have a large and versatile tank vessel fleet of 71 tank barges, one tanker and 58 tugboats. We believe that our tank vessel fleet, with over 4.2 million barrels of carrying capacity, is the largest coastwise tank barge fleet in the United States. Many of our tank vessels can be transitioned between clean and black oil products and among geographic locations with relative ease, giving us the flexibility and efficiency to allocate the right vessel for the right cargo assignment on a timely basis. This flexibility allows us to reduce our waiting time between charter assignments and to provide comprehensive and efficient customer service.

•       A significant percentage of double-hull tank vessels in relation to the industry average, which should benefit us given the projected decrease in tank vessel capacity due to OPA 90.   As of August 15, 2007, approximately 73% of our barrel-carrying capacity was double-hulled. Without a meaningful increase in new tank vessel construction or retrofittings of existing tank vessels, we believe there will be a decrease in tank vessel supply due to OPA 90.

•       A reputation for high standards of performance, reliability and safety, which fosters long-term customer relationships with major oil companies, oil traders and refiners.   We have actively developed and maintained relationships with major oil companies, oil traders and refiners. We have been doing business with BP, Chevron, ConocoPhillips, ExxonMobil and Rio Energy for 34, 18, 11, 11 and 9 years, respectively. We believe our customers place significant importance on our established reputation for high standards of performance, reliability and safety.

•       A proven track record of successfully acquiring and integrating vessels and businesses.   From April 30, 1999 through August 15, 2007, we acquired 61 tank vessels, which increased the total barrel-carrying capacity of our fleet, net of vessel sales and retirements, from approximately 1.1 million barrels to approximately 4.2 million barrels. Over the same period, we increased the net utilization of the tank vessels we operate from 75% to 85%.

•       The financial flexibility to pursue acquisitions and other expansion opportunities through the issuance of additional common units and borrowings under our credit agreement.   After the application of the proceeds we receive from this offering and our credit agreement, we will have approximately $40 million available for working capital purposes and internal growth and acquisitions. Under certain conditions, we have the right to increase our borrowing capacity under the revolving credit agreement by up to $75 million. We believe the borrowings available under our credit agreement and our ability to issue additional debt or equity securities should provide us with financial flexibility to enable us to pursue expansion and acquisition opportunities.

•       A management team with extensive industry experience.   Members of our management team have, on average, more than 20 years of experience in the maritime transportation industry. Further, members of our management team have been employed by us or one of our predecessors, on average, for approximately 12 years. Our management team has a successful track record of achieving internal growth and completing acquisitions. We believe our management team’s experience and familiarity with our industry and businesses are important assets that will assist us in implementing our business strategies and pursuing our growth strategies.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•       Expanding our fleet through newbuildings and accretive and strategic acquisitions.   We have grown successfully in the past through newbuildings and strategic acquisitions. We expect to continue this strategy by regularly surveying the marketplace to identify and pursue newbuilding opportunities and acquisitions that expand the services and products we offer or that expand our geographic presence. Since our initial public offering in January 2004, we have grown our fleet barrel-carrying capacity from 2.3 million barrels to 4.2 million barrels currently, and we have 524,000 barrels of capacity under construction.

•       Maximizing fleet utilization and improving productivity.   The interchangeability of our tank vessels and the critical mass of our fleet give us the flexibility to allocate the right vessel for the right cargo assignment on a timely basis. We intend to continue improving our operational efficiency through the use of new technology and comprehensive training programs for new and existing employees. We also intend to minimize down time by emphasizing efficient scheduling and timely completion of planned and preventative maintenance.

•       Maintaining safe, low-cost and efficient operations.   We believe we are a cost-efficient and reliable tank vessel operator. We intend to continue to reduce operating costs through constant evaluation of each vessel’s performance and concurrent adjustment of operating and chartering procedures to maximize each vessel’s safety and profitability. We also intend to continue to minimize costs through an active preventative maintenance program both on-shore and at sea, employing qualified officers and crew and continually training our personnel to ensure safe and reliable vessel operations.

•       Balancing our fleet deployment between longer-term contracts and shorter-term business in an effort to provide stable cash flows through business cycles, while preserving flexibility to respond to changing market conditions. During fiscal 2007, we derived approximately 79% of our revenue from time charters, consecutive voyage charters, contracts of affreightment and bareboat charters, all of which are generally for periods of one year or more. We derived the remaining 21% of our revenue for fiscal 2007 from single voyage charters, which are generally priced at prevailing market rates. Vessels operating under voyage charters may generate increased profit margins during periods of improved charter rates, while vessels operating on time charters generally provide more predictable cash flow. We intend to pursue a strategy of emphasizing longer-term contracts, while preserving operational flexibility to take advantage of changing market conditions.

•       Attracting and maintaining customers by adhering to high standards of performance, reliability and safety.   Customers place particular emphasis on efficient operations and strong environmental and safety records. We intend to continue building on our reputation for maintaining high standards of performance, reliability and safety, which we believe will enable us to attract increasingly selective customers.

Our Customers

We provide marine transportation services primarily to major oil companies, oil traders and refiners in the East, West and Gulf Coast regions of the United States. We monitor the supply and distribution patterns of our actual and prospective customers and focus our efforts on providing services that are responsive to the current and future needs of these customers.

The following chart sets forth our major customers and the number of years each of them has been a customer.

Major Customers

Major Customers	Years as Customer
BP	34
Chevron	18
ConocoPhillips	11
ExxonMobil	11
Rio Energy	9

Our two largest customers in fiscal 2007, were ExxonMobil and ConocoPhillips, each of which accounted for more than 10% of our fiscal 2007 consolidated revenue.

Our Vessels

Tank Vessel Fleet

At August 15, 2007, our fleet consisted of the following tank vessels:

K-Sea Transportation Partners L.P. Tank Vessel Fleet

Vessel(1)	Year Built	Capacity (barrels)	Gross Tons	OPA 90 Phase-Out
Double-Hull Barges
DBL 155(2)	2004	165,882	12,152	N.A.
DBL 151	1981	150,000	8,710	N.A.
DBL 140	2000	140,000	10,303	N.A.
DBL 134(3)	1994	134,000	9,514	N.A.
DBL 105(4)	2004	105,000	11,438	N.A.
DBL 101	2002	102,000	6,774	N.A.
DBL 102	2004	102,000	6,774	N.A.
DBL 103	2006	102,000	6,774	N.A.
DBL 104	2007	102,000	6,774	N.A.
Casablanca(5)	1987	89,293	5,736	N.A.
Lemon Creek(5)	1987	89,293	5,736	N.A.
Spring Creek(5)	1987	89,293	5,736	N.A.
Nale(*)	2007	86,000	6,508	N.A.
McCleary’s Spirit(6)	1969	85,000	6,554	N.A.
Antares(*)	2004	84,000	5,855	N.A.
Deneb(*)	2006	84,000	5,855	N.A.
DBL 81	2003	82,000	5,667	N.A.
DBL 82	2003	82,000	5,667	N.A.
Capella(*)	2002	81,751	5,159	N.A.
Leo(*)	2003	81,540	5,954	N.A.
Pacific	1993	81,000	5,669	N.A.
Rigel(*)	1993	80,861	5,669	N.A.
Sasanoa	2001	81,000	5,790	N.A.
DBL 78	2000	80,000	5,559	N.A.
DBL 70	1972	73,024	5,248	N.A.
Kays Point(7)	1999	67,000	4,720	N.A.
Noa(*)	2002	67,000	4,826	N.A.
Cascades(7)	1993	67,000	4,721	N.A.
Na-Kao(*)	2005	52,000	4,076	N.A.
Ne’ena(*)	2004	52,000	4,076	N.A.
DBL 53	1965	53,000	4,543	N.A.
DBL 31	1999	30,000	2,146	N.A.
DBL 32	1999	30,000	2,146	N.A.
DBL 28	2006	28,000	2,146	N.A.
DBL 29	2006	28,000	2,146	N.A.
DBL 26	2006	28,000	2,146	N.A.
DBL 27	2007	28,000	2,146	N.A.
DBL 22	2007	28,000	2,146	N.A.
Puget Sounder	1992	25,000	1,870	N.A.
DBL 2202	1962	22,000	1,830	N.A.
DBL 16	1954	20,000	1,420	N.A.
DBL 19	1998	18,000	1,499	N.A.
DBL 18	1998	18,000	1,499	N.A.

DBL 17	1998	18,000	1,499	N.A.
Subtotal		3,111,937	223,176
Single-Hull Tanker
Great Gull	1969	30,000	1,729	2015
Single-Hull Barges
KTC 80	1981	82,878	4,576	2015
KTC 71	1975	81,759	4,719	2015
BB 110(7)	1976	78,000	4,754	2015
STC 340	1983	75,000	4,395	2015
344(7)	1984	75,000	5,214	2015
Noho Hele(*)	1982	67,880	4,185	2015
KTC 60	1980	61,638	3,824	2015
KTC 55	1972	53,012	3,113	2015
KTC 50	1974	54,716	3,367	2015
SCT 280	1977	48,000	3,081	2015
SCT 282	1978	48,000	3,081	2015
Hui Mana(*)	1988	40,000	2,299	2015
Essex	1967	35,160	2,307	2015
DBL 3201	1968	31,000	2,033	2015
KTC 30	1960	30,000	1,807	2015
Wallabout Bay	1986	28,330	1,687	2015
Newark Bay	1969	27,390	1,595	2015
PM 230(7)	1983	25,000	1,610	2015
Trader II	1949	20,475	1,194	2015
KTC 21	1961	20,000	1,214	2015
KTC 20	1980	20,000	1,065	2015
American 21	1968	19,500	1,262	2015
Oyster Bay	1951	19,370	1,278	2015
SCT 180	1980	16,250	1,053	2015
Josiah Bartlett	1955	14,000	1,287	2015
SEA 76	1969	13,313	830	2015
KTC 14	1941	13,000	820	2015
Subtotal		1,128,671	69,379
Total Fleet		4,240,608	292,555

(*)          Acquired in the Smith Maritime, Go Big and Sirius Maritime acquisition on August 14, 2007.

(1)          Excludes one potable water barge and one deck barge, which we also operate.

(2)          Built in 1974; double-hulling was completed and the vessel redelivered in September 2004.

(3)          Built in 1986 and rebuilt in 1994.

(4)          Built in 1982 and rebuilt for petroleum transportation in 2004.

(5)          Vessel not qualified for Jones Act trade due to foreign construction.

(6)          Built in 1969 and rebuilt in 2001.

(7)          Chartered-in vessel.

Newbuildings

The following table sets forth the size and expected delivery date for vessels in our newbuilding program:

Vessels	Expected Delivery
Three 28,000-barrel tank barges	1st Quarter fiscal 2008—3rd Quarter fiscal 2008
Three 80,000-barrel tank barges	4th Quarter fiscal 2008—1st Quarter fiscal 2009
Four 50,000-barrel tank barges	2nd Quarter fiscal 2010—2nd Quarter fiscal 2011

The total cost of the barges described above, in the aggregate and after the addition of certain special equipment, is approximately $100 million, of which approximately $13 million has been spent as of June 30, 2007. For more information on our newbuilding program, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Ongoing Capital Expenditures.”

Tugboat Fleet

We use tugboats as the primary means of propelling our tank barge fleet and generally do not charter them out to third parties. Therefore, we seek to maintain the proper balance between the number of tugboats and the number of tank barges in our fleet. This balance is influenced by a variety of factors, including the condition of the vessels in our fleet, the mix of our coastwise business and our local business and the level of longer-term contracts versus shorter-term business. We are also able to maintain a proper balance between tugboats and tank barges by analyzing the historical trading patterns of our customers and the nature of their cargoes. While a tank barge is unloading, we often dispatch its tugboat to perform other work.

At August 15, 2007, we operated the following tugboats:

K-Sea Transportation Partners L.P. Tugboat Fleet

Name(1)	Year Built	Horsepower	Dimensions
Lincoln Sea	2000	8000	119’ x 40’ x 22’
Rebel	1975	7200	150’ x 46’ x 22’
Yankee	1976	7200	150’ x 46’ x 22’
Jimmy Smith(*)	1976	7200	150’ x 40’ x 22’
Barents Sea	1976	6200	136’ x 40’ x 16’
Irish Sea	1969	5750	135’ x 35’ x 18’
Sirius(*)	1974	5750	135’ x 38’ x 19’
Nakolo(*)	1974	5750	125’ x 38’ x 14’
EI Lobo Grande(*)	1978	5750	128’ x 36’ x 19’
Nakoa(*)	1976	5500	118’ x 34’ x 17’
Volunteer	1982	4860	120’ x 37’ x 18’
Adriatic Sea(2)	2004	4800	126’ x 34’ x 15’
Java Sea(3)	2005	4800	119” x 34’ x 15’
Namahoe(*)	1997	4400	105’ x 34’ x 16’
Pacific Freedom(4)	1998	4500	120’ x 31’ x 15’
Viking	1972	4300	133’ x 34’ x 18’
Beaufort Sea	1971	4300	113’ x 32’ x 16’
Pacific Wolf	1975	4100	111’ x 24’ x 13’
William J. Moore	1970	4000	135’ x 35’ x 20’
Niolo(*)	1982	4000	117’ x 34’ x 17’
Nokea(*)	1975	4000	105’ x 30’ x 14’
Nunui(*)	1978	4000	185’ x 40’ x 12’
Tasman Sea	1976	3900	124 x 34’ x 16’
Norwegian Sea(5)	2006	3900	133’ x 34’ x 17’
Sea Hawk(6)	2006	3900	112’ x 32’ x 15’
John Brix(7)	1999	3900	141’ x 35’ x 8’
Pacific Avenger	1977	3900	140’ x 34’ x 17’
Altair(*)	1981	3800	106’ x 33’ x 17’
Kara Sea	1974	3520	111’ x 32’ x 14’
Coral Sea	1973	3280	111’ x 32’ x 14’
Nathan E. Stewart	2001	3200	95’ x 32’ x 14”
Maryland	1962	3010	110’ x 28’ x 14’
Baltic Sea	1973	3000	101’ x 30’ x 13’
Pacific Challenger	1976	3000	118’ x 34’ x 16’
Paragon	1978	3000	99’ x 32’ x 15’
Pacific Raven	1970	3000	112’ x 31’ x 14’
Na Hoku(*)	1981	3000	105’ x 34’ x 17’
Nalani(*)	1981	3000	105’ x 34’ x 17’
Nohea(*)	1983	3000	98’ x 30’ x 14’
Pacific Pride(8)	1989	2500	84’ x 28’ x 13’
Sargasso Sea	1972	2460	105’ x 30’ x 15”
Labrador Sea	2002	2400	82’ x 26’ x 12’
Bering Sea	1975	2250	105’ x 29’ x 13’
Caspian Sea	1981	2000	65’ x 24’ x 9’
Inland Sea	2000	2000	76’ x 26’ x 10’
Pacific Patriot	1981	2000	77’ x 27’ x 12’
Davis Sea	1982	2000	77.4’ x 26’ x 9’

Pacific Eagle(9)	2001	2000	98’ x 27’ x 13’
Tiger	1966	2000	88’ x 27’ 12’
Houma	1970	1950	90’ x 29’ x 11’
Timor Sea	1960	1920	80’ x 24’ x 10’
Odin	1982	1860	72’ x 28’ x 12’
Taurus	1979	1860	79’ x 25’ x 12’
Falcon	1978	1800	80’ x 25’ x 12’
Naupaka(*)	1983	1800	75’ x 26’ x 10’
Fidalgo	1973	1400	98’ x 25’ x 8’
Banda Sea	1966	1350	75’ x 23’ x 8’
Pacific Falcon	1985	1250	65’ x 22’ x 9’

(*)          Acquired in the Smith Maritime, Go Big and Sirius Maritime acquisition, which was completed on August 14, 2007.

(1)          Excluding certain workboats and other small vessels most of which are less than 1,000 HP.

(2)          Built in 1978 and rebuilt in 2004.

(3)          Built in 1981 and rebuilt in 2005.

(4)          Built in 1969 and rebuilt in 1998.

(5)          Built in 1976 and rebuilt in 2006.

(6)          Built in 1978 and rebuilt in 2006.

(7)          Built in 1963 and rebuilt in 1999.

(8)          Built in 1976 and rebuilt in 1989.

(9)          Built in 1966 and rebuilt in 1985 and 2001.

Integrated Tug-Barge Units

We currently operate eighteen ITBs. At August 15, 2007, ITBs represented approximately 37% of the barrel-carrying capacity of our tank barge fleet.

Bunkering

For over 30 years, we have specialized in the shipside delivery of fuel, known as bunkering, for the major and independent bunker suppliers in New York Harbor. We also provide bunkering services in the port of Norfolk, Virginia. Demand for bunkering services is driven primarily by the number of ship arrivals. A ship’s time in port generally is limited, and the cost of delaying sailing due to bunkering or other activities can be significant. Therefore, we continually strive to improve the level of service and on-time deliveries we provide to our customers.

The majority of our bunker delivery tank vessels are equipped with advanced, whole-load sampling devices to provide the supplier and receiver a representative sample. Our bunker delivery tank barges are also equipped with extended booms for hose handling ease alongside ships, remote pump engine shut-offs, spill rails, spill containment equipment and supplies, VHF and UHF radio communication and fendering.

Preventative Maintenance

We have a computerized preventative maintenance program that tracks U.S. Coast Guard and American Bureau of Shipping inspection schedules and establishes a system for the reporting and handling of routine maintenance and repair.

Vessel captains submit monthly inspection reports, which are used to note conditions that may require maintenance or repair. Vessel superintendents are responsible for reviewing these reports, inspecting identified discrepancies, assigning a priority classification and generating work orders. Work orders establish job type, assign personnel responsible for the task and record target start and completion dates. Vessel superintendents inspect repairs completed by the crew, supervise outside contractors as needed and conduct quarterly inspections following the same criteria as the captains. Drills and training exercises are conducted in conjunction with these inspections, which are typically more comprehensive in scope. In addition, an operations duty officer is available on a 24-hour basis to handle any operational issues. The operations duty officer is prepared to respond on scene whenever required and is trained in technical repair issues, spill control and emergency response.

The American Bureau of Shipping and the U.S. Coast Guard establish drydocking schedules. Typically, we drydock our vessels twice every five years. Prior to sending a vessel to a shipyard, we develop comprehensive work lists to ensure all required maintenance is completed. Repair facilities bid on these work lists, and jobs are awarded based on price and time to complete. Vessels then report to a cleaning facility to prepare for shipyard. Once the vessel is gas-free, a certified marine chemist issues paperwork certifying that no dangerous vapors are present. The vessel proceeds to the shipyard where the vessel superintendent and certain crewmembers assist in performing the maintenance and repair work. The planned maintenance period is considered complete when all work has been tested to the satisfaction of American Bureau of Shipping or U.S. Coast Guard inspectors or both.

Safety

General

We are committed to operating our vessels in a manner that protects the safety and health of our employees, the general public and the environment. Our primary goal is to minimize the number of safety- and health-related accidents on our vessels and our property. Our primary concerns are to avoid personal injuries and to reduce occupational health hazards. We want to prevent accidents that may cause damage to our personnel, equipment or the environment, such as fire, collisions, petroleum spills and groundings of our vessels. In addition, we are committed to reducing overall emissions and waste generation from each of our facilities and vessels and to the safe management of associated cargo residues and cleaning wastes.

Our policy is to follow all laws and regulations as required, and we are actively participating with government, trade organizations and the public in creating responsible laws, regulations and standards to safeguard the workplace, the community and the environment. Our Operations Department is responsible for coordinating all facets of our health and safety program and identifies areas that may require special emphasis, including new initiatives that evolve within the industry. Our Human Resources Department is responsible for all training, whether conducted in-house or at a training facility. Supervisors are responsible for carrying out and monitoring compliance for all of the safety and health policies on their vessels.

Tank Barge Characteristics

To protect the environment, today’s tank barge hulls are required not only to be leak-proof into the body of water in which they float but also to be vapor-tight to prevent the release of any fumes or vapors into the atmosphere. Our tank barges that carry light products such as gasoline or naphtha have alarms that indicate when the tank is full (95% of capacity) and when it is overfull (98% of capacity). Each tank barge also has a vapor recovery system that connects the cargo tanks to the shore terminal via pipe and hose to return to the plant the vapors generated while loading.

The majority of our bunker delivery tank barges are equipped with advanced, whole load sampling devices to provide the supplier and receiver a representative sample. Our bunker delivery tank barges are also equipped with extended booms for hose handling ease alongside ships, remote pump engine shut-offs, spill rails, spill containment equipment and supplies, VHF and UHF radio, satellite and internet communication.

Safety Management Systems

We belong to and adhere to the recommendations of the American Waterways Operators, or AWO, Responsible Carrier Program. The program is designed as a framework for continuously improving the industry’s and member companies’ safety performance. The program complements and builds upon existing government regulations, requiring company safety and training standards that in many instances exceed those required by federal law or regulation.

Developed by the AWO, the Responsible Carrier Program incorporates best industry practices in three primary areas:

•       management and administration;

•       equipment and inspection; and

•       human factors.

The Responsible Carriers Program has been recognized by many groups, including the U.S. Coast Guard and shipper organizations. We are periodically audited by an AWO-certified auditor to verify compliance. We were last audited in early 2007, and our Responsible Carrier Program certificate remains in effect until March 2010.

We are also certified to the standards of the International Safety Management, or ISM, system. The ISM standards were promulgated by the International Maritime Organization, or IMO, and have been adopted through treaty by many IMO member countries, including the United States. Although ISM is not required for coastal tug and barge operations, we have determined that an integrated safety management system including the ISM and Responsible Carriers Program standards promotes safer operations and provides us with necessary operational flexibility as we continue to grow.

Ship Management, Crewing and Employees

We maintain an experienced and highly qualified work force of shore-based and seagoing personnel. As of August 15, 2007, we employed 925 persons, comprising 148 shore staff and 777 fleet personnel. Our tug and tanker captains are non-union management supervisors. Effective July 1, 2004, we entered into a new four-year collective bargaining agreement with our maritime union covering certain of our seagoing personnel comprising 44% of our workforce. The collective bargaining agreement provides for wage increases totaling 15% over its term, and requires us to make contributions to certain pension and other welfare programs. No unfunded pension liability exists under any of these programs. Our vessel employees are paid on a daily or hourly basis and typically work 14 days on and 14 days off. Our shore-based personnel are generally salaried and most are located at our headquarters in East Brunswick, New Jersey, our facilities in Staten Island, New York, Seattle, Washington, and Norfolk, Virginia. We believe that our relations with our employees are satisfactory.

Our shore staff provides worldwide support for all aspects of our fleet and business operations, including sales and scheduling, crewing and human resources functions, engineering, compliance and technical management, financial and insurance services, and information technology. A staff of dispatchers and schedulers maintain a 24-hour duty rotation to monitor communications and to coordinate fleet operations with our customers and terminals. Communication with our vessels is accomplished by various methods, including wireless data links, cellular telephone, VHF, UHF and HF radio.

Our crews regularly inspect each vessel, both at sea and in port, and perform most of the ordinary course maintenance. Our procedures call for a member of our shore-based staff to inspect each vessel at least once each fiscal quarter, making specific notations and recommendations regarding the overall condition of the vessel, maintenance, safety and crew welfare. In addition, selected vessels are inspected each year by independent consultants. All of the vessels that are on bareboat charters to third parties are managed and operated by the customer.

Classification, Inspection and Certification

Most of our coastwise vessels have been certified as being “in class” by the American Bureau of Shipping and, in the case of one vessel, by Lloyds of London. Other vessels, primarily in our West Coast operations, have the required “loadline” certification. The American Bureau of Shipping is one of several internationally recognized classification societies that inspect vessels at regularly scheduled intervals to ensure compliance with American Bureau of Shipping classification rules and some applicable federal safety regulations. Most insurance underwriters require at least a loadline certification by a classification society before they will extend coverage to a coastwise vessel. The classification society certifies that the pertinent vessel has been built and maintained in accordance with the rules of the society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Inspections are conducted on the pertinent vessel by a surveyor of the classification society in three surveys of varying frequency and thoroughness: annual surveys each year, an intermediate survey every two to three years and a special survey every four to five years. As part of the intermediate survey, a vessel may be required to be drydocked every 24 to 30 months for inspection of its underwater parts and for any necessary repair work related to such inspection.

Our vessels are also inspected at periodic intervals by the U.S. Coast Guard to ensure compliance with Federal safety regulations. All of our tank vessels carry Certificates of Inspection issued by the U.S. Coast Guard.

Our vessels and shoreside operations are also inspected and audited periodically by our customers, in some cases as a precondition to chartering our vessels. We maintain all necessary approvals required for our vessels to operate in their normal trades. We believe that the high quality of our tonnage, our crews and our shoreside staff are advantages when competing against other vessel operators for long-term business.

Insurance Program

We maintain insurance coverage consistent with industry practice that we believe is adequate to protect against the accident-related risks involved in the conduct of our business and risks of liability for environmental damage and pollution. Nevertheless, we cannot provide assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. K-Sea General Partner GP LLC, the general partner of our general partner, maintains a key man insurance policy on Mr. Timothy J. Casey, its President and Chief Executive Officer.

Our hull and machinery insurance covers risks of actual or constructive loss from collision, towers liabilities, fire, grounding and engine breakdown up to an agreed value per vessel. Our war-risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. While some tanker owners and operators obtain loss-of-hire insurance covering the loss of revenue during extended tanker off-hire periods, we do not have this type of coverage. We believe that, given our diversified marine transportation operations and high utilization rate, this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis taking into account insurance market conditions and the employment of our vessels.

Our protection and indemnity insurance covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo, damage to third-party property, asbestos exposure and pollution arising from oil or other substances. Our current protection and indemnity insurance coverage for pollution is $1 billion per incident and is provided by West of England Ship Owners Insurance Services Ltd., or West of England, a mutual insurance association. West of England is a member of the International Group of protection and indemnity mutual assurance associations. The protection and indemnity associations that comprise the

International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at approximately $4.3 billion per non-pollution incident. As a member of West of England, we are subject to calls payable to the association based on our claim records, as well as the claim records of all other members of the individual associations and members of West of England.

We are not currently the subject of any claims alleging exposure to asbestos or second-hand smoke, although such claims have been brought against our predecessors in the past and may be brought against us in the future. Our predecessor company, EW Transportation LLC, has contractually agreed to retain any such liabilities that occurred prior to our initial public offering in January 2004, will indemnify us for up to $10 million of such liabilities until January 2014, and will make available to us the benefit of certain indemnities it received in connection with the purchase of certain vessels. If, notwithstanding the foregoing, we are ultimately obligated to pay any asbestos-related or similar claims for any reason, we believe we or EW Transportation LLC would have adequate insurance coverage for periods after March 1986 to pay such claims. However, EW Transportation LLC and its predecessors may not have insurance coverage prior to March 1986. If we were subject to claims related to that period, including claims from current or former employees, EW Transportation LLC may not have insurance to pay the liabilities, if any, that could be imposed on us. If we had to pay claims solely out of our own funds, it could have a material adverse effect on our financial condition. Furthermore, any claims covered by insurance would be subject to deductibles, and because it is possible that a large number of claims could be brought, the aggregate amount of these deductibles could be material.

We may not be able to obtain insurance coverage in the future to cover all risks inherent in our business, and insurance, if available, may be at rates that we do not consider to be commercially reasonable. In addition, as more single-hull vessels are retired from active service, insurers may be less willing to insure, and customers less willing to hire, single-hull vessels.

Competition

The domestic tank vessel industry is highly competitive. The Jones Act restricts U.S. point-to-point maritime shipping to vessels built in the United States, owned and operated by U.S. citizens and manned by U.S. crews. In our market areas, our primary direct competitors are the operators of U.S.-flag ocean-going tank barges and U.S.-flag refined petroleum product tankers, including the captive fleets of major oil companies.

In the voyage and short-term charter market, our vessels compete with all other vessels of a size and type required by a charterer that can be available at the date specified. In the voyage market, competition is based primarily on price and availability, although charterers have become more selective with respect to the quality of vessels they hire, with particular emphasis on factors such as age, double hulls and the reliability and quality of operations. Increasingly, major charterers are demonstrating a preference for modern vessels based on concerns about the environmental risks associated with older vessels. Consequently, we believe that owners of large modern fleets have been able to gain a competitive advantage over owners of older fleets.

U.S.-flag tank vessels also compete with petroleum product pipelines and are affected by the level of imports on foreign flag products carriers. The Colonial Pipeline system, which originates in Texas and terminates at New York Harbor, the Plantation Pipe Line system, which originates in Louisiana and terminates in Washington D.C., and smaller regional pipelines between Philadelphia and New York carry refined petroleum products to the major storage and distribution facilities that we currently serve. We believe that high capital costs, tariff regulation and environmental considerations make it unlikely that a new refined product pipeline system will be built in our market areas in the near future. It is possible, however, that new pipeline segments, including pipeline segments that connect with existing pipeline systems, could be built or that existing pipelines could be converted to carry refined petroleum products. Either of these occurrences could have an adverse effect on our ability to compete in particular locations.

Regulation

Our operations are subject to significant federal, state and local regulation, the principal provisions of which are described below.

Environmental

General.   Government regulation significantly affects the ownership and operation of our tank vessels. Our tank vessels are subject to international conventions, federal, state and local laws and regulations relating to safety and health and environmental protection, including the generation, storage, handling, emission, transportation, and discharge of hazardous and non-hazardous materials. Although we believe that we are in substantial compliance with applicable environmental laws and regulations, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tank vessels. The recent trend in environmental legislation is toward stricter requirements, and this trend will likely continue. In addition, a future serious marine incident occurring in U.S. waters, or internationally, that results in significant oil pollution or causes significant environmental impact could result in additional legislation or regulation that could affect our profitability.

Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our tank vessels. While we believe that we are in substantial compliance with applicable environmental laws and regulations and have all permits, licenses and certificates necessary for the conduct of our operations, frequently changing and increasingly stricter requirements, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tank vessels.

We maintain operating standards for all our tank vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers, care for the environment and compliance with U.S. regulations. Our tank vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration and charterers, particularly terminal operators and oil companies.

Finally, we manage our exposure to losses from potential discharges of pollutants through the use of well-maintained and well-managed facilities, well maintained and well equipped vessels and safety and environmental programs, including a maritime compliance program and our insurance program. Moreover, we believe we will be able to accommodate reasonably foreseeable environmental regulatory changes. However, the risks of substantial costs, liabilities, and penalties are inherent in marine operations. As a result, there can be no assurance that any new regulations or requirements or any discharge of pollutants by us will not have a material adverse effect on us.

The Oil Pollution Act of 1990.   The Oil Pollution Act of 1990, or OPA 90, affects all vessels trading in U.S. waters including the exclusive economic zone extending 200 miles seaward. OPA 90 sets forth various technical and operating requirements for tank vessels operating in U.S. waters. Existing single-hull, double-sided and double-bottomed tank vessels are to be phased out of service at varying times based on their tonnage and age, with all such vessels being phased out by January 2015. As of August 15, 2007, 28 of our tank vessels, which are single-hulled, will be precluded from transporting petroleum products as of January 1, 2015.

Under OPA 90, owners or operators of tank vessels and certain non-tank vessels operating in U.S. waters must file vessel spill response plans with the U.S. Coast Guard and operate in compliance with the plans. These vessel response plans must, among other things:

•       address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources;

•       describe crew training and drills; and

•       identify a qualified individual with specific authority and responsibility to implement removal actions in the event of an oil spill.

Our vessel response plans have been approved by the U.S. Coast Guard, and all of our tankermen have been trained to comply with these guidelines. In addition, we conduct regular oil-spill response drills in accordance with the guidelines set out in OPA 90. We believe that all of our vessels are in substantial compliance with OPA 90.

Environmental Spill and Release Liability.   OPA 90 and various state laws substantially increased over historic levels the statutory liability of owners and operators of vessels for the discharge or substantial threat of a discharge of oil and the resulting damages, both regarding the limits of liability and the scope of damages. OPA 90 imposes joint and several strict liability on responsible parties, including owners, operators and bareboat charterers, for all oil spill and containment and clean-up costs and other damages arising from spills attributable to their vessels. A complete defense is available only when the responsible party establishes that it exercised due care and took precautions against foreseeable acts or omissions of third parties and when the spill is caused solely by an act of God, act of war (including civil war and insurrection) or a third party other than an employee or agent or party in a contractual relationship with the responsible party. These limited defenses may be lost if the responsible party fails to report the incident or reasonably cooperate with the appropriate authorities or refuses to comply with an order concerning clean-up activities. Even if the spill is caused solely by a third party, the owner or operator must pay removal costs and damage claims and then seek reimbursement from the third party or the trust fund established under OPA 90. Finally, in certain circumstances involving oil spills, OPA 90 and other environmental laws may impose criminal liability on personnel and/or the corporate entity.

OPA 90 limits the liability of each responsible party for oil pollution from vessels, and these limits were increased substantially in 2006. The limits for a tank vessel without a qualifying double hull are the greater of (1) $3,000 per gross ton or (2) $22 million for a tank vessel of greater than 3,000 tons or $6 million for a tank vessel of 3,000 gross tons or less. The limits for a tank vessel with a qualifying double hull are the greater of (1) $1,900 per gross ton or (2) $16 million for a tank vessel of greater than 3,000 gross tons or $4 million for a tank vessel of 3,000 gross tons or less. The limits for any vessel other than a tank vessel are the greater of $950 per gross ton or $0.8 million. The limits of liability are subject to periodic increase to account for inflation. These limits do not apply where, among other things, the spill is caused by gross negligence or willful misconduct of, or a violation of an applicable federal safety, construction or operating regulation by, a responsible party or its agent or employee or any person acting in a contractual relationship with a responsible party. In addition to removal costs, OPA 90 provides for recovery of damages, including:

•       natural resource damages and related assessment costs;

•       real and personal property damages;

•       net loss of taxes, royalties, rents, fees and other lost revenues;

•       net costs of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

•       loss of profits or impairment of earning capacity due to the injury, destruction or loss of real property, personal property or natural resources; and

•       loss of subsistence use of natural resources.

OPA 90 requires owners and operators of vessels operating in U.S. waters to establish and maintain with the U.S. Coast Guard evidence of their financial responsibility sufficient to meet their potential liabilities imposed by OPA 90. Under the regulations, we may provide evidence of insurance, a surety bond, a guarantee, letter of credit, qualification as a self-insurer or other evidence of financial responsibility. We have qualified as a self-insurer under the regulations and have received Certificates of Financial Responsibility from the U.S. Coast Guard for all of our vessels subject to this requirement.

OPA 90 expressly provides that individual states are entitled to enforce their own oil pollution liability laws, even if inconsistent with or imposing greater liability than OPA 90. There is no uniform liability scheme among the states. Some states have OPA 90-like schemes for limiting liability to various amounts, some rely on common law fault-based remedies and others impose strict and/or unlimited liability on an owner or operator. Virtually all coastal states have enacted their own pollution prevention, liability and response laws, whether statutory or through court decisions, with many providing for some form of unlimited liability. We believe that the liability provisions of OPA 90 and similar state laws have greatly expanded potential liability in the event of an oil spill, even where we are not at fault. Some states have also established their own requirements for financial responsibility. However, at least two states have repealed regulations concerning the operation, manning, construction or design of tank vessels as a result of the U.S. Supreme Court’s 2000 ruling in United States v. Locke. In Locke, the Court held that the regulation of maritime commerce is generally a federal responsibility because of the need for national and international uniformity.

Parties affected by oil pollution that do not fully recover from a responsible party may pursue relief from the Oil Spill Liability Trust Fund. Responsible parties may seek reimbursement from the fund for costs incurred that exceed the liability limits of OPA 90. In order to obtain reimbursement of excess costs, the responsible party would need to establish that it is entitled to a statutory limitation of liability as discussed above. If we are deemed a responsible party for an oil pollution incident and are ineligible for reimbursement of excess costs, the costs of responding to an oil pollution incident could have a material adverse effect on our results of operations, financial condition and cash flows. We presently maintain oil pollution liability insurance in an amount in excess of that required by OPA 90. Through West of England, our current coverage for oil pollution is $1 billion per incident. It is possible, however, that our liability for an oil pollution incident may be in excess of the insurance coverage we maintain.

We are also subject to potential liability arising under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances, whether on land or at sea. Specifically, CERCLA provides for liability of owners and operators of vessels for cleanup and removal of hazardous substances. Liability under CERCLA for releases of hazardous substances from vessels is limited to the greater of $300 per gross ton or $5 million per incident unless attributable to willful misconduct or neglect, a violation of applicable standards or rules, or upon failure to provide reasonable cooperation and assistance. CERCLA liability for releases from facilities other than vessels is generally unlimited.

We are required to show proof of insurance, surety bond, self insurance or other evidence of financial responsibility to pay damages under OPA 90 and CERCLA in the amount of $1,500 per gross ton for vessels, consisting of the sum of the OPA 90 liability limit of $1,200 per gross ton or $10 million per discharge and the CERCLA liability limit of $300 per gross ton or $5 million per discharge. We have satisfied these requirements and obtained a U.S. Coast Guard Certificate of Financial Responsibility for each of our tank vessels. OPA 90 and CERCLA each preserve the right to recover damages under other existing laws, including maritime tort law.

Water.   The federal Clean Water Act, or CWA, imposes restrictions and strict controls on the discharge of pollutants into navigable waters, and such discharges generally require permits. The CWA provides for civil, criminal and administrative penalties for any unauthorized discharges and imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and liabilities in the case of a discharge of petroleum, its derivatives, hazardous substances, wastes and pollutants into state waters. In addition, the Coastal Zone Management Act authorizes state implementation and development of programs of management measures for non-point source pollution to restore and protect coastal waters.

A 2005 United States district court decision could result in certain of our vessels being required to obtain Clean Water Act permits for the discharge of ballast water. Under current CWA regulations, our vessels are exempt from such permitting requirements, but in the March 2005 Northwest Environmental Advocates v. EPA decision, the federal district court in California ordered the EPA to repeal the exemption. Under the court’s ruling owners and operators of vessels would be required to comply with the Clean Water Act permitting requirements or face penalties. The remedy phase of the proceeding is ongoing. However, if the permitting exemption is repealed, we will incur certain costs to obtain CWA permits for our vessels. Because we do not yet know how or when this matter ultimately will be resolved, we cannot estimate its potential financial impact at this time. However, we believe that any financial impacts resulting from the repeal of the permitting exemption for ballast water discharge will not be material.

Solid Waste.   Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state and local requirements. In addition, in the course of our tank vessel operations, we engage contractors to remove and dispose of waste material, including tank residue. In the event that such waste is found to be “hazardous” under either RCRA or the CWA, and is disposed of in violation of applicable law, we could be found jointly and severally liable for the cleanup costs and any resulting damages. Finally, the EPA does not currently classify “used oil” as “hazardous waste,” provided certain recycling standards are met. However, some states in which we operate have classified “used oil” as “hazardous” under state laws patterned after RCRA. The cost of managing wastes generated by tank vessel operations has increased in recent years under stricter state and federal standards. Additionally, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we could be liable for clean up costs under CERCLA or the equivalent state laws. We use only certified haulers for this work.

EW Transportation Corp. (formerly K-Sea Transportation Corp., a predecessor company) was previously notified that it is potentially responsible for the cleanup of hazardous substances at the “Palmer Barge Site” in Port Arthur, Texas, where cleaning was performed on two of our barges in 1996 and 1997. We assumed this liability at the time of our initial public offering, subject to insurance and certain indemnification from our predecessors (see “Certain Relationships and Related Transactions—Omnibus Agreement—Indemnification” in Item 13 of our annual report on Form 10-K for the fiscal year ended June 30, 2007). In August 2007, we agreed to settle our share of liability for the EPA-mandated investigation and site cleanup for $25,000, which we anticipate will be indemnified by our predecessor. We believe that further costs, if any, will be immaterial to our financial position, results of operations and cash flows.

Air Emissions.   The federal Clean Air Act, or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our tank barges are equipped with vapor control systems that satisfy these requirements. In addition, the EPA issued final rules regarding emissions standards for various classes of marine diesel engines. While these rules are currently limited to new engines beginning with the 2004 model year, the EPA has noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines if the industry does not take steps to introduce new pollution control technologies. Adoption of such standards could require modifications to some existing marine diesel engines and may require substantial expenditures.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from barge loading and degassing operations by requiring the installation of vapor control equipment. As stated above, our tank barges are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based upon the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

Coastwise Laws

A substantial portion of our operations are conducted in the U.S. domestic trade, which is governed by the coastwise laws of the United States. The U.S. coastwise laws reserve marine transportation between points in the United States, including harbor tug services, to vessels built in and documented under the laws of the United States (U.S.-flag) and owned and manned by U.S. citizens. Generally, an entity is deemed a U.S. citizen for these purposes so long as:

•       it is organized under the laws of the United States or a state;

•       each of its chief executive officer (by whatever title) and the chairman of its board of directors is a U.S. citizen;

•       no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens;

•       at least 75.0% of the interest and voting power in the corporation is held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens; and

•       in the case of a limited partnership, the general partner meets U.S. citizenship requirements for U.S. coastwise trade.

Because we could lose the privilege of operating our vessels in the U.S. coastwise trade if non-U.S. citizens were to own or control in excess of 25.0% of our outstanding interests, our limited partnership agreement restricts foreign ownership and control of our common and subordinated units to not more than 15.0% of our outstanding interests.

There have been repeated efforts aimed at repeal or significant change of the Jones Act. Although we believe it is unlikely that the Jones Act will be substantially modified or repealed, there can be no assurance that Congress will not substantially modify or repeal such laws. Such changes could have a material adverse effect on our operations and financial condition.

Other

Our vessels are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection (CBP) and the U.S. Maritime Administration, as well as subject to rules of private industry organizations such as the American Bureau of Shipping. These agencies and organizations establish safety standards and are authorized to investigate vessels and accidents and to recommend improved maritime safety standards. Moreover, to ensure compliance with applicable safety regulations, the U.S. Coast Guard is authorized to inspect vessels at will.

Occupational Health Regulations

Our shoreside facilities are subject to occupational safety and health regulations issued by the U.S. Occupational Safety and Health Administration, or OSHA, and comparable state programs. These regulations currently require us to maintain a workplace free of recognized hazards, observe safety and health regulations, maintain records, and keep employees informed of safety and health practices and duties. Our vessel operations are also subject to occupational safety and health regulations issued by the U.S. Coast Guard and, to an extent, OSHA. These regulations currently require us to perform monitoring, medical testing and recordkeeping with respect to mariners engaged in the handling of the various cargoes transported by our chemical and petroleum product carriers.

Vessel Condition

Our vessels are subject to periodic inspection and survey by, and drydocking and maintenance requirements of, the U.S. Coast Guard and/or the American Bureau of Shipping. We believe we are currently in compliance in all material respects with the environmental and other laws and regulations, including health and safety requirements, to which our operations are subject. We are unaware of any pending or threatened litigation or other judicial, administrative or arbitration proceedings against us occasioned by any alleged non-compliance with such laws or regulations. The risks of substantial costs, liabilities and penalties are, however, inherent in marine operations, and there can be no assurance that significant costs, liabilities or penalties will not be incurred by or imposed on us in the future.

Properties

We lease pier facilities and approximately 7,000 square feet of office space in Staten Island, New York. The lease expires in April 2009; however, we have the option to renew it for two additional ten-year periods. We own and use a 2,100 square-foot modular facility for additional office space on the premises.

We lease pier facilities, a water treatment facility and approximately 10,500 square feet of office space in Norfolk, Virginia. This lease expires in January 2010, and we have an option to purchase the facility.

We lease approximately 9,500 square feet of office space for our principal executive office in East Brunswick, New Jersey, for which the lease expires in December 2013.

We lease pier facilities and approximately 16,000 square feet of office space in Seattle, Washington. This lease expires in October 2008 with a renewal option for one additional five-year term. We also lease approximately 6,000 square feet of other office space in Seattle, Washington. This lease expires in February 2008.

We also lease pier facilities and approximately 22,000 square feet of office and warehouse space in Philadelphia, Pennsylvania, which terminates in December 2009, and we also lease pier facilities and approximately 2,800 square feet of office and warehouse space, on a month to month basis, in Honolulu, Hawaii.

MANAGEMENT

K-Sea General Partner GP LLC, as the general partner of K-Sea General Partner L.P., our general partner, manages our operations and activities. Our general partner is not elected by our unitholders and is not subject to re-election on a regular basis in the future. Unitholders are not entitled to elect the directors of K-Sea General Partner GP LLC or directly or indirectly participate in our management or operation.

The board of directors of K-Sea General Partner GP LLC oversees our operations. K-Sea General Partner GP LLC has appointed six members to its board of directors, three of whom, Messrs. Abbate, Alperin and Salerno, are independent as defined under the independence standards established by the New York Stock Exchange. The New York Stock Exchange does not require a listed limited partnership, like us, to have a majority of independent directors on the board of directors of its general partner or to establish a compensation committee or a nominating or governance committee.

The following table provides information concerning the directors and executive officers of K-Sea General Partner GP LLC as of September 7, 2007. Executive officers and directors are elected for one-year terms.

Name	Age	Position with K-Sea General Partner GP LLC
James J. Dowling	61	Chairman of the Board
Timothy J. Casey	46	President, Chief Executive Officer and Director
Anthony S. Abbate	67	Director
Barry J. Alperin	67	Director
Brian P. Friedman	51	Director
Frank Salerno	48	Director
John J. Nicola	53	Chief Financial Officer
Thomas M. Sullivan	48	Vice President, Operations
Richard P. Falcinelli	46	Vice President, Administration and Secretary
Gregory J. Haslinsky	44	Vice President, Sales and Marketing
Charles Kauffman	56	Vice President, Corporate Development

James J. Dowling has served as our Chairman of the Board since July 2003, has served as Chairman of the Board of EW Transportation LLC (formerly K-Sea Transportation LLC) since January 2002 and has served as a director of EW Transportation LLC since its formation in April 1999. Mr. Dowling has been a Managing Director of Jefferies Capital Partners, a private investment firm, since January 2002, and is a director of various private companies in which Jefferies Capital Partners has an interest. Jefferies Capital Partners is the manager of Furman Selz Investors II L.P. and its affiliated entities, principal owners of our general partner.

Timothy J. Casey has served as our President, Chief Executive Officer and Director since July 2003. Mr. Casey has served as President, Chief Executive Officer and Director of EW Transportation LLC since April 1999. Mr. Casey is also a board member for American Waterways Operators and The Seamen’s Church Institute.

Anthony S. Abbate has served as a Director since February 2004. Mr. Abbate was President, Chief Executive Officer and a director of Interchange Financial Services Corporation, a bank holding company, since 1984 until his retirement in 2007 and President, Chief Executive Officer and a director of its principal subsidiary, Interchange Bank, from 1981 until his retirement in 2007. In April 2007, Mr. Abbate joined the Board of Directors of Sussex Bancorp, a bank holding company.

Barry J. Alperin has served as a Director since February 2004. Mr. Alperin is a business consultant who retired from Hasbro Inc. in 1996 after 11 years in various senior executive positions, including Vice Chairman and Director. Mr. Alperin is currently on the board of Henry Schein, Inc., a distributor of healthcare products to office-based practitioners, and The Hain Celestial Group, Inc., a natural and organic beverage, snack, specialty food and personal care products company.

Brian P. Friedman has served as a director since July 2003. Since 1997, Mr. Friedman has been President of Jefferies Capital Partners, a private investment firm. Mr. Friedman also serves as Chairman of the Executive Committee of Jefferies & Company, Inc., a global securities and investment banking firm. Mr. Friedman serves as a director of Jefferies Group, Inc. As a result of his management of various private equity funds and the significant equity positions those funds hold in their portfolio companies, Mr. Friedman serves on several boards of directors of private portfolio companies.

Frank Salerno has served as a Director since February 2004. Mr. Salerno has served as a director for WisdomTree Investments, Inc. (formerly known as Index Development Partners) since July 2005 and as a director for Crystal International Travel Group since April 2006. From mid-1999 until his retirement in February 2004, Mr. Salerno was Managing Director and Chief Operating Officer of Merrill Lynch Investment Advisors—Americas Institutional Division, an investment advisory company.

John J. Nicola has served as our Chief Financial Officer since July 2003, and has served as Chief Financial Officer of EW Transportation LLC since July 2000. Mr. Nicola was employed from November 1993 to July 2000 by Maersk Sealand, a container shipping company, in various senior financial management roles, including Chief Financial Officer of Maersk’s East Coast and Gulf terminal operating subsidiary. Mr. Nicola is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Thomas M. Sullivan has served as our Vice President of Operations since July 2003. Mr. Sullivan served as Vice President of Operations for EW Transportation LLC since April 1999. Mr. Sullivan also served as Vessel Supervisor for EW Transportation LLC’s predecessor from March 1995 until April 1999.

Richard P. Falcinelli has served as our Vice President of Administration and Secretary since July 2003. Mr. Falcinelli has served as Vice President of Administration and Secretary of EW Transportation LLC since April 1999.

Gregory J. Haslinsky has served as our Vice President, Sales and Marketing since October 2005 and has been employed by K-Sea Transportation since December 1999 in various sales capacities. Mr. Haslinsky was employed from November 1988 to November 1999 by Maritrans, a marine transportation company, holding various sales and marketing positions within the organization.

Charles Kauffman has served as our Vice President, Corporate Development since the acquisition of Sea Coast Transportation in October 2005. Mr. Kauffman was employed from February 1984 to October 2005 by Saltchuk Resources Inc., a privately held maritime company, where he held various senior management positions, including President of Sea Coast Transportation since July 2002.

MATERIAL TAX CONSEQUENCES

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, please read “Material Tax Consequences” beginning on page 52 of the accompanying prospectus. You are urged to consult your own tax advisor about the federal, state, foreign and local tax consequences particular to your circumstances.

We estimate that if you purchase a common unit in this offering and hold the common unit through the record date for the distribution with respect to the quarter ending December 31, 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for the taxable years 2007 through 2009 that will be less than 20% of the amount of cash distributed to you with respect to that period. This estimate is based upon many assumptions regarding our business and operations, including assumptions with respect to capital expenditures, cash flows and anticipated cash distributions. This estimate and our assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and tax reporting positions that we have adopted and with which the Internal Revenue Service might disagree. Accordingly, we cannot assure you that this estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate, and any differences could materially affect the value of the common units. For example, the percentage of taxable income relative to our distributions could be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•       gross income from operations exceeds the amount required to make the current level of quarterly distributions on all units, yet we only distribute the current level of quarterly distributions on all units; or

•       we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

UNDERWRITING

Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Securities LLC are acting as representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Lehman Brothers Inc.
Citigroup Global Markets Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC
RBC Capital Markets Corporation
KeyBanc Capital Markets
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
Total	3,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•       the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•       the representations and warranties made by us to the underwriters are true;

•       there is no material change in our business or in the financial markets; and

•       we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit
Total

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per common unit. After the offering, the representatives may change the offering price and other selling terms.

We estimate that the total expenses for this common unit offering, excluding underwriting discounts and commissions, will be approximately $600,000.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 450,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 3,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this section.

Lock-Up Agreements

We, all of the directors and executive officers of the general partner of our general partner and EW Transportation LLC have agreed that, subject to certain exceptions without the prior written consent of each of Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS  Securities LLC, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement, except with respect to (a) issuances of common units, or securities convertible into or exercisable or exchangeable for common units, pursuant to our long-term incentive plan and our unit purchase plan as in effect on the date of the underwriting agreement or pursuant to currently outstanding options, warrants or rights, (b) the filing by us of any registration statement on Form S-8 or a resale registration statement related to 250,000 common units pursuant to existing registration right or (c) the transfer of common units, or securities convertible into or exercisable or exchangeable for common units, to one or more affiliates who agree to be bound by the foregoing restrictions.

The 90-day restricted period described in the preceding paragraph will be extended if:

•       during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•       prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Securities LLC.

Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Securities LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•       Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•       A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•       Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•       Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase common units offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships/NASD Conduct Rules

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

Citibank, N.A., Wachovia Bank, National Association and KeyBank National Association, which are affiliates of the underwriters, also serve as lenders under our revolving facility, for which they receive customary compensation. Citibank, N.A. and KeyBank National Association are lenders under our 364-day facility, and KBCM Bridge, LLC, an affiliate of KeyBanc Capital Markets Inc., is a lender under our bridge loan facility. Accordingly, Citibank, N.A., Wachovia Bank, National Association and KeyBank National Association will receive greater than 10% of the net proceeds of this offering through our repayment of these borrowings. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(h) of the NASD Conduct Rules.

Because a bona fide independent market exists for our common units, the Financial Industry Regulatory Authority does not require that we use a qualified independent underwriter for this offering.

Because the Financial Industry Regulatory Authority views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas, will pass upon the validity of the common units offered hereby and various other legal matters in connection with the offering on our behalf. Andrews Kurth LLP, Houston, Texas, will pass upon certain legal matters in connection with the offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of K-Sea Transportation Partners L.P. incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended June 30, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical combined financial statements of the Smith Maritime Group included in K-Sea Transportation Partners L.P.’s Current Report on Form 8-K/A filed on September 19, 2007 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

We file annual, quarterly and other reports with and furnish other information to the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any current report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering:

•       Annual Report on Form 10-K for the fiscal year ended June 30, 2007;

•       Current Reports on Form 8-K filed on August 13, 2007 and August 20, 2007;

•       Current Report on Form 8-K/A filed on September 19, 2007; and

•       The description of our common units contained in our registration statement on Form 8-A (File No. 1-31920), filed on December 4, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You may request a copy of any document incorporated by reference into this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our website at http://www.k-sea.com, or by writing or calling us at the following address:

K-Sea Transportation Partners L.P.
One Tower Center Boulevard
17th Floor
East Brunswick, New Jersey 08816
Attention: John J. Nicola
(732) 565-3818

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement shall be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes that statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

The information contained on our website is not part of this prospectus supplement.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference that are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward looking statements. In addition, we may from time to time make other oral or written statements that are also forward looking statements. Forward-looking statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “should” and other words and terms of similar meaning.

Forward looking statements appear in a number of places in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference and include statements with respect to, among other things:

•       our ability to pay distributions;

•       the benefits to be derived from our acquisition of Smith Maritime, Go Big and Sirius Maritime, including our ability to apply our current business strategies in new geographic markets, platforms for future growth, possible synergies with the rest of our business, the benefits of geographic and seasonal diversity, and possible accretion in our distributable cash flow;

•       planned capital expenditures and availability of capital resources to fund capital expenditures;

•       our expected cost of complying with the Oil Pollution Act of 1990;

•       estimated future expenditures for drydocking and maintenance of our tank vessels’ operating capacity;

•       our plans for the retirement or retrofitting of tank vessels and the expected delivery, and cost of, newbuild vessels;

•       our expectations regarding charters for our newbuild vessels;

•       the integration of acquisitions of tank barges and tugboats, including the timing, effects and benefits thereof;

•       expected decreases in the supply of domestic tank vessels;

•       expected demand in the domestic tank vessel market in general and the demand for our tank vessels in particular;

•       the adequacy and availability of our insurance and the amount of any capital calls;

•       expectations regarding litigation;

•       the likelihood that pipelines will be built that compete with us;

•       the effect of new or existing regulations or requirements on our financial position;

•       our future financial condition or results of operations and our future revenues and expenses;

•       our business strategies and other plans and objectives for future operations;

•       our future financial exposure to lawsuits currently pending against EW Transportation LLC and its predecessors; and

•       any other statements that are not historical facts.

These forward looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events and, therefore, involve a number of risks and uncertainties. We caution that forward looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward looking statements.

Important factors that could cause our actual results of operations or our actual financial condition to differ from our expectations are described under “Risk Factors” beginning on page S-15 of this prospectus supplement and on page 1 of the accompanying prospectus.

PROSPECTUS

$400,000,000

K-Sea Transportation Partners L.P.
Common Units

K-Sea Transportation Partners L.P.
K-Sea Transportation Finance Corporation
Debt Securities

The following securities may be offered under this prospectus:

•       Common units representing limited partner interests in K-Sea Transportation Partners L.P.; and

•       Debt securities of K-Sea Transportation Partners L.P. and K-Sea Transportation Finance Corporation.

K-Sea Transportation Finance Corporation may act as co-issuer of the debt securities, and certain direct or indirect subsidiaries of K-Sea Transportation Partners L.P. may guarantee the debt securities.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities and also may add, update or change information contained in this prospectus.

Our common units are listed on the New York Stock Exchange under the symbol “KSP.”

Investing in our securities involves risk. Please read “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2007.

You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized any person to provide you with additional or different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the documents incorporated by reference. Our business, financial condition, results of operations and prospectus may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $400,000,000 in total aggregate offering price of securities described in this prospectus. This prospectus provides you with a general description of us and the securities offered under this prospectus.

Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

As used in this prospectus, “we,” “us” and “our” and similar terms mean K-Sea Transportation Partners L.P. and its subsidiaries, unless the context indicates otherwise.

i

K-SEA TRANSPORTATION PARTNERS L.P.

We are a leading provider of refined petroleum product marine transportation, distribution and logistics services in the United States. Our fleet of 62 tank barges, 2 tankers and 46 tugboats serves a wide range of customers, including major oil companies, oil traders and refiners. With 3.5 million barrels of capacity, we believe we own and operate the largest coastwise tank barge fleet in the United States as measured by barrel-carrying capacity.

We own 100% of K-Sea Transportation Finance Corporation. K-Sea Transportation Finance Corporation was organized for the purpose of co-issuing our debt securities and has no material assets or liabilities, other than as co-issuer of our debt securities. Its activities will be limited to co-issuing our debt securities and engaging in activities incidental to co-issuing our debt securities.

K-Sea OLP GP, LLC, K-Sea Operating Partnership L.P., Sea Coast Transportation LLC, K-Sea Transportation Inc., Norfolk Environmental Services, Inc., K-Sea Canada Holdings Inc., K-Sea Acquisition1, LLC and K-Sea Acquisition2, LLC may unconditionally guarantee any series of debt securities of K-Sea Transportation Partners L.P. and K-Sea Transportation Finance Corporation offered by this prospectus, as set forth in a related prospectus supplement. As used in this prospectus, the term “Subsidiary Guarantors” means the subsidiaries that fully, unconditionally, jointly and severally guarantee any such series of debt securities.

Our principal executive offices are located at One Tower Center Boulevard, New Brunswick, New Jersey, 08816, and our telephone number is (732) 565-3818.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business.  You should carefully consider the following risk factors together with all of the other information included in this prospectus and the documents we have incorporated by reference in evaluating an investment in the common units.

If any of the following risks actually were to occur, our business, financial condition or results of operations could be affected materially and adversely. In that case, we may be unable to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

Marine transportation is an inherently risky business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•       marine disasters;

•       bad weather;

•       mechanical failures;

•       grounding, fire, explosions and collisions;

•       human error; and

•       war and terrorism.

All of these hazards can result in death or injury to persons, loss of property, environmental damages, delays or rerouting. If one of our vessels were involved in an accident, with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, financial condition and results of operations.

On November 11, 2005, one of our double-hulled tank barges, the DBL 152, struck submerged debris in the U.S. Gulf of Mexico, causing significant damage. The submerged debris was determined to be a service platform which collapsed during Hurricane Rita in September 2005. At the time of the incident, the barge was carrying approximately 120,000 barrels of No. 6 fuel oil, a heavy oil product. Our insurers responded to the pollution-related costs and environmental damages resulting from the incident, paying approximately $65 million less $60,000 in total deductibles.

Our affiliate, EW Transportation LLC, and its predecessors have been named, together with a large number of other companies, as co-defendants in 39 civil actions by various parties alleging unspecified damages from past exposure to asbestos and second-hand smoke aboard some of the vessels that it contributed to us in connection with the initial public offering of our common units. EW Transportation LLC and its predecessors have been dismissed from 38 of these lawsuits for an aggregate sum of approximately $47,000 and are pursuing settlement of the other case. We may be subject to litigation in the future involving these plaintiffs and others alleging exposure to asbestos due to alleged failure to properly encapsulate friable asbestos or remove friable asbestos on our vessels, as well as for exposure to second-hand smoke and other matters.

A decline in demand for, and level of consumption of, refined petroleum products could cause demand for tank vessel capacity and charter rates to decline, which would decrease our revenues and profitability.

The demand for tank vessel capacity is influenced by the demand for refined petroleum products and other factors including:

•       global and regional economic and political conditions;

•       developments in international trade;

•       changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•       environmental concerns; and

•       competition from alternative sources of energy, such as natural gas, and alternate transportation methods.

Any of these factors could adversely affect the demand for tank vessel capacity and charter rates. Any decrease in demand for tank vessel capacity or decrease in charter rates could adversely affect our business, financial condition and results of operations.

In addition, we operate our tank vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. For example, movements of certain clean oil products, such as motor fuels, generally increase during the summer driving season. In those same regions, movements of black oil products and certain clean oil products, such as heating oil, generally increase during the winter months, while movements of asphalt products generally increase in the spring through fall months. Unseasonably mild winters can result in significantly lower demand for heating oil in the northeastern United States. Meanwhile, our operations along the West Coast and in Alaska historically have been subject to seasonal variations in demand that vary from those exhibited in the East Coast and Gulf Coast regions. In addition, unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling. Seasonality could materially affect our business, financial condition and results of operations in the future.

Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified, repealed or waived.

We are subject to the Jones Act and other federal laws that restrict maritime transportation between points in the United States to vessels built and registered in the United States and owned and manned by U.S. citizens. We are responsible for monitoring the ownership of our common units and other partnership interests. If we do not comply with these restrictions, we would be prohibited from operating our vessels in U.S. coastwise trade, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our vessels, fines or forfeiture of the vessels.

In the past, interest groups have lobbied Congress to repeal the Jones Act to facilitate foreign flag competition for trades and cargoes currently reserved for U.S.-flag vessels under the Jones Act and cargo preference laws. We believe that interest groups may continue efforts to modify or repeal the Jones Act and cargo preference laws currently benefiting U.S.-flag vessels. If these efforts are successful, it could result in increased competition, which could reduce our revenues and cash available for distribution.

The Secretary of the Department of Homeland Security is vested with the authority and discretion to waive the coastwise laws to such extent and upon such terms as he may prescribe whenever he deems that such action is necessary in the interest of national defense. In response to the effects of Hurricane Katrina, the Secretary of the Department of Homeland Security waived the coastwise laws generally for the transportation of petroleum products from September 1 to September 19, 2005 and from September 26, 2005 to October 24, 2005. In addition, the Secretary of the Department of Homeland Security has waived without a specific termination date the coastwise laws generally for the transportation of petroleum released from the Strategic Petroleum Reserve undertaken in response to circumstances arising from Hurricane Katrina. Any waiver of the coastwise laws, whether in response to natural disasters or otherwise, could result in increased competition from foreign tank vessel operators, which could reduce our revenues and cash available for distribution.

We may not be able to grow or effectively manage our growth.

A principal focus of our strategy is to continue to grow by expanding our business in the East, West and Gulf Coast regions and to expand into other geographic markets. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

•       identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•       identify vessels for acquisition;

•       consummate acquisitions or joint ventures;

•       integrate any acquired businesses or vessels successfully with our existing operations;

•       hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•       identify new geographic markets;

•       improve our operating and financial systems and controls; and

•       obtain required financing for our existing and new operations.

A deficiency in any of these factors would adversely affect our ability to achieve anticipated levels of cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

Increased competition in the domestic tank vessel industry could result in reduced profitability and loss of market share for us.

Contracts for our vessels are generally awarded on a competitive basis, and competition in the markets we serve is intense. The most important factors determining whether a contract will be awarded include:

•       availability and capability of the vessels;

•       ability to meet the customer’s schedule;

•       price;

•       safety record;

•       reputation; and

•       experience.

Some of our competitors may have greater financial resources and larger operating staffs than we do. As a result, they may be able to make vessels available more quickly and efficiently, transition to double-hull barges from single-hull barges more rapidly, and withstand the effects of declines in charter rates for a longer period of time. They may also be better able to weather a downturn in the oil and gas industry. As a result, we could lose customers and market share to these competitors.

We also face competition from refined petroleum product pipelines. Long-haul transportation of refined petroleum products is generally less costly by pipeline than by tank vessel. The construction of new pipeline segments to carry petroleum products into our markets, including pipeline segments that connect with existing pipeline systems, and the conversion of existing non-refined petroleum product pipelines, could adversely affect our ability to compete in particular locations.

We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could adversely affect our business and operating results.

Our customers consist primarily of major oil companies, oil traders and refineries. The portion of our revenues attributable to any single customer changes over time, depending on the level of relevant activity by the customer, our ability to meet the customer’s needs and other factors, many of which are beyond our control. Two customers accounted for 20% and 15%, respectively, of our consolidated revenues for fiscal 2006. If we were to lose either of these customers or if either of these customers significantly reduced its use of our services, our business and operating results could be adversely affected.

Voyage charters may not be available at rates that will allow us to operate our vessels profitably.

During fiscal 2006, we derived approximately 21% of our revenue from single voyage charters. Voyage charter rates fluctuate significantly based on tank vessel availability, the demand for refined petroleum products and other factors. Increased dependence on the voyage charter market by us could result in a lower utilization of our vessels and decreased profitability. Future voyage charters may not be available at rates that will allow us to operate our vessels profitably.

We may not be able to renew time charters, consecutive voyage charters, contracts of affreightment and bareboat charters when they expire.

We received approximately 79% of our revenue from time charters, consecutive voyage charters, contracts of affreightment and bareboat charters during fiscal 2006. These arrangements, which are generally for periods of one year or more, may not be renewed, or if renewed, may not be renewed at similar rates. If we are unable to obtain new charters at rates equivalent to those received under the old charters, our profitability may be adversely affected.

We must make substantial expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.

Tank vessels are subject to the requirements of the Oil Pollution Act of 1990, or OPA 90. OPA 90 mandates that all single-hull tank vessels operating in U.S. waters be removed from petroleum and petroleum product transportation services at various times through January 1, 2015, and provides a schedule for the phase-out of the single-hull vessels based on their age and size. As of March 31, 2007, approximately 69% of the barrel-carrying capacity of our tank vessel fleet was double-hulled in compliance with OPA 90. The remaining 31% (except for one 75,000-barrel vessel which will phase out in January 2009) will be in compliance with OPA 90 until January 2015. The capacity of certain of our single-hull vessels has already been effectively replaced by double-hull vessels recently placed into service, although we may continue to operate those single-hull vessels until their phase-out date. We estimate that the current cost to replace our remaining single hull capacity with newbuildings or by retrofitting certain of our existing vessels ranges from $75.0 million to $79.0 million. This capacity can also be replaced by acquiring existing double-hull tank vessels as opportunities arise. At the time we make these expenditures, the actual cost could be higher due to inflation and other factors.

Marine transportation of refined petroleum products is a capital intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance. We estimate that, over the next five years, we will spend an average of approximately $16.0 million per year to drydock and maintain our tank vessels’ operating capacity. Periodically, we will also make expenditures to acquire or construct additional tank vessel capacity and to upgrade our overall fleet efficiency.

Please read “—Risks Related to Our Common Units—In calculating our available cash from operating surplus each quarter, we are required to deduct estimated maintenance capital expenditures, which may result in less cash available for distribution to unitholders than if actual maintenance capital expenditures were deducted” for information about our requirement to deduct estimated maintenance capital expenditures in calculating our available cash from operating surplus.

Capital expenditures and other costs necessary to operate and maintain a vessel vary depending on the age of the vessel and changes in governmental regulations, safety or other equipment standards.

Capital expenditures and other costs necessary to operate and maintain a vessel increase with the age of the vessel. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. For example, we may be required to make significant expenditures for alterations or the addition of new equipment to satisfy requirements of the U.S. Coast Guard and the American Bureau of Shipping. In addition, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

In order to fund these capital expenditures, we will either incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our ability to make distributions to unitholders.

Our purchase of existing vessels carries risks associated with the quality of those vessels.

Our fleet renewal and expansion strategy includes the acquisition of existing vessels as well as the ordering of newbuildings. Unlike newbuildings, existing vessels typically do not carry warranties with respect to their condition. While we generally inspect any existing vessel prior to purchase, such an inspection would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Increasingly stringent federal, state and local laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the U.S. Coast Guard, the Department of Transportation, the Department of Homeland Security, the National Transportation Safety Board and the U.S. Customs Service, and to regulation by private industry organizations such as the American Bureau of Shipping. The U.S. Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The U.S. Coast Guard is authorized to inspect vessels at will.

Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA 90, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the internal and territorial waters of, and the 200-mile exclusive economic zone around, the United States. Additionally, an oil spill could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase as we increase our fleet capacity. Most states bordering on a navigable waterway have enacted legislation providing for potentially unlimited liability for the discharge of pollutants within their waters.

Our insurance may not be adequate to cover our losses.

We may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on our operations. For example, a catastrophic oil spill or other disaster could exceed our insurance coverage. In addition, our affiliate, EW Transportation LLC, and its predecessors may not have insurance coverage prior to March 1986. If we were subject to claims related to that period, including claims from current or former employees, EW Transportation LLC may not have insurance to pay the liabilities, if any, that could be imposed on us. If we had to pay claims solely out of our own funds, it could have a material adverse effect on our financial condition. Furthermore, any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims could be brought, the aggregate amount of these deductibles could be material.

We may not be able to procure adequate insurance coverage at commercially reasonable rates in the future, and some claims may not be paid. In the past, stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. In addition, our insurance may be voidable by the insurers as a result of certain actions of ours.

Because we obtain some of our insurance through protection and indemnity associations, we also may be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could reduce our profits or cause losses. Moreover, the protection and indemnity clubs and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice.

Terrorist attacks have resulted in increased costs and have disrupted our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations.

After the terrorist attacks of September 11, 2001, New York Harbor was shut down temporarily, resulting in the suspension of our local operations in the New York City area for four days and the loss of revenue related to these operations. The long-term impact that terrorist attacks and the threat of terrorist attacks may have on the petroleum industry in general, and on us in particular, is not known at this time. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect our operations in unpredictable ways, including disruptions of petroleum supplies and markets, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.

Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

We depend upon unionized labor for the provision of our services in certain geographic areas. Any work stoppages or labor disturbances could disrupt our business in those areas.

Certain of our seagoing personnel are employed under a contract with a division of the International Longshoreman’s Association that expires on June 30, 2008. Any work stoppages or other labor disturbances could have a material adverse effect on our business, financial condition and results of operations.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

Some of our employees are covered by provisions of federal statutory and general maritime law. These laws typically operate to make liability limits established by state workers’ compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we may have greater exposure for claims made by these employees.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and other key personnel. In particular, our success depends on the continued efforts of Mr. Timothy J. Casey, the President and Chief Executive Officer of K-Sea General Partner GP LLC, and other key employees. The loss of the services of any key employee could have a material adverse effect on our business, financial condition and results of operations. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or key employees if their services were no longer available.

Due to our lack of asset diversification, adverse developments in our marine transportation business would reduce our ability to make distributions to our unitholders.

We rely exclusively on the revenues generated from our marine transportation business. Due to our lack of asset diversification, an adverse development in this business would have a significantly greater impact on our business, financial condition and results of operations than if we maintained more diverse assets.

Changes in international trade agreements could affect our ability to provide marine transportation services at competitive rates.

Currently, vessel trade or marine transportation between two points within the same country, generally known as cabotage or coastwise trade, is not included in the General Agreement on Trade in Services or the North American Free Trade Agreement. In addition, the Jones Act restricts maritime cargo transportation between U.S. ports to U.S.-flag vessels qualified to engage in U.S. coastwise trade. If maritime services were deemed to include cabotage and included in the General Agreement on Trade in Services, the North American Free Trade Agreement or other multi-national trade agreements, transportation of maritime cargo between U.S. ports could be opened to foreign-flag vessels. Foreign vessels would have lower construction costs and would generally operate at significantly lower costs than we do in U.S. markets, which would likely have a material adverse effect on our ability to compete.

Risks Related to Our Common Units

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•       the level of consumption of refined petroleum products in the markets in which we operate;

•       the prices we obtain for our services;

•       the level of our operating costs, including payments to our general partner; and

•       prevailing economic conditions.

Additionally, the actual amount of cash we have available for distribution depends on other factors such as:

•       the level of capital expenditures we make, including for acquisitions, retrofitting of vessels and compliance with new regulations;

•       the restrictions contained in our debt instruments and our debt service requirements;

•       fluctuations in our working capital needs;

•       our ability to make working capital borrowings; and

•       the amount, if any, of reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.

The amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from operations and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

K-Sea General Partner L.P. and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.

Affiliates of our general partner indirectly own the 2% general partner interest and a 41.1% limited partner interest in us and own and control the general partner of our general partner. Conflicts of interest may arise between K-Sea General Partner L.P. and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•       our general partner is allowed to take into account the interests of parties other than us, such as our affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•       our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•       our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•       in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period;

•       our general partner determines which costs incurred by it and its affiliates, including K-Sea General Partner GP LLC, are reimbursable by us;

•       our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

•       our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•       our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or the board of directors of its general partner and will have no right to elect our general partner or the board of directors of its general partner on an annual or other continuing basis. The board of directors of the general partner of our general partner is chosen by its members.

Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Unitholders are currently unable to remove our general partner without its consent because our affiliates currently own sufficient units to be able to prevent the general partner’s removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner during the subordination period because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above under “—Risks Inherent in Our Business—We must make substantial expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution,” the partnership agreement requires our general partner to deduct from operating surplus each quarter estimated maintenance capital expenditures as opposed to actual expenditures, which could reduce the amount of available cash for distribution.

In calculating our available cash from operating surplus each quarter, we are required to deduct estimated maintenance capital expenditures, which may result in less cash available for distribution to unitholders than if actual maintenance capital expenditures were deducted.

Our partnership agreement requires us to deduct estimated maintenance capital expenditures from operating surplus each quarter, as opposed to actual maintenance capital expenditures, in order to reduce disparities in operating surplus caused by the fluctuating level of maintenance capital expenditures, such as drydocking. Because of the substantial capital expenditures we intend to make by January 1, 2015 to replace the operating capacity of our single-hull vessels, our annual estimated maintenance capital expenditures for purposes of calculating operating surplus also includes $2.0 million to reduce the fluctuation in operating surplus that would otherwise be caused by the required expenditures.

The amount of estimated maintenance capital expenditures we deduct from operating surplus is subject to review and change by the board of directors of K-Sea General Partner GP LLC, with the concurrence of the conflicts committee of such board. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, as we expect will be the case in some years until we actually make expenditures for the OPA 90 replacements and retrofitting, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus.

Please read “—Risks Inherent in Our Business—We must make substantial expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution” for information regarding substantial expenditures that we must make to maintain the operating capacity of our fleet.

We may issue additional common units without the approval of unitholders, which would dilute unitholders’ ownership interests.

During the subordination period, without the approval of our unitholders, our general partner may cause us to issue up to 2,082,500 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•       the issuance of common units in connection with acquisitions or capital improvements that increase cash flow from operations per unit on a pro forma or estimated pro forma basis;

•       issuances of common units to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the repayment of the indebtedness;

•       the redemption of common units from the net proceeds of an issuance of common units;

•       the conversion of subordinated units into common units;

•       the conversion of units of equal rank with the common units into common units under some circumstances; issuances of common units under our employee benefit plans;

•       the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal or removal of our general partner; or

•       the combination or subdivision of common units.

The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•       our unitholders’ proportionate ownership interest in us will decrease;

•       the amount of cash available for distribution on each unit may decrease;

•       because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•       the relative voting strength of each previously outstanding unit may be diminished; and

•       the market price of the common units may decline.

After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

In order to ensure compliance with Jones Act citizenship requirements, the board of directors of the general partner of our general partner has adopted a requirement that at least 85% of our partnership interests must be held by U.S. citizens. This requirement may have an adverse impact on the liquidity or market value of our common units, because unitholders will be unable to sell units to non-U.S. citizens. Any purported transfer of common units in violation of these provisions will be ineffective to transfer the common units or any voting, dividend or other rights in respect of the common units.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Cost reimbursements due our general partner and its affiliates will reduce cash available for distribution to unitholders.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf, which will be determined by our general partner in its sole discretion. These expenses will include all costs incurred by the general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us. In addition, our general partner and its affiliates may provide us with other services for which the general partner or its affiliates may charge us fees. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates could adversely affect our ability to pay cash distributions to unitholders.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under Delaware law, a unitholder could be held liable for our obligations to the same extent as a general partner if such unitholder participates in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business.

Restrictions in our debt agreements may prevent us from engaging in some beneficial transactions or paying distributions.

We have a significant amount of indebtedness. Our payment of principal and interest on the debt will reduce cash available for distribution on our units. Our credit agreement prohibits the payment of distributions after the occurrence of the following events, among others, and receipt of notice from our lenders:

•       failure to pay any principal, interest, fees, expenses or other amounts when due;

•       default under any vessel mortgage;

•       failure to notify the lenders of any oil spill or discharge of hazardous material, or of any action or claim related thereto;

•       breach or lapse of any insurance with respect to the vessels;

•       breach of certain financial covenants;

•       breach by our general partner or any of our subsidiaries of the guarantees issued under our new credit agreement;

•       failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•       default under other material indebtedness of our operating partnership, our general partner or any of our subsidiaries;

•       bankruptcy or insolvency events involving us, our general partner or any of our subsidiaries;

•       failure of any representation or warranty to be materially correct;

•       a change of control, as defined in the applicable agreement;

•       a material adverse effect, as defined in the applicable agreement, occurs relating to us or our business; and

•       a judgment against us, our general partner or any of our subsidiaries in excess of certain allowances and not covered by insurance.

Any subsequent refinancing of our current debt or any new debt could have similar restrictions.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders so long as the third party satisfies the citizenship requirements of the Jones Act. Furthermore, there is no restriction in the partnership agreement on the ability of the partners of our general partner from transferring their respective partnership interests in our general partner to a third party that satisfies the citizenship requirements of the Jones Act. The new partners of our general partner would then be in a position to replace the board of directors and officers of the general partner of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

Our affiliates may engage in activities that compete directly with us.

Pursuant to the omnibus agreement entered into in connection with the initial public offering of our common units, certain of our affiliates have agreed not to engage, either directly or indirectly, in the business of providing refined petroleum product marine transportation, distribution and logistics services in the United States to the extent such business generates qualifying income for federal income tax purposes. The omnibus agreement does not prohibit the equity owners of our affiliates from owning assets or engaging in businesses that compete directly or indirectly with us.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, prospective unitholders should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. If less than 90% of our gross income for any taxable year is “qualifying income” from transportation or processing of crude oil, natural gas or products thereof, interest, dividends or similar sources, we will be a “publicly traded partnership” under Section 7704 of the Internal Revenue Code and taxable as a corporation for federal income tax purposes for that taxable year and all subsequent years. The IRS has not provided any ruling on this matter.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions would generally be taxed again to unitholders as corporate distributions and no income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed upon us as an entity, cash available for distribution to unitholders would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders and thus would likely result in a substantial reduction in the value of the common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. The partnership agreement provides that, if a law is enacted or an existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

If the IRS contests any of the federal income tax positions we take, the market for our common units may be adversely affected, and the costs of any contest will reduce our cash available for distribution to unitholders.

The IRS has not provided any ruling with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income, which could be different in amount than the cash we distribute, our unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income, even if they receive no cash distributions from us. Unitholders may not receive cash distributions equal to their share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be different than expected.

If a unitholder sells his common units, that unitholder will recognize gain or loss equal to the difference between the amount realized and the unitholder’s tax basis in those common units. Prior distributions in excess of the total net taxable income the unitholder was allocated for a common unit, which decreased the unitholder’s tax basis in that common unit, will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price the unitholder receives is less than the unitholder’s original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to unitholders. Should the IRS successfully contest some positions we take, unitholders could recognize more gain on the sale of common units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if unitholders sell their common units, they may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and other retirement plans, and non-United States persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-United States persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-United States persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We registered as a tax shelter under prior law. This may increase the risk of an IRS audit of us or a unitholder.

Prior to the enactment of the American Jobs Creation Act of 2004, certain types of entities were required to register with the IRS as “tax shelters,” based on a perception that those entities might claim tax benefits that were unwarranted. We registered as a tax shelter under such prior law. The American Jobs Creation Act of 2004 repealed the tax shelter registration requirement and replaced it with a regime that requires reporting, and will likely require registration, of certain “reportable transactions.” We do not expect to engage in any reportable transactions. Nevertheless, our registration as a tax shelter under prior law, or our future participation in a reportable transaction, might increase the likelihood that we will be audited, and any such audit might lead to tax adjustments.

Should our tax returns be audited, any adjustments to our tax returns may lead to adjustments to our unitholders’ tax returns and may lead to audits of unitholders’ tax returns. Our unitholders’ would be responsible for the consequences of any  audits to their tax returns.

We treat each purchaser of common units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to unitholders’ tax returns. Please read “Material Tax Consequences—Uniformity of Units” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

Unitholders may be subject to state, local and foreign taxes and return filing requirements as a result of investing in our common units.

In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. Unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We own property or conduct business in Alaska, New York, New Jersey, Pennsylvania, Washington and Virginia, all of which impose a state income tax. We currently conduct certain operations in Puerto Rico, Canada and Venezuela in a manner that we believe does not subject unitholders to direct liability to pay tax or file returns in those countries, but there can be no assurance that we will conduct our foreign operations in this manner in the future. Taxes we pay with respect to our foreign operations reduce the cash flow available for distribution to our unitholders. We may do business or own property in other states or foreign countries in the future. It is the responsibility of unitholders to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state, local or foreign tax consequences of an investment in our common units.

We have subsidiaries that are treated as corporations for federal income tax purposes and subject to corporate-level income taxes.

We conduct a portion of our operations through subsidiaries that are, or are treated as, corporations for federal income tax purposes. Currently, those operations consist primarily of our bunkering activities and our operation of a Canadian flagged vessel. We may elect to conduct additional operations in corporate form in the future. These corporate subsidiaries will be subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to our unitholders. If the IRS were to successfully assert that these corporate subsidiaries have more tax liability than we anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income.

Risks Related to Debt Securities

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make required payments on the debt securities, including interest payments, depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to the credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount of the debt securities at maturity, or to repurchase the debt securities upon an event of mandatory repurchase, we may be required to adopt one or more alternatives, such as a refinancing of the debt securities. We cannot assure you that we would be able to refinance the debt securities.

If we issue unsecured debt securities, your right to receive payments on the debt securities will be unsecured and will be effectively subordinated to our existing and future secured indebtedness and to indebtedness of any of our subsidiaries who do not guarantee the debt securities.

Any unsecured debt securities, including any guarantees, issued by us, K-Sea Transportation Finance Corporation or any Subsidiary Guarantors will be effectively subordinated to the claims of our secured creditors. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or that of K-Sea Transportation Finance Corporation or any Subsidiary Guarantors, their secured creditors would generally have the right to be paid in full before any distribution is made to the holders of the unsecured debt securities. Furthermore, if any of our subsidiaries do not guarantee the unsecured securities, these debt securities will be effectively subordinated to the claims of all creditors, including trade creditors and tort claimants, of those subsidiaries. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to the issuers of the unsecured debt securities or the holders of the unsecured debt securities.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.

Unlike a corporation, our partnership agreement requires us to distribute on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by our general partner in its discretion. Our general partner determines the amount and timing of cash distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•       to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs);

•       to provide funds for distributions to our unitholders and our general partner from any one or more of the next four calendar quarters; or

•       to comply with applicable law or any of our loan or other agreements.

Depending on the timing and amount of our cash distributions to unitholders and because we are not required to accumulate cash for the purpose of meeting obligations to holders of any debt securities, such distributions could significantly reduce the cash available to us in subsequent periods to make payments on any debt securities.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus and in the documents that we incorporate by reference that are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we may from time to time make other oral or written statements that are also forward-looking statements.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•       the expected closing of and benefits to be derived from proposed acquisitions;

•       planned capital expenditures and availability of capital resources to fund capital expenditures;

•       our expected cost of complying with OPA 90;

•       estimated future expenditures for drydocking and maintenance of our tank vessels’ operating capacity;

•       our plans for the retirement or retrofitting of tank vessels and the expected delivery, and cost, of newbuild vessels;

•       the integration of acquisitions of tank barges and tugboats, including the timing and effects thereof;

•       expected decreases in the supply of domestic tank vessels;

•       expected demand in the domestic tank vessel market in general and the demand for our tank vessels in particular;

•       our expectations regarding the DBL 152 barge incident;

•       the adequacy of our insurance;

•       the likelihood that pipelines will be built that compete with us;

•       the effect of new regulations or requirements on our financial position;

•       our future financial condition or results of operations and our future revenues and expenses;

•       our business strategy and other plans and objectives for future operations; and

•       our future financial exposure to lawsuits currently pending against EW Transportation LLC and its predecessors.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause our actual results of operations or our actual financial condition to differ are described under “Risk Factors” beginning on page 1 of this prospectus.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds we receive from the sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

•       paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•       funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges for us and our predecessor for each of the periods indicated:

	Year Ended June 30,					Six-Months Ended December 31,
	2002	2003	2004	2005	2006	2005	2006
Ratio of Earnings to Fixed Charges(1)	1.80	1.47	1.50	2.17	1.52	1.33	2.08

(1)          The information appearing in this table is for our predecessor for all periods prior to January 14, 2004.

DESCRIPTION OF DEBT SECURITIES

K-Sea Transportation Partners L.P. and K-Sea Transportation Finance Corporation may issue senior debt securities and subordinated debt securities. The issuers will issue senior debt securities under an indenture among them, the Subsidiary Guarantors, if any, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the senior indenture. The issuers may also issue subordinated debt securities under an indenture to be entered into among them, the Subsidiary Guarantors, if any, and the trustee. We refer to this indenture as the subordinated indenture. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The debt securities will be governed by the provisions of the related indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the forms of senior and subordinated indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part, and you should read the indentures for provisions that may be important to you.

Unless the context otherwise requires, references in this section to “we,” “us,” “our” and “the issuers” mean K-Sea Transportation Partners L.P. and K-Sea Transportation Finance Corporation, and references in this prospectus to an “indenture” refer to the particular indenture under which we issue a series of debt securities.

Provisions Applicable to Each Indenture

General.   Any series of debt securities:

•       will be general obligations of the issuers of such series;

•       will be general obligations of the Subsidiary Guarantors if they are guaranteed by the Subsidiary Guarantors; and

•       may be subordinated to the Senior Indebtedness of the issuers and the Subsidiary Guarantors.

The indentures do not limit the amount of debt securities that may be issued under any indenture, and do not limit the amount of other indebtedness or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance.

No indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require us to repurchase their securities in the event of a decline in our credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms.   We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of the board of directors of our general partner’s general partner, accompanied by an officers’ certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•       whether the debt securities will be senior or subordinated debt securities;

•       the form and title of the debt securities of that series;

•       the total principal amount of the debt securities of that series;

•       whether the debt securities of that series will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•       the date or dates on which the principal of and any premium on the debt securities of that series will be payable;

•       any interest rate which the debt securities of that series will bear, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•       any right to extend or defer the interest payment periods and the duration of the extension;

•       whether and under what circumstances any additional amounts with respect to the debt securities of that series will be payable;

•       whether debt securities of that series are entitled to the benefits of any guarantee of any Subsidiary Guarantor;

•       the place or places where payments on the debt securities of that series will be payable;

•       any provisions for the optional redemption or early repayment of that series of debt securities;

•       any provisions that would require the redemption, purchase or repayment of that series of debt securities;

•       the denominations in which that series of debt securities will be issued;

•       the portion of the principal amount of that series of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•       any additional means of defeasance of that series of debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•       any changes or additions to the events of default or covenants described in this prospectus;

•       any restrictions or other provisions relating to the transfer or exchange of that series of debt securities;

•       any terms for the conversion or exchange of that series of debt securities for our other securities or securities of any other entity;

•       any changes to the subordination provisions for the subordinated debt securities; and

•       any other terms of the debt securities of that series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

The Subsidiary Guarantees.   The Subsidiary Guarantors may fully, unconditionally, jointly and severally guarantee on an unsecured basis all series of debt securities of the issuers. In the event of any such guarantee, each Subsidiary Guarantor will execute a notation of guarantee as further evidence of their guarantee. The term “Subsidiary Guarantors” means K-Sea OLP GP, LLC, K-Sea Operating Partnership L.P., Sea Coast Transportation LLC, K-Sea Transportation Inc., Norfolk Environmental Services, Inc., K-Sea Canada Holdings, Inc., K-Sea Acquisition1, LLC and K-Sea Acquisition2, LLC. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors.

If a series of senior debt securities is so guaranteed, the Subsidiary Guarantors’ guarantee of the senior debt securities will be the Subsidiary Guarantors’ unsecured and unsubordinated general obligation, and will rank on a parity with all of the Subsidiary Guarantors’ other unsecured and unsubordinated indebtedness. If a series of subordinated debt securities is so guaranteed, the Subsidiary Guarantors’ guarantee of the subordinated debt securities will be the Subsidiary Guarantors’ unsecured general obligation and will be subordinated to all of the Subsidiary Guarantors’ other unsecured and unsubordinated indebtedness.

The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•       all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•       any collections from or payments made by or on behalf of any other Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.

The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “—Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the indentures, and to the extent not otherwise prohibited by the indentures, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•       automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•       automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•       following delivery of a written notice by us to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money for a purchase money obligation or for a guarantee of either, except for any series of debt securities.

Consolidation, Merger and Sale of Assets.   The indentures generally permit a consolidation or merger involving the issuers or the Subsidiary Guarantors. They also permit the issuers or the Subsidiary Guarantors, as applicable, to lease, assign, transfer or otherwise dispose of all or substantially all of their assets. Each of the issuers and the Subsidiary Guarantors has agreed, however, that it will not consolidate with or merge into any entity (other than one of the issuers or a Subsidiary Guarantor, as applicable) or lease, assign, transfer or otherwise dispose of all or substantially all of its assets to any entity (other than one of the issuers or a Subsidiary Guarantor, as applicable) unless:

•       it is the continuing entity; or

•       if it is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the performance of its covenants and obligations under the indentures; and

•       in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Upon any such consolidation, merger or asset lease, assignment, transfer or other disposition involving the issuers or the Subsidiary Guarantors, the resulting entity or transferee will be substituted for the issuers or the Subsidiary Guarantors, as applicable, under the applicable indenture and debt securities. In the case of an asset transfer or other disposition other than a lease, the issuers or the Subsidiary Guarantors, as applicable, will be released from the applicable indenture.

Events of Default.   Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•       failure to pay interest on or other charges relating to that series of debt securities when due that continues for 30 days;

•       default in the payment of principal of or premium, if any, on any debt securities of that series when due, whether at its stated maturity, upon redemption, by declaration, upon required repurchase or otherwise;

•       default in the deposit of any sinking fund payment with respect to any debt securities of that series when due that continues for 30 days;

•       failure by the issuers, or if the series of debt securities is guaranteed by any Subsidiary Guarantors, by such Subsidiary Guarantor, to comply for 60 days with the other agreements contained in the indentures, any supplement to the indentures or any board resolution authorizing the issuance of that series after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•       certain events of bankruptcy, insolvency or reorganization of the issuers or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, of any such Subsidiary Guarantor;

•       if the series of debt securities is guaranteed by any Subsidiary Guarantor:

•        any of the guarantees ceases to be in full force and effect, except as otherwise provided in the indentures;

•        any of the guarantees is declared null and void in a judicial proceeding;

•        any Subsidiary Guarantor denies or disaffirms its obligations under the indentures or its guarantee; and

•       any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

A holder of a debt security of any series issued under each indenture may pursue any remedy under that indenture only if:

•       the holder gives the trustee written notice of a continuing event of default for that series;

•       the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•       the holders offer to the trustee indemnity satisfactory to the trustee;

•       the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•       during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•       conducting any proceeding for any remedy available to the trustee; and

•       exercising any trust or power conferred upon the trustee relating to or arising as a result of an event of default.

The issuers are required to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

Modification and Waiver.   Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•       reduce the amount of debt securities whose holders must consent to an amendment, a supplement or a waiver;

•       reduce the rate of or change the time for payment of interest on the debt security;

•       reduce the principal of, any premium on or any sinking fund payment with respect to the debt security or change its stated maturity;

•       reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•       change any obligation to pay additional amounts on the debt security;

•       make payments on the debt security payable in currency other than as originally stated in the debt security;

•       impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•       make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•       modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•       waive a continuing default or event of default regarding any payment on the debt securities; or

•       release any Subsidiary Guarantor, or modify the guarantee of any Subsidiary Guarantor in any manner adverse to the holders.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture:

•       to cure any ambiguity, omission, defect or inconsistency;

•       to provide for the assumption of the issuers’ obligations under the indentures by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•       to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•       to provide any security for, any guarantees of or any additional obligors on any series of debt securities or, with respect to the senior indenture, the related guarantees;

•       to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•       to add covenants that would benefit the holders of any debt securities or to surrender any rights the issuers have under the indentures;

•       to add events of default with respect to any debt securities; and

•       to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance.   When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at our option, either of the following will occur:

•       we will be discharged from our or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or

•       we will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities and, if applicable, guarantees of the payments will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

No Personal Liability of General Partner.   K-Sea General Partner L.P., our general partner, and K-Sea General Partner GP LLC, the general partner of our general partner, and their directors, managers, officers, employees, partners and unitholders, in such capacity, will not be liable for the obligations of the issuers or any Subsidiary Guarantor under the debt securities, the indentures or the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a debt security, each holder of that debt security will have agreed to this provision and waived and released any such liability on the part of K-Sea General Partner, L.P. and K-Sea General Partner GP LLC and their directors, managers, officers, employees, partners and unitholders. This waiver and release are part of the consideration for our issuance of the debt securities. It is the view of the SEC that a waiver of liabilities under the federal securities laws is against public policy and unenforceable.

Governing Law.   New York law will govern the indentures and the debt securities.

Trustee.   We may appoint a separate trustee for any series of debt securities. We use the term “trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business, and the trustee may own debt securities.

Form, Exchange, Registration and Transfer.   The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, we will not be required to register the transfer or exchange of:

•       any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

•       any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents.   Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in New York, New York or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities.   The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to the Subordinated Indenture

Debt securities of a series may be subordinated to the issuers’ “Senior Indebtedness,” which is defined generally to include any obligation created or assumed by the issuers (or, if the series is guaranteed, any Subsidiary Guarantors) for the repayment of borrowed money, any purchase money obligation created or assumed by the issuer, and any guarantee therefor, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities (or, if the series is guaranteed, the guarantee of any Subsidiary Guarantor), or to other obligations which are pari passu with or subordinated to the debt securities (or, if the series is guaranteed, the guarantee of any Subsidiary Guarantor). Subordinated debt securities will be subordinated in right of payment, to the extent and in the manner set forth in the subordinated indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of the issuers or, if applicable, a Subsidiary Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors’ assets, to creditors:

•       upon a liquidation or dissolution of the issuers or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

•       in a bankruptcy, receivership or similar proceeding relating to the issuers or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If the issuers do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the issuers may not:

•       make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•       make any deposit for the purpose of defeasance of the subordinated debt securities; or

•       repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, the issuers may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in either case,

•       the default has been cured or waived and any declaration of acceleration has been rescinded;

•       the Senior Indebtedness has been paid in full in cash; or

•       the issuers and the trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•       any specified issue of Senior Indebtedness of at least $100.0 million; and

•       any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the issuers may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by the issuers and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•       by written notice from the person or persons who gave the Blockage Notice;

•       by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•       if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

DESCRIPTION OF COMMON UNITS

Our common units represent limited partner interests in us that entitle the holders thereof to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of units and our general partner in and to partnership distributions, please read “Cash Distribution Policy.” For a general discussion of the expected federal income tax consequences of owning and disposing of common units, please read “Material Tax Consequences.”  For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.” References in this section to “we,” “us” and “our” mean K-Sea Transportation Partners L.P.

General

We have two classes of limited partner interests in our partnership: common units and subordinated units. Both classes of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. The rights of holders of subordinated units to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units.

Our common units are listed for trading on the New York Stock Exchange under the symbol “KSP.”  Unlike the common units, the subordinated units are not publicly traded.

Transfer of Common Units

Each purchaser of common units offered by this prospectus must execute a transfer application and certification. By executing and delivering a transfer application and certification, the purchaser of common units:

•       becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•       automatically requests admission as a substituted limited partner in our partnership;

•       agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•       represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•       grants powers of attorney to officers of K-Sea General Partner GP LLC and any liquidator of us as specified in the partnership agreement; and

•       makes the consents, covenants, representations and waivers contained in the partnership agreement, including representations and covenants about the transferee’s citizenship for Jones Act and tax withholding purposes.

In addition to a transfer application and its related certification, any assignee who will hold more than 5% of the total outstanding common units must execute and deliver an affidavit of citizenship in form and substance satisfactory to the U.S. Maritime Administration.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application and certification. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner.

In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•       the right to assign the common unit to a purchaser or the transferee; and

•       the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•       will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification as to itself and any beneficial holders; and

•       may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application and certification by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application and certification to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Transfer Agent and Registrar

The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement and the partnership agreement of K-Sea Operating Partnership L.P. are included as exhibits to the registration statement of which this prospectus constitutes a part.

We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

•       with regard to distributions of available cash, please read “Cash Distribution Policy;”

•       with regard to the transfer of common units, please read “Description of Common Units—Transfer of Common Units”; and

•       with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

We were organized on July 8, 2003 and have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to serving as a partner of K-Sea Operating Partnership L.P., our operating partnership, and engaging in any business activities that may be engaged in by our operating partnership and its subsidiaries or that are approved by our general partner. The partnership agreement of our operating partnership provides that the operating partnership may, directly or indirectly, engage in:

•       its operations as conducted immediately before our initial public offering;

•       any other activity approved by the general partner but only to the extent that the general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code of 1986, as amended; or

•       any activity that enhances the operations of an activity that is described in either of the two preceding clauses or any other activity provided such activity does not affect our treatment as a partnership for federal income tax purposes.

Although our general partner has the ability to cause us, our operating partnership or its subsidiaries to engage in activities other than the marine transportation of refined petroleum products, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Restrictions on Foreign Ownership

To enjoy the benefits of U.S. coastwise trade, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, as amended, the Shipping Act of 1916, as amended, and the regulations thereunder. Under these regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in U.S. coastwise trade:

•       not less than 75% of the interests in our general partner must be owned by U.S. citizens;

•       the president or chief executive officer, the chairman of the board and a majority of a quorum of the board of directors of the general partner of our general partner must be U.S. citizens; and

•       at least 75% of the ownership and voting power of our units must be held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens, as defined in the Merchant Marine Act, the Shipping Act and the regulations thereunder.

In order to protect our ability to register our vessels under federal law and operate our vessels in U.S. coastwise trade, our partnership agreement restricts foreign ownership of our interests to a percentage equal to not more than 24.0% as determined from time to time by our general partner. The general partner has determined to limit foreign ownership of our interests to 15.0%. We refer to the percentage limitation on foreign ownership as the permitted percentage.

Our partnership agreement provides that:

•       any transfer, or attempted transfer, of any units that would result in the ownership or control, in each case, in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping (as defined in the Merchant Marine Act and the Shipping Act) will be void and ineffective as against us; and

•       if, at any time, persons other than U.S. citizens own units or possess voting power over units, in each case, (either of record or beneficially) in excess of the permitted percentage, we will withhold payment of distributions on and suspend the voting rights of such units and may redeem such units.

Unit certificates bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our partnership agreement:

•       permits us to require, as a condition precedent to the transfer of units on our records, representations and other proof as to the identity of existing or prospective unitholders; and

•       permits us to establish and maintain a dual unit certificate system under which different forms of certificates may be used to reflect whether or not the owner thereof is a U.S. citizen.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional common units and other partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as set forth in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 2,082,500 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.

During or after the subordination period, we may issue an unlimited number of common units, without the approval of unitholders, as follows:

•       in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•       if the proceeds of the issuance are used exclusively to repay indebtedness the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement;

•       the redemption of common units or other equity securities of equal rank with the common units from the net proceeds of an issuance of common units or parity units provided that the redemption price equals the net proceeds per unit, before expenses, to us;

•       upon conversion of the subordinated units;

•       upon conversion of units of equal rank with the common units into common units under some circumstances;

•       under employee benefit plans;

•       upon conversion of the general partner interest and incentive distribution rights into common units as a result of a withdrawal of our general partner; or

•       in the event of a combination or subdivision of common units.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

Upon the issuance of additional common units or other partnership securities, our general partner may make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Limited Liability

Participation in the Control of Our Partnership.   Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or Delaware Act, and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•       to remove or replace our general partner;

•       to approve some amendments to our partnership agreement; or

•       to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

Unlawful Partnership Distributions.   Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business.   Our subsidiaries conduct business in Alaska, New York, New Jersey, Pennsylvania, Washington, Virginia and certain foreign jurisdictions. Maintenance of our limited liability, as a limited partner of the operating partnership, may require compliance with legal requirements in the jurisdictions in which our operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•       during the subordination period, the approval of at least a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•       after the subordination period, the approval of a majority of the common units.

Matter	Vote Requirement
Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under “—Issuance of Additional Securities.”
Issuance of units senior to the common units during the subordination period	Unit majority.
Issuance of units junior to the common units during the subordination period	No approval right.
Issuance of additional units after the subordination period	No approval right.
Amendment of the partnership agreement

Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority.
Amendment of the limited partnership agreement of the operating partnership and other action taken by us as a limited partner of the operating partnership	Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect.
Dissolution of our partnership	Unit majority.
Reconstitution of our partnership upon dissolution	Unit majority.
Withdrawal of our general partner

Under most circumstances, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2013 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2013.

Transfer of incentive distribution rights

Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, or sale of all or substantially all its equity interest to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2013.

Transfer of ownership interests in our general partner	No approval required at any time.

Amendment of the Partnership Agreement

General.   Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments.   No amendment may be made that would:

•       enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•       enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

•       change the term of our partnership;

•       provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

•       give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval.   Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•       a change in our name, the location of our principal place of business, our registered agent or our registered office;

•       the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

•       a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•       an amendment that is necessary, in the opinion of our counsel, to prevent us, our general partner, K-Sea General Partner GP LLC or the directors, officers, agents or trustees of K-Sea General Partner GP LLC from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•       subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

•       any amendment expressly permitted in the partnership agreement to be made by our general partner acting alone;

•       an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•       any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•       certain mergers or conveyances as set forth in our partnership agreement;

•       a change in our fiscal year or taxable year and related changes; or

•       any other amendments substantially similar to any of the matters described in the preceding clauses.

In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

•       do not adversely affect the limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect;

•       are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•       are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of our limited partners;

•       are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

•       are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.   Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in our partnership.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2013 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2013 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders.

Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of units representing a unit majority agree in writing to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal.

Our partnership agreement also provides that if K-Sea General Partner L.P. is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•       the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•       any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•       our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of the general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove K-Sea General Partner L.P. as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of the general partner of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•       the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•       any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•       our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•       the highest price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; or

•       the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. Our partnership agreement provides that the resolution of any conflict of interest that is fair and reasonable will not be a breach of the partnership agreement. Our general partner may, but it is not obligated to, submit the conflict of interest represented by the exercise of the limited call right to the conflicts committee for approval or seek a fairness opinion from an investment banker. If our general partner exercises its limited call right, it will make a determination at the time, based on the facts and circumstances, and upon the advice of counsel, as to the appropriate method of determining the fairness and reasonableness of the transaction. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right.

There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors of the general partner of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Non-citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price, in accordance with the procedures set forth in our partnership agreement. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•       our general partner;

•       any departing general partner;

•       any person who is or was an affiliate of the general partner of our general partner or any departing general partner;

•       any person who is or was a director, officer or manager of any entity described in the preceding three bullet points; or

•       any person designated by the general partner of our general partner.

Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax reporting purposes, our fiscal year is the calendar year. For financial reporting purposes, our fiscal year ends on June 30.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of K-Sea General Partner L.P. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

References in this section to “we,” “us” and “our” mean K-Sea Transportation Partners L.P.

General.   Within approximately 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash.   Available cash is defined in our partnership agreement and generally means, for any quarter ending prior to liquidation:

•       the sum of

•        all cash and cash equivalents of K-Sea Transportation Partners L.P. and its subsidiaries on hand at the end of that quarter; and

•        all additional cash and cash equivalents of K-Sea Transportation Partners L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

•       less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to

•        provide for the proper conduct of the business of K-Sea Transportation Partners L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of K-Sea Transportation Partners L.P. and its subsidiaries) after that quarter;

•        comply with applicable law or any debt instrument or other agreement or obligation to which K-Sea Transportation Partners L.P. or any of its subsidiaries is a party or its assets are subject; and

•        provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent K-Sea Transportation Partners L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and provided, further, that disbursements made by K-Sea Transportation Partners L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

Minimum Quarterly Distribution.   Common units are entitled to receive distributions from operating surplus of $0.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on our subordinated units. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause a default or an event of default under our credit agreement.

Operating Surplus and Capital Surplus

General.   All cash distributed to unitholders will be characterized either as “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus.   Operating surplus is defined in our partnership agreement and for any period it generally means:

•       our cash balance of $1.1 million at the closing of our initial public offering; plus

•       $5.0 million (as described below); plus

•       all of our cash receipts since the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings and excluding sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•       working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•       all of our operating expenditures since the closing of our initial public offering, including estimated maintenance capital expenditures and the repayment of working capital borrowings, but not the repayment of other borrowings; less

•       the amount of cash reserves that our general partner deems necessary or advisable to provide funds for future operating expenditures and estimated maintenance capital expenditures.

As reflected above, our definition of operating surplus includes $5.0 million in addition to our cash balance of $1.1 million at the closing of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $5.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. While we do not anticipate that we will make any distributions from capital surplus in the near term, we may determine that the sale or disposition of an asset or business owned or acquired by us may be beneficial to our unitholders. If we distribute to you the proceeds from the sale of one of our businesses, such a distribution would be characterized as a distribution from capital surplus. Any distributions of capital surplus would trigger certain adjustment provisions in our partnership agreement as described below. Please read “—Distributions From Capital Surplus” below and “—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels” below.

Operating surplus is reduced by the amount of our maintenance capital expenditures, but not our expansion capital expenditures. For our purposes, maintenance capital expenditures are those capital expenditures required to maintain, over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase, over the long term, the operating capacity of our capital assets. Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel, retrofitting an existing vessel or acquiring a new vessel to the extent such expenditures maintain the operating capacity of our fleet. If, however, capital expenditures associated with retrofitting an existing vessel or acquiring a new vessel increase the operating capacity of our fleet over the long term, whether through increasing our aggregate barrel-carrying capacity, improving the operational performance of a vessel or otherwise, those capital expenditures would be classified as expansion capital expenditures. Because maintenance capital expenditures can be very large and irregular, the amount of actual maintenance capital expenditures may differ substantially from period to period, which would cause similar fluctuations in the amount of operating surplus, adjusted operating surplus and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus.

To eliminate the effect on operating surplus of fluctuations in actual maintenance capital expenditures, our partnership agreement requires that an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long-term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The determination of the estimate will be made by the board of directors of the general partner of our general partner in any manner it determines is reasonable in its sole discretion. The conflicts committee of the board of directors of the general partner of our general partner must concur with this determination. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures over the long-term, such as a major acquisition or new governmental regulations. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•       it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus insufficient to pay the minimum quarterly distribution on all the units;

•       it will reduce the need for us to borrow under our working capital facility to pay distributions;

•       prior to the time we begin incurring material capital expenditures related to retrofitting or replacing single-hull tank vessels that must be phased out by January 1, 2015 under OPA 90, it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•       it will reduce the likelihood that a large capital expenditure in a period will prevent the general partner’s affiliates from being able to convert some or all of their subordinated units into common units.

Definition of Capital Surplus.   Capital surplus is defined in our partnership agreement and it generally will be generated only by:

•       borrowings other than working capital borrowings;

•       sales of debt and equity securities; and

•       sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions.   We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.

Subordination Period

General.   During the subordination period, which is defined below and in our partnership agreement, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of Subordination Period.   The subordination period will extend until the first day of any quarter beginning after December 31, 2008 that each of the following tests are met:

•       distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•       the “adjusted operating surplus” (as described below) generated during each of the three consecutive, non-overlapping four quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•       there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Conversion of Subordinated Units.   Before the end of the subordination period, 50% of the subordinated units, or up to 2,082,500 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to partners in respect of any quarter ending on or after:

•       December 31, 2006 with respect to 25% of the subordinated units; and

•       December 31, 2007 with respect to 25% of the subordinated units.

Twenty-five percent of the subordinated units (or 1,041,250 subordinated units) converted into common units after the distribution in respect of the quarter ended December 31, 2006. The early conversion of an additional 25% of our subordinated units will occur after the distribution  in respect of the quarter ended December 31, 2007 if each of the following three tests is met:

•       distributions of available cash from operating surplus on each of the outstanding common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•       the adjusted operating surplus generated during each of the three consecutive non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•       there are no arrearages in payment of the minimum quarterly distribution on the common units.

The second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.

Definition of Adjusted Operating Surplus.   Adjusted operating surplus is defined in our partnership agreement and for any period it generally means:

•       operating surplus generated with respect to that period; less

•       any net increase in working capital borrowings with respect to that period; less

•       any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•       any net decrease in working capital borrowings with respect to that period; plus

•       any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period.   Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•       the subordination period will end and each subordinated unit will immediately convert into one common unit;

•       any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•       our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•       first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•       second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•       third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•       thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•       first, 98% to all unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•       thereafter, in the manner described in “—Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter:

•       we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•       we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•       first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.55 per unit for that quarter (the “first target distribution”);

•       second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.625 per unit for that quarter (the “second target distribution”);

•       third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the “third target distribution”); and

•       thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner assume that our general partner has made any capital contributions necessary to maintain its 2% general partner and has not transferred the incentive distribution rights.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.50	98%	2%
First Target Distribution	up to $0.55	98%	2%
Second Target Distribution	above $0.55 up to $0.625	85%	15%
Third Target Distribution	above $0.625 up to $0.75	75%	25%
Thereafter	above $0.75	50%	50%

Distributions From Capital Surplus

How Distributions from Capital Surplus Will Be Made.   We will make distributions of available cash from capital surplus, if any, in the following manner:

•       first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in the initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

•       second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•       thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.   The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units we will proportionately adjust:

•       the minimum quarterly distribution;

•       the target distribution levels;

•       the unrecovered initial unit price;

•       the number of common units issuable during the subordination period without a unitholder vote; and

•       the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without a unitholder vote would double and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.   If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain.   The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•       first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•       second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)          the unrecovered initial unit price;

(2)          the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)          any unpaid arrearages in payment of the minimum quarterly distribution;

•       third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1)          the unrecovered initial unit price; and

(2)          the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•       fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)          the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)               the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner for each quarter of our existence;

•       fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)               the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)               the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•       sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)               the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)               the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

•       thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses.   Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•       first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•       second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•       thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts.   We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to K-Sea Transportation Partners L.P. and K-Sea Operating Partnership L.P.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) employee benefit plans, or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P., and are based on the accuracy of the representations made by us.

The IRS has not provided any ruling regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Baker Botts L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•       the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales” below);

•       whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations between Transferors and Transferees” below); and

•       whether our method for depreciating Section 743 adjustments is sustainable (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “Uniformity of Units” below).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

The IRS has not made any determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code and its regulations, the operating partnership will be disregarded as an entity separate from us for federal income tax purposes so long as the operating partnership and its general partner (which is a limited liability company) do not elect to be treated as a corporation and we will be treated as a partnership so long as:

•       we do not elect to be treated as a corporation; and

•       for each taxable year, more than 90% of our gross income is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that approximately 93% of our income for 2006 was within one or more categories of income that are qualifying income in the opinion of Baker Botts L.L.P. The portion of our income that is qualifying income can change from time to time, but we believe that our qualifying income has been, and will be, more than 90% of our gross income for all relevant tax periods.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” In order to meet the Qualifying Income Exception, we may have to forego earning certain income or transfer assets to a corporation that will recognize that income. Such income will then be subject to a corporate level tax but will not affect whether we meet the Qualifying Income Exception. Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net earnings would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below assumes that we will be treated as a partnership for federal income tax purposes. Please read the above discussion of the opinion of Baker Botts L.L.P. that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of K-Sea Transportation Partners L.P. will be treated as partners of K-Sea Transportation Partners L.P. for federal income tax purposes. Also,

•       assignees who are awaiting admission as limited partners; and

•       unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of K-Sea Transportation Partners L.P. for federal income tax purposes.

A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those common units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales” below.

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in K-Sea Transportation Partners L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.   We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Please read “—Tax Treatment of Operations—Taxable Year and Accounting Method” below.

Treatment of Distributions.   Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively,

“Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.   A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss” below.

Limitations on Deductibility of Losses.   The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in addition, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, the unitholder’s deduction for his share of our losses is limited to the amount for which the unitholder is considered to be “at risk” with respect to our activities if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain and that was previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net earnings may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.   The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•       interest on indebtedness properly allocable to property held for investment;

•       our interest expense attributed to portfolio income; and

•       the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.   If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.   In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. Gross income may also be allocated to holders of subordinated units after the close of the subordination period to the extent necessary to give them economic rights at liquidation identical to the rights of common units. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

For tax purposes, each time we issue units we are required to adjust the “book” basis of all assets held by us immediately prior to the issuance of the new units to their fair market values at the time the new units are issued. We are further required to adjust this book basis for each asset in proportion to tax depreciation or amortization we later claim with respect to the asset. Section 704(c) principles set forth in Treasury regulations require that subsequent allocations of depreciation, gain, loss and similar items with respect to the asset take into account, among other things, the difference between the “book” and tax basis of the asset. In this context, we use the term ‘book” as that term is used in Treasury regulations relating to partnership allocations for tax purposes. The “book” value of our property for this purpose may not be the same as the book value of our property for financial reporting purposes.

For example, at the time of an offering by us of units pursuant to this prospectus, a substantial portion of our assets may be depreciable property with a “book” basis in excess of its tax basis. In that event, Section 704(c) principles generally will require that depreciation with respect to each such property be allocated disproportionately to purchasers of common units in that offering and away from our general partner and unitholders who acquired their units prior to the offering. To the extent these disproportionate allocations do not produce a result to purchasers of common units in the offering that is similar to that which would be the case if all of our assets had a tax basis equal to their “book” basis on the date the offering closes, purchasers of common units in the offering will be allocated the additional “remedial” tax deductions needed to produce that result as to any asset with respect to which we elect the “remedial method” of taking into account the difference between the “book” and tax basis of the asset. Upon a later issuance of units by us, similar adjustments may be made for the benefit of purchasers of units in the later offering, reducing the net amount of our deductions allocable to the purchaser of units in the earlier offering.

Items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by unitholders that did not receive the benefit of such deduction.

Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required under Section 704(c) principles, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•       his relative contributions to us

•       the interest of all the partners in profits and losses;

•       the interest of all the partners in cash flow; and

•       the rights of all the partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election,”—“Uniformity of Units” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” the allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.   A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner for those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•       any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

•       any cash distributions received by the unitholder as to those common units would be fully taxable; and all of these distributions would appear to be ordinary income.

Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss” below.

Alternative Minimum Tax.   Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates.   In general, the highest federal income tax rate for individuals is currently 35% and the maximum federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.   We made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis’) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us, but it will apply to a purchaser of outstanding units from another unitholder. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components:  (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “—Allocation of Income, Gain, Loss and Deduction” above. The timing of these deductions may affect the uniformity of our units. Please read “—Uniformity of Units” below.

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer.

Our Section 754 election will separately apply to any transferee of a unitholder who purchases outstanding common units from another unitholder based upon the values and bases of our assets at the time of the transfer to the transferee. Depending upon the relationship of the value and the basis of our assets at the time of such a transfer, our Section 754 election may favorably or unfavorably affect the price that a potential transferee will be willing to pay for the units. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure prospective unitholders that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

In order to preserve our ability to determine the tax attributes of a common unit (which includes the effect of the Section 743(b) adjustments) from its date of purchase and the amount that is paid therefor, our general partner may (as it is permitted to do under our partnership agreement) take positions in filing our tax returns that reduce for some unitholders the depreciation or amortization deductions to which they would otherwise be entitled. For example, we may not be able to depreciate Section 743(b) adjustments in respect of certain property in the same manner as we depreciate those adjustments in respect of recovery property. In addition, in order to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount that is paid therefor, we may report a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Other fact patterns could have the same effect. Counsel is unable to opine as to validity of any matter that is discussed above in this paragraph because there is no clear applicable authority. A unitholder’s basis in a common unit is reduced by his or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his or her common units and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “Uniformity of Units” below.

Tax Treatment of Operations

Taxable Year and Accounting Method.   We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year different from our taxable year and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees” below.

Tax Basis, Depreciation and Amortization.   The tax basis of our assets, as adjusted with respect to each purchaser on account of the Section 754 election, is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election” above and “—Allocation of Income, Gain, Loss and Deduction” above.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Part or all of the goodwill deemed to arise upon an offering of units by the partnership may not produce any amortization deductions to a purchaser of units in the offering if our general partner determines not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of such property immediately prior to that offering or any previous offering. Please read “—Uniformity of Units” below. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” above and “—Disposition of Common Units—Recognition of Gain or Loss” below.

The costs that we incur in selling our units must be capitalized and cannot be deducted currently, ratably or upon or termination.

Valuation and Tax Basis of Our Properties.   The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of value and determination of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.   Gain or loss will be recognized on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•       a short sale;

•       an offsetting notional principal contract; or

•       a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.   In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month which we refer to in this discussion as the “Allocation Date.”. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on this issue. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Transfer Notification Requirements.   A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). We are required to notify the IRS of any such transfers and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties.

Constructive Termination.   We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. Please read “—Tax Treatment of Operations—Taxable Year and Accounting Method” above. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units.   Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have a negative impact on the value of the units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing units after this offering may affect the uniformity of our units. Please read “—Tax Consequences of Unit Ownership—Section 754 election” above. For example, we did not elect the remedial allocation method under Section 704(c) principles with respect to certain of our intangible assets in certain prior offerings of our units (Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above, and it is possible that we own, or will acquire, certain depreciable assets that are not subject to the typical rules governing depreciation (under Section 168 of the Internal Revenue Code) or amortization (under Section 197 of the Internal Revenue Code) of assets. Any or all of these factors could cause the timing of a purchaser’s deductions to differ, depending on when the unit he purchased was issued.

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Our counsel, Baker Botts L.L.P., is unable to opine as to validity of such filing positions. A unitholder’s basis in units is reduced by his or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his or her common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss” above and”—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Non-United States Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Nonresident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net earnings or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.   We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure prospective unitholders that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names K-Sea General Partner L.P. as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.   Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•       the name, address and taxpayer identification number of the beneficial owner and the nominee;

•       whether the beneficial owner is:

•        a person that is not a United States person;

•        a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•        a tax-exempt entity;

•       the amount and description of common units held, acquired or transferred for the beneficial owner; and

•       specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-related Penalties.   An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds:

•       the greater of 10% of the tax required to be shown on the return for the taxable year; or

•       $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•       for which there is, or was, “substantial authority”; or

•       as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules apply to “tax shelters,” but we believe we are not a “tax shelter.”  If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.   If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly the tax returns of our unitholders) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” above. Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•       accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties”;

•       for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•       in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, a unitholder will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property and conduct business in Alaska, New York, New Jersey, Pennsylvania, Washington and Virginia. We currently conduct certain operations in Puerto Rico, Canada and Venezuela in a manner that we believe does not subject unitholders to direct liability to pay tax or file returns in those countries, but there can be no assurance that we will conduct our foreign operations in this manner in the future. We may also own property or conduct business in other jurisdictions in the future. Although a unitholder may not be required to file a return and pay taxes in some jurisdictions because the unitholder’s income from that jurisdiction falls below the filing and payment requirement, a unitholder will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we conduct business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. We may, but are not required to, treat amounts withheld as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections” above. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities.

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

An equity investment in us by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•       whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•       whether in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•       whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan is a fiduciary under applicable law and should determine whether an investment in us is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•       the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are held by 100 or more investors independent of the issuer and of each other, freely transferable and registered under certain provisions of the federal securities laws;

•       the entity is an operating company; i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•       there is no significant investment in the entity by benefit plan investors, which means that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and any other persons who have discretionary authority or control with respect to our assets or who provide investment advice for a fee with respect to such assets, is held by employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Following an equity investment in us by an employee benefit plan, our assets should not be considered “plan assets” under these regulations because it is expected that the common units will constitute publicly offered securities, within the meaning of the first bullet point above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters or through dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements they may enter into with us to indemnification by us against specified civil liabilities, including liabilities under the Securities Act of 1933. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we use any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of the underwriters and the terms of the transaction in a prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the underwriting agreement against specified liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we use a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specified liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

We also may sell common units and debt securities directly. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Because the NASD views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2810 of the NASD Conduct Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P. Baker Botts L.L.P. will also render an opinion on the material federal income tax considerations regarding the common units. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of K-Sea Transportation Partners L.P. incorporated in this prospectus by reference to the Annual Report on Form 10-K of K-Sea Transportation Partners L.P. for the year ended June 30, 2006 have been so incorporated in reliance on the report (which contains an explanatory paragraph on management's assessment of the effectiveness of internal control over financial reporting and on the effectiveness of internal control over financial reporting due to the exclusion of Sea Coast Transportation LLC from the assessment of internal control over financial reporting as of June 30, 2006 because it was acquired by K-Sea Transportation Partners L.P. in a purchase business combination during fiscal 2006) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Sea Coast Towing, Inc. included in K-Sea Transportation Partners L.P.'s Current Report on Form 8-K dated October 7, 2005 have been incorporated by reference in this prospectus in reliance on the report (which contains an explanatory paragraph relating to Sea Coast Towing, Inc.'s related party transactions as described in Note 1, Note 10 and Note 11 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.k-sea.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We are incorporating by reference into this prospectus the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (file no. 001-31920) (excluding information deemed to be furnished and not filed with the SEC) until all the securities are sold:

•       our annual report on Form 10-K for the fiscal year ended June 30, 2006;

•       our quarterly reports on Form 10-Q for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007;

•       our current report on Form 8-K dated October 7, 2005 regarding our acquisition of Sea Cost Transportation;

•       our current reports on Form 8-K filed on January 5, 2007, March 29, 2007 and April 30, 2007; and

•       the description of our common units in our registration statement on Form 8-A (File No. 001-31920) filed pursuant to the Securities Exchange Act of 1934 on December 4, 2003.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our web site at http:/ /www.k-sea.com, or by writing or calling us at the following address:

K-Sea Transportation Partners L.P.
One Center Tower Boulevard
New Brunswick, New Jersey 08816
Attention:  John J. Nicola
Telephone: (732) 565-3818

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes that statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

3,000,000 Common Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT
SEPTEMBER    , 2007

LEHMAN BROTHERS

CITI

UBS INVESTMENT BANK

WACHOVIA SECURITIES

RBC CAPITAL MARKETS

KEYBANC CAPITAL MARKETS

RAYMOND JAMES

STIFEL NICOLAUS